UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2012

COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga, Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

SEMI-ANNUAL BUSINESS REPORT

(From January 1, 2012 to June 30, 2012)

THIS IS A SUMMARY OF THE SEMI-ANNUAL BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

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I. COMPANY OVERVIEW

1. Company Overview

Starting in the first quarter of 2011, SK Telecom Co., Ltd. (the “Company”) prepares and reports its financial statements under the International Financial Reporting Standards as adopted for use in Korea (“K-IFRS”). The transition date of the Company and its consolidated subsidiaries to K-IFRS is January 1, 2010 and the adoption date is January 1, 2011. The Company’s semi-annual business report for the six months ended June 30, 2012 includes the following consolidated subsidiaries:

Name	Date of Establishment	Principal Business	Total Asset as of Dec. 31, 2011 (millions of Won)	Material Subsidiary*
SK Telink Co., Ltd.	Apr. 9, 1998	Telecommunication and satellite broadcasting services	420,829	Material
SK Communications Co., Ltd.	Sep. 19, 1996	Internet portal and other Internet information services	319,948	Material
PAXNet Co., Ltd.	May 18, 1999	Database and online information services	33,949
Loen Entertainment, Inc.	Jul. 7, 1982	Music and audio publication	157,104	Material
Stonebridge Cinema Fund	Sep. 30, 2005	Investment partnership	18,506
Commerce Planet Co., Ltd.	Jul. 1, 1997	Information technology and computer services	49,729
SK Broadband Co., Ltd.	Sep. 26, 1997	Multimedia and IP TV services	3,318,699	Material
Broadband D&M Co., Ltd.	Feb. 5, 1998	Management of telecommunication facilities	11,872
Broadband Media Co., Ltd.	Aug. 25, 2005	Telemarketing services	89,915	Material
Broadband CS Co., Ltd.	Oct. 1, 1998	Call center operation	6,948
K-net Culture and Contents Venture Fund	Nov. 24, 2008	Investment partnership	48,057
Hwaitec Focust Investment Partnership 2	Dec. 12, 2008	Investment partnership	21,663
Open Innovation Fund	Dec. 22, 2008	Investment partnership	44,716
PS&Marketing Corporation	Apr. 3, 2009	Resale of telecommunication services	289,062	Material
Service Ace Co., Ltd.	Jul. 1, 2010	Call center operation and telemarketing services	43,447
Service Top Co., Ltd.	Jul 1, 2010	Call center operation and telemarketing services	37,165
Network O&S Co., Ltd.	Jul. 1, 2010	Wireless telecommunication services	80,249	Material
Service In Co., Ltd.	Apr. 4, 2011	Internet services	3,247
BNCP Co., Ltd.	Dec. 7, 2009	Software development	28,631

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Name	Date of Establishment	Principal Business	Total Asset as of Dec. 31, 2011 (millions of Won)	Material Subsidiary*
SK Planet Co., Ltd.	Oct. 5,2011	Platform service	1,677,730	Material
SK Telecom China Holdings Co., Ltd.	Jul. 12, 2007	Investment	36,810
Sky Property Mgmt., Ltd.	Jun. 20, 2007	Real estate rental	820,639	Material
Shenzhen E-eye High Tech Co., Ltd.	Apr. 1, 2000	Telematics services	23,569
SK China Real Estate Co., Limited	Mar. 19, 2009	Real estate investment	295
SKT Vietnam PTE., Ltd.	Apr. 5, 2000	Wireless telecommunication services	42,539
SKT Americas, Inc.	Dec. 29, 1995	Management consulting and investment	42,681
YTK Investment Ltd.	Jul. 1, 2010	Investment	51,218	Material
Atlas Investment	Jun. 24, 2011	Investment	50,643	Material
Technology Innovation Partners, LP	Jun. 24, 2011	Investment	0
SK Telecom China Fund I L.P.	Sep. 14, 2011	Investment	687

*	Material Subsidiary means a subsidiary with total assets of Won 50 billion or more as of the end of the latest fiscal year.
**	Formerly known as 2nd Benex Focus Investment Fund.

A. Corporate Legal Business Name: SK Telecom Co., Ltd.

B. Date of Incorporation: March 29, 1984

C. Location of Headquarters

(1) Address: 11 Euljiro 2-ga, Jung-gu, Seoul, Korea

(2) Phone: +82-2-6100-2114

(3) Website: http://www.sktelecom.com

D. Major Businesses

(1) Wireless Business

The Company provides wireless telecommunications services, characterized by its competitive strengths in handheld device, affordable pricing, network coverage and an extensive contents library. Since the introduction of services employing LTE technology in July 2011, the telecommunications market for such services has grown as demand for fast data transfer speeds and differentiated services increased. Having reached over four million LTE subscribers as of July 30, 2012, the Company is solidifying its leadership position in LTE services based on its technology and network operating expertise. The Company is also improving the profitability of its wireless business through efficient capital expenditures and marketing and enhancement of marketing network and products. In the business-to-business area, the Company plans to develop and commercialize industry-specific solutions focused on healthcare and education through strategic alliances.

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In addition, in order to strengthen our sales channels, the Company has been offering a variety of fixed-line and wireless telecommunication convergence products to its customers through PS&Marketing Corporation, one of its subsidiaries. Furthermore, Network O&S Co., Ltd., the Company’s subsidiary responsible for the operation of the Company’s 2G to 4G networks (including its CDMA, WCDMA and LTE networks), provides customers with quality network services and provides the Company with technological know-how in network operations.

(2) Fixed-line Business

SK Broadband is engaged in providing telecommunications, broadcasting and new media services and various other services that are permitted to be carried out by SK Broadband under relevant regulations, as well as business activities that are directly or indirectly related to providing those services. With the adoption of K-IFRS in 2011, our broadband and fixed-line services segment also includes the following services provided by certain other subsidiaries of SK Telecom subject to consolidation under K-IFRS: multimedia services and IP TV services (Broadband Media Co., Ltd.); telemarketing services (Broadband CS Co., Ltd.); and telecommunications-related construction and lease services (Broadband D&M Co., Ltd.).

(3) Other Businesses

The Company is pursuing customer satisfaction by providing the best service and generating new values in diverse areas in contents delivery, location based service, media, mobile commerce and advertisement. In contents delivery service, the Company provides high-quality digital contents in its leading mobile contents marketplace, T store, which had more than 15 million subscribers and plans to expand globally.

In the location based service business, users of the Company’s T map service surpassed 13.7 million as of June 2012. T map provides real time traffic information and various local information. In the media business, the Company provides “hoppin” service that enables subscribers to access various multimedia contents through personal computers, mobile and other digital devices. In the commerce and advertising area, the Company’s 11 Street provides platform service that connects various sellers and purchasers on-line, which continues to increase its market share. In addition, the Company pursues new business opportunities in comprehensive advertising service comprising on-line and wireless, such as its “T ad” service.

SK Communications provides integrated portal services through NATE, social networking services through Cyworld and instant messaging services through NATE-ON. Key sources of revenue for SK Communications are display advertising, search engine-based advertising, and contents and other services. Display advertising consists of image, video and Flash-based multimedia advertising carried on NATE, Cyworld and NATE-ON and aims to give greater exposure to the advertiser’s brand name to the public. The increased effectiveness of on-line media as an advertising outlet has resulted in greatly expanded advertiser base, and the increasing variety in the format of advertising have all contributed to the growth of display advertising. Search engine-based advertising refers to the type of advertising that embeds advertisements within search results produced by searches of certain keywords on the NATE portal site. Search engine-based advertising has a certain appeal to small and medium-sized advertisers. Contents and other services include sales of on-line items to be used on Cyworld, contents sales and providing certain types of services. Revenues from contents and other services are generated through sales of on-line digital items through fixed-line Cyworld services and revenues generated by usage of mobile Cyworld services, which are shared with mobile phone service operators, as well as revenues from NATE-ON instant messaging, custom decorations for mobile phones, cartoon strips, fortunetelling, games and other contents services. In addition, SK Planet Co., Ltd. receives revenue from its services agreement with SK Telecom in connection with operation of WAP wireless NATE services. Service In Co., Ltd. is engaged in Internet service, database and on-line information service, data processing, Internet contents services, telemarketing and other computer services.

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The Company is also one of the leaders in the music services industry with the continued growth of Melon, its online music service, and its investments in music distribution and production.

In order to find future growth engines and strengthen the Company’s competitiveness, the Company has made strategic investments in YTK Investment Ltd., an investment fund company, and SKY Property Management Ltd., which owns SK Tower in Bejing, China.

See “II. Business Overview” for more information.

E. Credit Ratings

(1) Corporate Bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
February 20, 2008	Corporate bond	AAA	Korea Ratings	Current rating
February 21, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
February 21, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
June 3, 2008	Corporate bond	AAA	Korea Ratings	Regular rating
June 17, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
June 30, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Regular rating
October 20, 2008	Corporate bond	AAA	Korea Ratings	Current rating
October 20, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
October 20, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
January 13, 2009	Corporate bond	AAA	Korea Ratings	Current rating
January 13, 2009	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
January 13, 2009	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
February 23, 2009	Corporate bond	AAA	Korea Ratings	Current rating
February 23, 2009	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
February 23, 2009	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
June 24, 2009	Corporate bond	AAA	Korea Information Services, Inc.	Regular rating
June 26, 2009	Corporate bond	AAA	Korea Ratings	Regular rating
June 30, 2009	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
June 22, 2010	Corporate bond	AAA	Korea Ratings	Regular rating
June 29, 2010	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
June 29, 2010	Corporate bond	AAA	NICE Investors Service Co, Ltd.	Regular rating
May 27, 2011	Corporate bond	AAA	Korea Ratings	Regular rating
June 13, 2011	Corporate bond	AAA	NICE Investors Service Co, Ltd.	Regular rating

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Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
June 23, 2011	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
December 12, 2011	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
December 13, 2011	Corporate bond	AAA	NICE Investors Service Co, Ltd.	Current rating
December 16, 2011	Corporate bond	AAA	Korea Ratings	Current rating
June 21, 2012	Corporate bond	AAA	Korea Ratings	Current rating
June 22, 2012	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
June 29, 2012	Corporate bond	AAA	NICE Investors Service Co, Ltd.	Current rating

*	Rating definition: “AAA” - The certainty of principal and interest payment is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.

(2) Commercial Paper (“CP”)

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
June 3, 2008	CP	A1	Korea Ratings	Current rating
June 16, 2008	CP	A1	Korea Information Services, Inc.	Current rating
June 17, 2008	CP	A1	Korea Investors Service, Inc.	Current rating
October 20, 2008	CP	A1	Korea Ratings	Regular rating
October 20, 2008	CP	A1	Korea Investors Service, Inc.	Regular rating
October 20, 2008	CP	A1	Korea Information Services, Inc.	Regular rating
June 24, 2009	CP	A1	Korea Information Services, Inc.	Current rating
June 26, 2009	CP	A1	Korea Ratings	Current rating
June 30, 2009	CP	A1	Korea Investors Service, Inc.	Current rating
December 15, 2009	CP	A1	Korea Ratings	Regular rating
December 30, 2009	CP	A1	Korea Investors Service, Inc.	Regular rating
December 30, 2009	CP	A1	Korea Information Services, Inc.	Regular rating
June 22, 2010	CP	A1	Korea Ratings	Current rating
June 29, 2010	CP	A1	Korea Investors Service, Inc.	Current rating
June 29, 2010	CP	A1	NICE Investors Service Co, Ltd.	Current rating
December 16, 2010	CP	A1	Korea Ratings	Regular rating
December 27, 2010	CP	A1	Korea Investors Service, Inc.	Regular rating

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Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
December 29, 2010	CP	A1	NICE Investors Service Co, Ltd.	Regular rating
May 27, 2011	CP	A1	Korea Ratings	Current rating
June 13, 2011	CP	A1	NICE Investors Service Co, Ltd.	Current rating
June 23, 2011	CP	A1	Korea Investors Service, Inc.	Current rating
December 12, 2011	CP	A1	Korea Investors Service, Inc.	Regular rating
December 13, 2011	CP	A1	NICE Investors Service Co, Ltd.	Regular rating
December 16, 2011	CP	A1	Korea Ratings	Regular rating
June 21, 2012	CP	A1	Korea Ratings	Current rating
June 22, 2012	CP	A1	Korea Investors Service, Inc.	Current rating
June 29, 2012	CP	A1	NICE Investors Service Co, Ltd.	Current rating

*	Rating definition: “A1” - Timely repayment capability is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.

(3) International Credit Ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating company	Rating type
June 6, 2012	Bonds denominated in Swiss Franc	A-	Fitch	Current rating
June 4, 2012	Bonds denominated in Swiss Franc	A3	Moody’s	Current rating
June 7, 2012	Bonds denominated in Swiss Franc	A-	S&P	Current rating

2. Company History

March 2008: Purchased shares of SK Broadband Co., Ltd. (formerly Hanaro Telecom)

May 2009: Participated in the public share offering of SK Broadband Co., Ltd.

September 2009: Acquired leased line and related other business of SK Networks Co., Ltd.

February 2010: Purchased shares of Hana Card Co., Ltd.

October 2011: SK Planet Co., Ltd. was spun off from the Company.

February 2012: Purchased shares of SK Hynix Inc. (formerly, Hynix Semiconductor Inc.)

A. Location of Headquarters

•	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

•	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

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•	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

•	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

•	11 Euljiro 2-ga, Jung-gu, Seoul (December 13, 2004)

B. Significant Changes in Management

At the Extraordinary General Meeting of Shareholders held on August 31, 2011, Jun Ho Kim was elected as an inside director and Jin Woo So resigned from the Board to transfer to an affiliate of the Company. At the 28th General Shareholders’ Meeting held on March 23, 2012, (1) Young Tae Kim and Dong Seob Jee were elected as inside directors, (2) Hyun Chin Lim was re-elected as an independent director, and (3) Hyun Chin Lim was re-elected as a member of the audit committee.

C. Change in Company Name

On September 22, 2008, SK Broadband, one of our material consolidated subsidiaries, changed its name to SK Broadband Co., Ltd. from Hanaro Telecom Co., Ltd. to facilitate the sharing of SK Group’s corporate culture and brand. Similarly, on September 22, 2008, Broadband Media Co., Ltd., another of our material consolidated subsidiaries, changed its name to Broadband Media Co., Ltd. from Hanaro Media Co., Ltd. On March 23, 2012, SK Hynix Inc., which became our subsidiary in February 2012, changed its name to SK Hynix Inc. from Hynix Semiconductor Inc. in accordance with a resolution at its annual shareholders’ meeting.

D. Mergers, Acquisitions and Restructuring

[SK Telecom Co., Ltd.]

(1) Spin-off

In accordance with the resolution of the Company’s board of directors on July 19, 2011 and the resolution of the shareholders’ meeting on August 31, 2011, the Company spun off its platform business and established SK Planet Co., Ltd. effective as of October 1, 2011. The registration of the spin-off was completed on October 5, 2011. Set forth below are important details of the spin-off.

Description	Detail
Method of Spin-off	Simple vertical spin-off
Resulting Companies	SK Telecom Co., Ltd. (Surviving Company) SK Planet Co., Ltd. (Spin-off Company)
Effective Date	October 1, 2011

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Set forth below is summary of financial position before and after the spin-off. (in millions of Won)

Description	Before spin-off (As of September 30, 2011)	After spin-off (As of October 1, 2011)
	SK Telecom Co., Ltd.	SK Telecom Co., Ltd.	SK Planet Co., Ltd.
Total Assets	19,400,114	19,084,651	1,545,537
Total Liabilities	7,673,828	7,358,365	315,463
Total Shareholders’ Equity	11,726,286	11,726,286	1,230,074

Schedule of spin-off

Category		Date
Board resolution on spin-off		July 19, 2011
Record Date for Determination of Shareholders for the Shareholders’ Meeting for Spin-off		August 4, 2011
Shareholders’ Meeting for Approval of Spin-off Plan		August 31, 2011
Date of Spin-off		October 1, 2011
Shareholders’ Meeting for Report of Spin-off or Inaugural Meeting of Shareholders		October 4, 2011
Registration of Spin-off		October 5, 2011
Others	Notice of closure of shareholders register Period of closure of shareholders register Public notice of shareholders’ meeting Dispatch of notice of shareholders’ meeting	July 20, 2011 August 5, 2011~ August 8, 2011 August 10, 2011 and August 12, 2011 August 12, 2011

•	Changes in shareholding, including majority shareholder

•	Not applicable because the spin-off is a simple vertical spin-off.

•	Appraisal rights of shareholders

•	Not applicable because the spin-off is a simple vertical spin-off.

•	Protection of creditors

•	In accordance with Article 530-1 Paragraph 1, both SK Telecom and SK Planet will be jointly and severally liable for the payment of all obligations of SK Telecom incurred prior to the spin-off.

•	Allocation of new shares

•	In accordance with Articles 530-2 through 530-12, the spin-off is a simple vertical spin-off and all shares of SK Planet were allocated to SK Telecom.

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(2) Acquisition of Shares of Hynix Semiconductor

In accordance with the resolution of the Company’s board of directors on November 14, 2011, the Company purchased 146,100,000 shares of Hynix Semiconductor Inc. (aggregate purchase price of Won 3,374,726 million) on February 14, 2012 in order to acquire the control of Hynix Semiconductor. The Company has a 21.05% equity interest in Hynix Semiconductor after the purchase.

[SK Telink Co., Ltd.]

(1) Merger

On July 22, 2010, the board of directors approved the merger of TU Media Corp. into SK Telink Co., Ltd. effective as of November 1, 2010. In connection with this merger, SK Telink issued 256,763 shares of its common stock.

[SK Communications Co., Ltd.]

(1) Merger

On June 25, 2007, the board of directors resolved to cause SK Communications Co., Ltd. to merge into Empas Corp., effective as of November 1, 2007. We believe this merger helped to strengthen our competitiveness in the portal services market. In the merger, one share of the former SK Communications was converted into 3.5732182 shares of Empas.

(2) Spin off

On August 6, 2008, the board of directors resolved to spin off its video education business to create Etoos Co., Ltd., effective as of November 1, 2008. The spin off was intended to help the Company to better focus on its core businesses and to give each of our business divisions greater autonomy in making operational decisions based on technical expertise specific to the respective business division.

(3) Disposition and acquisition of businesses

1. Disposition of publishing business division

On April 10, 2009, SK Communications sold its publishing business division to Etoos for Won 4,785 million in accordance with the resolution of its board of directors of March 5, 2009.

2. Acquisition of the “KUKU” division

On July 1, 2009, SK Communications purchased the “KUKU” division from SK I-Media Co., Ltd. for a purchase price of Won 1,157 million, in accordance with the June 25, 2009 resolution of its board of directors.

3. Disposition of the Spicus division

Pursuant to the July 23, 2009 resolution of its board of directors, SK Communications sold the Spicus division, its telephone English education division, to Spicus Inc., a subsidiary of Altos Ventures on August 1, 2009 for a purchase price of Won 1,493 million.

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(4) Disposition of shares

1. Disposition of shares of Etoos

SK Communications sold all of its shares in Etoos to Cheong Sol pursuant to a resolution of its board of directors of October 19, 2009 and, as consideration, received Won 50,000 million principal amount of convertible bonds. Pursuant to a resolution of its board of directors of July 23, 2010, SK Communications converted Won 25 billion principal amount, out of a total of Won 50 billion principal amount, of convertible bonds of Etoos into 701,000 shares of Etoos (15.58%). Pursuant to a resolution of its board of directors of January 13, 2012, SK Communications sold Won 20 billion principal amount, out of the remaining Won 25 billion principal amount, of convertible bonds of Etoos Education Co., Ltd. to Shinhan Private Equity Fund No. 2 at a price of Won 19 billion.

2. Disposition of shares of SK i-Media

Pursuant to a resolution of its board of directors of October 17, 2011, SK Communications sold all shares of SK i-Media Co., Ltd. held by it to LK Media Tech Co., Ltd. at a price of Won 1 million.

3. Disposition of shares of U-Land, an overseas entity

Pursuant to a resolution of its board of directors of December 21, 2011, SK Communications sold all of its 29.85% interest in U-Land, an overseas entity, to SK Planet Co., Ltd. at a price of Won 10 million.

E. Other Important Matters related to Management Activities

[SK Telecom Co., Ltd.]

(1) Bank loans

On February 14, 2012, the Company borrowed Won 2.5 trillion in a syndicated loan from a syndicate of Korean banks including Kookmin Bank and Woori Bank in order to finance the purchase of Hynix shares. Won 2 trillion of the loan matures in three years and Won 0.5 trillion of the loan matures in one year.

[SK Broadband Co., Ltd.]

SK Broadband, a material consolidated subsidiary of ours, acquired subscriberships of regional cable and other service providers on several different occasions. Such acquisitions were intended to secure a stable subscriber base for our broadband Internet service and, at the same time, increase the service coverage area. Because such acquisitions were conducted on a relatively small scale and involved purchase of subscriberships, we did not believe such acquisitions rose to the level of purchasing an entire business line from another company or likely to have a material impact on our business, and therefore we believed that such acquisitions did not require resolution of our shareholders.

[SK Communications Co., Ltd.]

(1) Leak of personal information

In July 2011, a leak of personal information of subscribers of Nate and Cyworld websites operated by SK Communications Co., Ltd., the Company’s consolidated subsidiary, occurred. Two lawsuits (total claim of Won 9 million) demanding compensation for damages from the leak were filed and five payment orders (total payment amount of Won 7 million) were issued by the courts against SK Communications in connection with the leak.

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[SK Telink Co., Ltd.]

On July 2, 2012, Telink, one of the Company’s consolidated subsidiaries, submitted a proposal to suspend its broadcasting division to the Korea Communications Commission. On July 5, 2012, the Korea Communications Commission accepted Telink’s proposal.

3. Total Number of Shares

A. Total number of shares

(As of June 30, 2012)	(Unit: shares)

	Share type
Classification	Common shares	—	Total	Remarks
I. Total number of authorized shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	8,533,235	—	8,533,235	—
a. reduction of capital	—	—	—	—
b. retirement with profit	8,533,235	—	8,533,235	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—
IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—
V. Number of treasury shares	11,050,712	—	11,050,712	—
VI. Number of shares outstanding (IV-V)	69,694,999	—	69,694,999	—

On July 20, 2011, the Company publicly disclosed its plan to repurchase treasury stock. The Company repurchased 1.4 million shares of treasury stock from July 25, 2011 to September 30, 2011 through the Korea Exchange. For more information on the repurchase of treasury stock, please see public disclosures made on July 20, 2011 and October 5, 2011.

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B. Treasury Stock

(1) Acquisitions and Dispositions of Treasury Stocks

(As of June 30, 2012)	(Unit: shares)

				At the beginning of period	Changes			At the end of period
Acquisition methods			Type of shares		Acquired (+)	Disposed (-)	Retired (-)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”)	Direct acquisition	Direct acquisition from market	Common shares	7,086,028	—	—	—	7,086,028
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Appraisal rights of dissenting shareholder	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	7,086,028	—	—	—	7,086,028
			Preferred shares	—	—	—	—	—
	Acquisition through trust and other agreements	Held by trustee	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	3,886,710	—	—	—	3,886,710
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	3,886,710	—	—	—	3,886,710
			Preferred shares	—	—	—	—	—
Other acquisition			Common shares	77,974	—	—	—	77,974
			Preferred shares	—	—	—	—	—
Total			Common shares	11,050,712	—	—	—	11,050,712
			Preferred shares	—	—	—	—	—

*	Among 11,050,712 shares directly acquired by the Company, 2,308,406 shares were deposited with the Korea Securities Depository as of June 30, 2012 for issuance upon conversion of the overseas convertible bonds.

4. Status of Voting Rights

(As of June 30, 2012)	(Unit: shares)
Classification		Number of shares	Remarks
Total shares (A)	Common share	80,745,711	—
	Preferred share	—	—
Number of shares without voting rights (B)	Common share	11,050,712	Treasury shares
	Preferred share	—	—
Shares without voting rights pursuant to the Company’s articles of incorporation (C)	Common share	—	—
	Preferred share	—	—
Shares with restricted voting rights pursuant to Korean law (D)	Common share	—	—
	Preferred share	—	—
Shares with reestablished voting rights (E)	Common share	—	—
	Preferred share	—	—
The number of shares with exercisable voting right s (F = A - B - C - D + E)	Common share	69,694,999	—
	Preferred share	—	—

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5. Dividends and Others

A. Dividends

(1)	Distribution of cash dividends was approved during the 26th General Meeting of Shareholders held on March 12, 2010.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(2)	Distribution of interim dividends of Won 1,000 was approved during the 318th Board of Directors’ Meeting on July 22, 2010.

(3)	Distribution of cash dividends was approved during the 27th General Meeting of Shareholders held on March 11, 2011.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(4)	Distribution of interim dividends of Won 1,000 was approved during the 330th Board of Directors’ Meeting on July 28, 2011.

(5)	Distribution of cash dividends was approved during the 28th General Meeting of Shareholders held on March 23, 2012.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(6)	Distribution of interim dividends of Won 1,000 was approved during the 344th Board of Directors’ Meeting on July 25, 2012.

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B. Dividends for the Last 3 Fiscal Years

(Unit: in millions of Won, except per share value)

Classification		As of and for the six months ended June 30, 2012	As of and for the year ended December 31, 2011	As of and for the year ended December 31, 2010
Par value per share (Won)		500	500	500
Net income		576,338	1,694,363	1,947,008
Net income per share (Won)		8,269	24,002	27,063
Total cash dividend		69,695	656,533	669,534
Total stock dividends		—	—	—
Percentage of cash dividend to available income (%)		12.1	38.7	34.4
Cash dividend yield ratio (%)	Common share	0.8	6.6	5.4
	Preferred share	—	—	—
Stock dividend yield ratio (%)	Common share	—	—	—
	Preferred share	—	—	—
Cash dividend per share (Won)	Common share	1,000	9,400	9,400
	Preferred share	—	—	—
Stock dividend per share (share)	Common share	—	—	—
	Preferred share	—	—	—

☐	Prepared based on non-consolidated financial statements. Net income per share means basic net income per share.

*	Total cash dividend of Won 669,534 million for the year ended December 31, 2010 includes the total interim dividend amount of Won 72,345 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount of Won 1,000.

*	Total cash dividend of Won 656,533 million for the year ended December 31, 2011 includes the total interim dividend amount of Won 71,095 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount of Won 1,000.

*	Total amount of interim dividend for the six months ended June 30, 2012 was Won 69,695 million, and the interim cash dividend amount per share was Won 1,000.

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II. BUSINESS

Each company in consolidated entity is separate as a legal entity providing independent services and products. The business is majorly distinguished as a wireless telecommunication business consisting of mobile phone, wireless data, information telecommunication, a fixed line telecommunication business consisting of PSTN, high speed Internet, data and network lease service etc. and other telecommunication business composing of Internet portal service, game etc.

1. Business Overview

[Wireless Business]

A. Industry Characteristics

As of June 30, 2012, the number of domestic mobile phone subscribers reached 53.96 million and, with more than 100% penetration rate, the Korean mobile communication market can be considered to have reached its maturation stage. However, the penetration rate is expected to increase further due to increased use of mobile phones by corporate users resulting from the rapid growth of smartphone markets, as well as the increasing popularity of high-tech mobile devices based on wireless data services such as tablet PC.

The Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced handsets including various smartphones which enable the provision of convergence services for multimedia contents, mobile commerce, telematics, satellite Digital Multimedia Broadcasting (“DMB”), digital home services, connected workforce services and other related services. In addition, through HSPA+ network commercialized in October 2010 and the LTE network introduced in July 2011, the B2B business directly resulting in the enhancement of productivity, such as the corporate “connected workforce” business, is expected to grow rapidly.

B. Growth Potential

		(Unit: 1,000 persons)

Classification		As of June 30, 2012	As of December 31,
			2011	2010	2009	2008
Number of subscribers	SK Telecom	26,659	26,553	25,705	24,270	23,032
	Others (KT, LGU+)	26,340	25,954	25,062	23,675	22,575
	Total	52,999	52,507	50,767	47,944	45,607

(Source: Korea Communications Commission website)

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C. Domestic and Overseas Market Conditions

The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Sales revenue related to data services is expected to increase due to the increasing popularity of smartphones and wireless Internet. Business-to-business segment that creates added values by adding additional solutions and applications is also growing. Seasonal and economic fluctuations have much less impact on the Korean mobile communication market compared to other industries.

Historical market share of the Company:

	(Unit: %)

Classification	As of June 30, 2012	As of December 31,
		2011	2010	2009
Mobile communication services	50.3	50.6	50.6	50.6

Comparative market share:

(As of June 30, 2012)	(Unit: %)

Classification	SK Telecom	KT	LGU+
Market share	50.3	31.1	18.6

(Source: Korea Communications Commission website)

D. Business Overview and Competitive Strengths

The Company is seeking to transform itself from a telecommunication service provider into a comprehensive information and communication technology (“ICT”) service provider. It has continued to expand the scope of its services and achieved strong growth in subscribers amid fierce competition and rate cuts. As of June 30, 2012, the Company recorded Won 8 trillion in revenue and Won 850 billion in operating income on a consolidated basis and Won 6.09 trillion in revenue, Won 800 billion in operating income and Won 580 billion in net profit on a non-consolidated basis.

The number of subscribers as of June 30, 2012 was 26.66 million, an increase of 103 thousand from the previous quarter. In particular, the number of smartphone subscribers as of June, 30 of 2012 was 14 million, an increase of 1.24 million from the previous quarter, including 3.34 million LTE subscribers, solidifying the Company’s market leadership. The Company upgraded the quality of smartphone services by providing commercial LTE services, which enable streaming service of high-quality videos, high-definition video conference calls and wireless on-line gaming services. The Company also plans to enhance customer satisfaction by improving network quality.

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SK Telink, a subsidiary of the Company, plans to expand its operations to the mobile virtual network operator (“MVNO”) business based on its technical expertise and know-how obtained in its international telecommunications business. SK Telink launched its pre-paid MVNO service in June 2012 and plans to launch its post-pay service in January 2013. An MVNO leases the networks of a mobile network operator (“MNO”) and provides wireless telecommunication services under its own brand and fee structure, without owning telecommunication networks or frequencies.

Network O&S, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless products to customers, including mobile office products to business customers.

PS&Marketing Corporation, a subsidiary of the Company involved in wholesale, retail and online sales, offers fixed-line and wireless telecommunication products and services to meet the lifestyle needs of customers.

[Fixed Line Business]

A. Industry Characteristics

The Korean telecommunications industry is currently characterized by smartphones, tablet computers and other devices with enhanced mobility and cloud computing, mobile offices and other information and communications technology. In addition, mergers among fixed-line operators and wireless operators have accelerated the convergence within the telecommunications sector, creating a market structure in which groups with both fixed-line and wireless capabilities compete for greater market share to secure a more solid footing in the market. Spurred on by the introduction of various bundled products, growth in the market for IPTV services and a paradigm shift in the voice telephone market towards Internet-based telephone services, the broadband and fixed-line telecommunications market is playing a key role in the accelerated consolidation of the service providers as well as heightened competition in a growing market. The increased usage of smartphones and tablet PCs, as well as the commercialization of the fourth generation LTE network, has greatly increased the demand for wireless data transmissions, thereby putting into greater relief the importance of fixed-line networks.

We believe the transition to digital TV services will accelerate in 2012 when analog open air TV broadcast will terminate. We are seeing stronger competition in new services such as smart TVs and various convergence products, such as smartphones and N Screen services employing tablet computers.

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B. Growth Potential

(Unit: 1,000 persons)

			As of December 31,
Classification		As of June 30, 2012	2011	2010
Fixed Line Subscribers	High Speed Internet	18,011	17,860	17,224
	Fixed Line	18,467	18,633	19,273
	IPTV (real-time)	5,404	3,591	2,740

(Source: Korea Communications Commission website)

C. Cyclical Nature and Seasonality

High-speed Internet, fixed-line telephone and IPTV services are generally not sensitive to cyclical economic changes. Demand for these services also does not show seasonal fluctuations.

We expect that the accelerated transition to digital TV services as a result of the termination of terrestrial analog TV broadcast, as well as the entrance of Google Inc. and Apple Inc. into the television market and the introduction of Smart TV products, would present opportunities by expanding the market size and increasing consumers’ interests. We are strengthening our competitiveness by improving the performance of our set boxes and expanding the number of popular channels, as well as introducing mobile IPTV services using N Screen.

Historical market share of the Company:

		(Unit: %)

Classification	As of	As of December 31,
	June 30, 2012	2011	2010
High Speed Internet (include Resale)	23.9	23.5	23.2
Fixed Line (include VOIP)	15.2	14.6	13.7
IPTV (real-time)	20.7	19.3	23.8

(Source: Korea Communications Commission website)

D. Business Overview and Competitive Strengths

SK Broadband, which in 1999 became the first company in the world to commence commercial ADSL services, has strengthened its co-marketing efforts with SK Telecom. The co-marketing efforts and the enhanced competitiveness of the bundled products have resulted in expanded subscriber base across all of our businesses, including broadband Internet, telephone and IPTV. In particular, we have positioned ourselves to focus on corporate customer services as one of the key strategic areas for mid- to long-term growth, and our efforts to exploit new information and communications technology based businesses have led to revenue growth and strengthening of our competitiveness in the emerging business-to-business market.

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SK Telink, a material consolidated subsidiary of ours, provides international telecommunications service. SK Telink has been able to establish itself as a market leader as a result of its affordable pricing, proactive marketing and the quality of its services. It launched a mobile phone-based international calling service under the brand name “00700” in 1998, creating a new niche market within the long-distance telephony market that was otherwise dominated by existing service providers. In 2003, SK Telink was designated a common carrier for international calling services, which allowed us to expand our international calling services to fixed-line international calling services. In addition, in 2011, we were again ranked first in the three major independent customer satisfaction surveys, including the Korea Nation Customer Satisfaction Index, after having been ranked first in 2010. The revenue from our international calling services in 2011 was Won 416.5 billion. SK Telink plans to strengthen its existing business, including international and long-distance calling services, while satisfying customers’ diverse needs for new services such as the VOIP and value-added services.

[Other Business]

A. Industry Characteristics

As the number of smartphone subscribers in Korea exceeds 23 million, 92% of total economically active population uses smartphones. The growth in smartphones and other mobile devices has made a service provider with strong platform business the leader in ICT market. Platform business acts as an intermediary among various customer groups and thereby generating new values, attracting subscribers and users and creating an ecosystem with certain lock-in effects. A platform can exist in various forms, including technological standard (iOS, Android OS), subscriber-based service platforms (Facebook, Twitter) or a marketplace (Amazon, T store). Platform business is evolving and expanding globally.

Platform business has strong growth potential due to its connectivity with related services and ease of global expansion. Apple has become the world’s leading smartphone producer based on its innovative design and the competitive strength of its AppStore platform. Google has created a new ecosystem of long-tail advertisement by attracting millions of third parties to its advertising platform, as well as showing strong growth in mobile markets with its competitive platform based on Android OS. Facebook has grown significantly into a platform business by introducing platforms such as Facebook Connect, Social Graph and Like.

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B. Growth Potential

The Company expects that the scope and value generated by the platform business, including application and content marketplaces and N-screen services, will increase, as smartphones and tablet PCs become more popular and the bandwidth and speed of network infrastructure improve.

<Global Smartphone and Tablet Sales Forecast>							(in million units)

Classification	2008	2009	2010	2011	2012	2013	2014	2015
Smartphone	252	285	269	366	455	555	670	774
Tablet	—	—	18	70	108	160	223	294

(Source: Gartner, April 2011)

<Korea Smartphone and Tablet Subscriber Forecast>				(in ten thousand subscribers)

Classification	2010	2011	2012	2013	2014	2015
Smartphone	733	1,883	2,706	3,324	3,820	4,213
Tablet	18	180	383	563	744	982

(Source: Korea Communications Commission, December 2010)

As the wireless network evolves to LTE, business opportunities for the platform business are growing, which include multimedia streaming, N-screen service based on cloud technology and high-definition location based services. Since the platform business realizes profit by connecting with advertisement or commerce after building a critical mass of subscriber and traffic base, recent growth in advertisement and commerce markets is expected to present an opportunity for platform businesses.

In addition, as more people opt to watch online videos instead of satellite television, the number of subscribers to the Company’s satellite DMB services, which began broadcasting in May 2005, has drastically decreased. As of June 30, 2012, there were only 40 thousand subscribers to the Company’s satellite DMB services.

C. Domestic and Overseas Market Conditions

(1) Competition

•	Application Marketplace

The growth of application marketplaces, which started with Apple’s App Store, provides the platform businesses with new opportunities for revenue generation. The competitive paradigm is shifting from a competition among platform operators toward a competition among ecosystems that include application developers as well as platform operators.

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•	Commerce Markets

The Company expects that on-line commerce market will continue to grow due to growth potential of Internet shopping population and strengthening of on-line business models by off-line operators.

<Size of Korea Commerce Market>			(unit: Won trillion)

Classification	2010	2011(F)	2012(F)	2014(F)
Total Commerce Markets	197.0	223.0	238.0	252.0
Online Commerce	24.8	29.6	34.1	45.2
Department Stores and Supermarkets	57.2	60.1	63.7	75.1
TV home shopping	5.2	5.9	6.3	7.2
Convenience Stores	7.0	7.8	8.8	11.2
Small Stores	101.0	103.3	119.2	113.3

(Source: National Statistical Office, 2010)

Korean advertisement market is expected to grow from Won 7.4 trillion in 2010 to Won 10.0 trillion in 2015. In particular, mobile advertisement is expected to grow rapidly to Won 0.8 trillion in 2015, primarily due to the popularity of smartphones and convergence with location based advertisement.

<Korea Advertising Market by Media>		(unit: Won trillion)

Classification	2001	2005	2010	2015(F)
Total Advertisement Market	5.5	6.3	7.4	10.0
TV, Radio, Newspaper, Magazine	4.4	4.5	4.3	4.9
Internet	0.1	0.6	1.5	2.3
Mobile	—	—	0.3	0.8
Others (including cable television)	0.9	1.2	1.6	2.0

(Source: Frost & Sullivan, 2010, Korea Communications Commission, 2010)

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•	Media Contents Market

Due to an increase in the number of devices owned by each user and an increase in network speed, each user can now enjoy music or video files anywhere and anytime by storing them in cloud servers, which is called N screen service. Users can recommend music to other users through social networking services and this is expected to become a distribution model for digital media contents. Various service providers are competing in this market expecting a strong growth in on-line and mobile video market.

Internet portal service providers provide more or less identical types of services, including search, social networking sites, email service, news and other contents. However, for each type of service, a small number of service providers with specialized expertise are enjoying relatively large market shares. However, the portal services market has a relatively light entry barrier and there is increased competition from new entrants. In addition, the ease of access to services provided by competitive foreign providers is also adding to a strongly competitive market environment.

(2) Market Share

“CyWorld” service, our social networking website in Korea, had 26 million cumulative subscribers, 10 million net users and a page view of 2.3 billion as of June 2012. Our “Nate-On” service had the largest market share of 72.4% in the instant messenger market in Korea with 10 million net users as of June 2012. Our “Nate” search portal service had a market share of 2.2% as of June 2012. (Source: Korean Click, company data).

D. Business Overview and Competitive Strengths

Based on the digital content marketplace (T store), commerce marketplace (11 Street) and location-based service (T map), the Company plans to expand its platform ecosystem focusing on “Open & Collaboration” motto. It seeks to increase its enterprise value by expanding into media platform and advertisement platform.

•	Digital Content Marketplace

T store, launched in September 2009, reached 15.23 million subscribers and cumulative downloads of 880 million as of June 2012, solidifying its leadership position in the Korean application market and plans to widen its services to tablets and navigation devices.

•	Commerce (Open Market)

11 Street, a marketplace, has continued its growth through effective marketing and customer satisfaction. Despite its later entry into the online commerce market (launched in 2008) which was already divided between Auction and G-Market, it has succeeded in growing to a comparable size to Auction. Future growth plans include new commerce and overseas joint ventures based on 11 Street’s business expertise.

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•	Location-based Service

T map provides map, local information, real-time traffic information and navigation services. With cumulative subscribers of 13.68 million as of June 30, 2012, T map is one of the leading location based service platforms in Korea. The Company plans to further develop T map platform by initiating open services, providing services to more diverse types of devices and providing local services.

•	Media Platform

The Company’s media platform business has started with “hoppin” service, which provides N-screen media service enabling subscribers to enjoy contents through a number of devices. Hoppin is expanding its services to more types of smartphones and tablets. The Company plans to develop Hoppin service into a media platform acting as an intermediary of various N-screen services. It also plans to provide media platform services in overseas markets in stages.

•	Satellite DMB

The Company launched its Hanbyul satellite in 2004 and received government approval in December 30, 2004 to provide satellite DMB services. In May 2005, the Company began broadcasting, but as an increasing number of customers has opted to watch online videos rather than satellite television, the number of subscribers to the Company’s satellite DMB services has drastically decreased. As of June 30, 2012, there were only 40 thousand subscribers to the Company’s satellite DMB services.

•	Web Search through Nate.com

The Company’s web search service provided through Nate.com plans to enhance competitiveness by adding social search function. In addition, Cyworld plans to establish a worldwide service for global users.

•	Mobile Social Networking Service

In the first quarter 2012, SK Planet, a subsidiary of the Company, acquired Mad Smart Co., Ltd., which provides “tic-toc” service, in order to expand its business to mobile communication and social networking services. Mobile social networking service, still in its early stage of development, presents ample opportunities for new businesses and is expected to grow rapidly in the future. SK Planet plans to create synergies from the acquisition by combining its know-how in platform service and the strengths of “tic-toc” in social networking services.

•	Music industry

The Company’s online music site, Melon, has continued to increase its sales and, for the past four years, has been recognized as having the largest market share and the highest brand recognition in the digital music sales market in Korea. As of June 30, 2012, the Company supports all major smartphone and tablet devices introduced in Korea, including iPhone and iPad, and is strengthening its support for its mobile customers who use Melon services in a multi-device environment.

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The Company plans to strengthen its leadership in the mobile market and increase the number of its subscribers by responding to changes in the smart device and 4G LTE network environment, providing reliable service operations and continually improving service, offering relevant and special music related contents to its customers and engaging in diverse and differentiated marketing promotion activities.

2. Major Products & Services

A. Updates on Major Products and Services

(Unit: in thousands of Won, %)

Business fields	Major companies	Item	Major trademarks	Sales amount (ratio)
Mobile	SK Telecom Co., Ltd., PS&Marketing Corporation, Service Ace Co., Ltd., Service Top Co. Ltd., Network O&S Co., Ltd.	Mobile Phone Service, Wireless Data Service, Information Telecommunication Service	T Store, NATE and others	6,451,734,236	(81%)
Fixed Line	SK Broadband Co., Ltd., Broadband D&M Co., Ltd., Broadband Media Co., Ltd., Broadband CS Co., Ltd., SK Telink Co., Ltd.	Fixed-line Phone, High Speed Internet, Data and Network Lease Service	B tv, 00700 international call and others	1,099,921,223	(14%)
Other	SK Planet Co., Ltd , Commerce Planet Co., Ltd , SK Communications Co., Ltd., PAXNet Co., Ltd., Loen Entertainment, Inc., SKT Americas, Inc., SK Telecom China Holdings Co., Ltd.	Internet Portal Service, Game Service	NATE, Cyworld and others	448,928,677	(6%)
Total				8,000,584,136	(100%)

B. Price Fluctuation Trend of Major Products and Services

[Mobile Business]

Previously, based on the Company’s Basic Plan for monthly subscription, the basic service fee was Won 13,000 per month and the usage fee was Won 20 per 10 seconds and based on the Company’s Standard Plan, basic service fee was Won 12,000 per month and the usage fee was Won 18 per 10 seconds. As of June 30, 2012, based on the Company’s Standard Plan, basic service fee was Won 11,000 per month and the usage fee was Won 1.8 per 1 second.

[Fixed Line Business]

SK Broadband provides broadband Internet access service, telephony, TV, corporate data services and other services for both individual and corporate customers. For the six months ended June 30, 2012, broadband Internet and TV services comprised 49.2% of SK Broadband’s revenue, telephony service 25.9%, corporate data services 21.2% and other telecommunications services 3.7%.

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[Other Business]

SK Communications’ display advertisements are priced at Won 15 to 70 million per day. Search advertisements are priced variably depending on the search keyword using cost per click and cost per time methods. Cyworld revenues are generated through sale of cyber items at a price of Won 300 to 700 per item per week.

3. Investment Status

[Mobile Business]

A. Investment in Progress

(Unit: in 100 millions of Won)

Business field	Classification	Investment period	Subject of investment	Investment effect	Total investments	Amount already invested	Future investment
Network/Common	Upgrade/ New installation	2012	Network, systems and others	Capacity increase and quality improvement; systems improvement	To be determined	10,979	To be determined
Total				—	To be determined	10,979	To be determined

B. Future Investment Plan

(Unit: in 100 millions of Won)

Business field	Expected investment amount		Expected investment for each year			Investment effect
	Asset type	Amount	2012	2013	2014
Network/Common	Network, systems and others	23,000	23,000	To be determined	To be determined	Upgrades to the existing services and provision of new services
Total		23,000	23,000	To be determined	To be determined	Upgrades to the existing services and provision of new services

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[Fixed Line Business]

A. Investment in Progress

(Unit: in 100 millions of Won)

Business field	Classification	Investment period	Subject of investment	Investment effect	Total investments	Amount already invested	Future investment
High-speed Internet	Upgrade/ New installation	2012	Backbone and subscriber network / others	Expand subscriber networks and facilities	1,017	206	To be determined
Telephone						25
Television						294
Corporate Data				Increase leased-line and integrated information system		270
Others				Expand networks		222
Total						1,017

4. Revenues

(Unit: in millions of Won)

Business field	Sales type	Item		For the six months ended June 30, 2012	For the year ended December 31, 2011	For the year ended December 31, 2010
Mobile	Services	Mobile communication	Export	8,409	1,331	599
			Domestic	6,443,326	13,100,614	12,919,663
			Subtotal	6,451,734	13,101,945	12,920,262
Fixed Line	Services	Fixed line, B2B data, High speed Internet, TV	Export	15,252	28,070	30,883
			Domestic	1,084,669	2,134,498	2,196,424
			Subtotal	1,099,921	2,162,568	2,227,307
Other	Services	Display and Search ad., Content	Export	1,963	12,036	12,000
			Domestic	446,965	711,729	439,726
			Subtotal	448,929	723,765	451,726
Total			Export	25,624	41,437	43,482
			Domestic	7,974,960	15,946,841	15,555,813
			Total	8,000,584	15,988,278	15,599,295

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(Unit: in thousands of Won)

For the six months ended June 30, 2012	Wireless	Fixed	Other	Sub total	Internal transaction	After consolidation
Total revenue	7,005,933,510	1,421,599,759	811,106,921	9,238,640,190	-1,238,056,054	8,000,584,136
Internal revenue	554,199,274	321,678,536	362,178,244	1,238,056,054	-1,238,056,054	—
External revenue	6,451,734,236	1,099,921,223	448,928,677	8,000,584,136	—	8,000,584,136
Operating income (loss)	804,009,082	33,389,095	12,401,898	849,800,075	—	849,800,075
Net profit (loss)	523,844,204	-117,359,312	14,452,480	420,937,372	—	420,937,372
Total asset	22,763,618,470	3,347,833,993	3,339,487,418	29,450,939,881	-3,677,548,160	25,773,391,721
Total liabilities	10,662,153,307	2,154,858,872	842,107,498	13,659,119,677	-386,371,723	13,272,747,954

5. Derivative Transactions

(1) Currency swap contract applying cash flow risk hedge accounting

The Company has entered into a currency and interest rate swap contract with Credit Agricole Corporate & Investment Bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated floating rate long-term borrowings with face amounts totaling US$100,000,000 borrowed on October 10, 2006. As of June 30, 2012, in connection with this unsettled currency and interest rate swap contract, an accumulated loss on valuation of derivatives amounting to Won 3,082,256,000 (excluding tax effect totaling Won 483,895,000 and foreign exchange translation loss arising from U.S. dollar denominated long-term borrowings totaling Won 20,580 million) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a currency and interest rate swap contract with two banks including HSBC in order to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds (56-2) with face amounts totaling JPY 12,500,000,000 issued on November 13, 2007. As of June 30, 2012, in connection with this unsettled currency and interest rate swap contracts, an accumulated gain on valuation of derivatives amounting to Won 3,223,070,000 (excluding tax effect totaling Won 699,058,000 and foreign exchange translation loss arising from unguaranteed Japanese yen denominated bonds totaling Won 77,662,639,000) was accounted for as accumulated other comprehensive gain.

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In addition, the Company has entered into a currency swap contract with six banks including Morgan Stanley to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds (with face amounts totaling US$400,000,000) issued on July 20, 2007, and has applied cash flow risk hedge accounting to this foreign currency swap contract starting from May 12, 2010. Accordingly, as of June 30, 2012, in connection with this unsettled foreign currency swap contract, an accumulated loss on valuation of currency swap of Won 21,609,427,000 that has accrued since May 12, 2010 (excluding tax effect totaling Won 6,899,052,000 and foreign exchange translation loss arising from unguaranteed U.S. dollar denominated bonds totaling Won 3,932,602,000) was accounted for as accumulated other comprehensive loss. Meanwhile, a gain on valuation of currency swap of Won 129,806,021,000 incurred prior to the date of applying cash flow risk hedge accounting was charged to current operations.

The Company has entered into a currency and interest rate swap contract with two banks including DBS in order to hedge the foreign currency risk and the interest rate risk of floating rate foreign currency bonds with face amounts totaling US$250,000,000 issued on December 15, 2011. As of June 30, 2012, in connection with this unsettled currency and interest rate swap contract, an accumulated gain on valuation of derivatives of Won 6,321,413,000 (excluding tax effect totaling Won 2,018,182,000 and foreign exchange translation gain arising from this floating rate foreign currency bonds totaling Won 1,160,496,000) was accounted for as accumulated other comprehensive gain.

The Company has entered into a currency and interest rate swap contract with United Overseas Bank in order to hedge the foreign currency risk and the interest rate risk of floating rate foreign currency bonds with face amounts totaling SGD 65,000,000 issued on December 15, 2011. As of June 30, 2012, in connection with this unsettled currency and interest rate swap contract, an accumulated loss on valuation of derivatives of Won 229,278,000 (excluding tax effect totaling Won 73,200,000 and foreign exchange translation loss arising from this floating rate foreign currency bonds totaling Won 1,063,035,000) was accounted for as accumulated other comprehensive loss.

The Company has entered into a currency swap contract with six banks including Citibank in order to hedge the foreign currency risk of its fixed rate foreign currency bonds with face amounts totaling CHF 300,000,000 issued on June 12, 2012. As of June 30, 2012, in connection with this unsettled currency swap contract, an accumulated loss on valuation of derivatives of Won 13,982,566,000 (excluding tax effect totaling Won 4,464,091,000 and foreign exchange translation gain arising from this fixed rate foreign currency bonds totaling Won 5,082,759,000) was accounted for as accumulated other comprehensive loss.

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(2) The fair values of the derivative instruments described above as of June 30, 2012 are recognized as derivative assets or derivative liabilities under current assets, non-current assets or current liabilities on the Company’s balance sheet. Details are as follows:

(Unit: Won in thousands)
Category	Subject of Risk Hedge	Contract Period	Fair Value of Derivative Instruments
			Designated as Hedging Instrument	Not Designated as Hedging Instrument	Total
Currency Swap (Current Asset)	Unguaranteed Japanese Yen-denominated Bonds (face amount of JPY 12,500,000,000)	From Nov. 13, 2007 to Nov. 13, 2012	80,186,651	—	80,186,651
Currency Swap (Non-current Assets)	Floating-rate Long-term Borrowing (principal amount of USD 100,000,000)	From Oct. 10, 2006 to Oct. 10, 2013	17,013,849	—	17,013,849
	Unguaranteed Foreign Currency Bonds (face amount of USD 400,000,000)	From Jul. 20, 2007 to Jul. 20, 2027	105,230,144	—	105,230,144
	Floating-rate Foreign Currency Bonds (face amount of USD 250,000,000)	From Dec. 15, 2011 to Dec. 12, 2014	7,179,098	—	7,179,098
	Floating-rate Foreign Currency Bonds (face amount of SGD 65,000,000)	From Dec. 15, 2011 to Dec. 12, 2014	760,558	—	760,558
Conversion Right (Non-current Asset)	Convertible Bonds (Available-for-sale Securities)(*) (face amount of Won 50,000,000 thousand)	From Sep. 1, 2009 to Aug. 31, 2014	—	532,169	532,169
Total derivative assets:			210,370,300	532,169	210,902,469

31

(Unit: Won in thousands)
Category	Subject of Risk Hedge	Contract Period	Fair Value of Derivative Instruments
			Designated as Hedging Instrument	Not Designated as Hedging Instrument	Total
Currency Swap(Non-current Liability)	Fixed rate Foreign Currency Bonds (face amount of CHF 300,000,000)	From Jun. 12, 2012 to Jun. 12, 2017	23,529,416	—	23,529,416
Total derivative liabilities:			23,529,416	—	23,529,416

(*)	The fair value of Won 532,169,000 of the conversion rights of the convertible bonds held by SK Communications, a subsidiary of the Company, was recognized as non-current derivative asset.

6. Major Contracts

[SK Telecom]

Category	Vendor	Start Date	Completion Date	Contract Title	Contract Amount (Won in 100 million)
Service	SK Planet Co., Ltd.	January 1, 2012	December 31, 2012	B2B contents contract for 2012 with SK Planet (T-map, T-Gift, Nate FZ, T-Cloud)	6,167
Service	Service Ace Co., Ltd.	April 1, 2012	April 1, 2013	Operation of Roaming Centers in 2012	54
Goods	HAPPYNARAE Co., Ltd.	May 1, 2012	April 30, 2013	Maintenance, repair and operations purchasing and agency services	150
Real Estate	Individual	First half 2012	—	Purchase of regional centers (Gangdong regional center and ten others)	81
Subtotal					6,452

32

[SK Broadband]

SK Broadband enters into contracts to use telecommunications facilities, including the use of line conduits and interconnection among telecommunication service providers.

Counterparty	Contract Contents	Contract Period	Note
Telecommunication service providers	Interconnection among telecommunication service providers	—	Interconnection among telecommunication service providers
KEPCO	Provision of electric facilities	From Dec. 2004 until terminated	Use of electricity poles
Seoul City Railway	Use of telecommunication line conduits	From Jan. 2009 to Dec. 2012	Use of railway telecommunication conduit
Seoul Metro	Use of telecommunication line conduits	From May 2010 to May 2013	Use of railway telecommunication conduit
Busan Transportation Corporation	Use of telecommunication line conduits	From July 2009 to July 2012	Use of railway telecommunication conduit
Gwangju City Railway	Use of telecommunication line conduits	From Sep. 2010 to Dec. 2012	Use of railway telecommunication conduit

[SK Planet]

Counterparty	Contract Contents	Contract Period	Amount
SK Communications	Operation of shopping business at Nate.com website	From Jul. 1, 2011 to Dec. 31, 2013	Variable depending on the NATE shopping revenues and other factors

Note.	The agreements with SK Communications Co., Ltd. have been transferred from SK Telecom to SK Planet in connection with the spin-off of SK Planet on Oct. 5, 2011.

33

[SK Communications]

Counterparty	Purpose	Contract Period	Contract Amount
Overture Korea	Agency agreement for search advertisement	—	Amount determined based on the number of clicks
SK Construction Co., Ltd.	Construction of Pangyo Office Building	23 months	Won 61.9 billion
SK Planet Co., Ltd.	Operation of shopping business at nate.com website	From Jul. 1, 2011 to Dec. 31, 2013	Minimum guarantee of Won 18.4 billion for the period from Jul. 1, 2011 to Dec. 31, 2011; Amounts for 2012 and 2013 are to be determined depending on the NATE shopping revenues and other factors.
Daum Communications	Business and service cooperation regarding search advertisement	—	Revenues are allocated in accordance with certain set percentages.

Note.	The agreements with SK Planet Co., Ltd. have been transferred from SK Telecom to SK Planet in connection with the spin-off of SK Planet on Oct. 5, 2011.

7. R&D Investments

(Unit: in million Won)

	Category	For the six months ended June 30, 2012	For the year ended December 31, 2011	For the year ended December 31, 2010	Remarks
	Raw material	20	45	41	—
	Labor	22,042	48,656	49,441	—
	Depreciation	66,228	149,850	143,131	—
	Commissioned service	6,515	40,257	98,545	—
	Others	43,663	57,118	64,755	—
	Total R&D costs	138,468	295,927	355,913	—
Accounting	Sales and administrative expenses	137,164	289,979	352,186	—
	Development expenses (Intangible assets)	1,034	5,948	3,727	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	1.73%	1.85%	2.28%

34

8. Other information relating to investment decisions

[SK Telecom]

A. Trademark Policies

The Company manages its corporate brand and other product brands such as “T” in a comprehensive way to protect and increase their value.

The Company’s ‘Brand Management Council’ in charge of overseeing its systematic corporate branding operates full time to execute decisions involving major brands and operates ‘Brandnet’, an intranet system to manage corporate brands which provides solutions including licensing of the brands and downloading of the Company logos.

B. Business-related Intellectual Properties

The Company holds 4,667 Korean registered patents, 255 U.S. registered patents, 125 Chinese registered patents (all including patents held jointly with other companies) and more patents with other countries. The Company holds 822 Korean registered trademarks and owns intellectual property rights to the design of alphabet “T”. The designed alphabet “T” is registered in all business categories for trademarks (total of 45) and is being used as the primary brand of the Company.

[SK Broadband]

SK Broadband holds 320 Korean registered patents relating to high-speed Internet, telephone and IPTV service. In addition, SK Broadband has applied for a patent relating to two-way broadcasting system. SK Broadband also holds a number of trademarks and service marks relating to its service and brand.

[SK Planet]

As of June 30, 2012, SK Planet held 1,816 Korean registered patents, 91 registered design marks, 671 registered trademarks and one copyright (including those held jointly with other companies). It also holds 20 U.S. registered patents, 31 Chinese registered patents, 8 Japanese registered patents, 13 E.U. registered patents (all including patents held jointly with other companies) and 94 registered trademarks, along with a number of other intellectual property rights, in other countries.

[SK Communications]

As of June 30, 2012, SK Communications held 58 Korean registered patents, 26 registered design rights and 696 registered trademarks.

35

III. FINANCIAL INFORMATION

1. Summary Financial Information (Consolidated)

A. Summary Financial Information (Consolidated)

	(Unit: in thousand Won)

Classification/Fiscal Year	As of June 30, 2012	As of December 31, 2011	As of December 31, 2010
Current Assets	4,754,447,425	6,117,478,958	6,653,991,923
• Cash and Cash Equivalent	1,176,948,384	1,650,793,876	659,404,935
• Accounts Receivable – Trade	1,843,465,243	1,823,169,889	1,949,397,279
• Accounts Receivable – Other	612,219,552	908,836,454	2,531,847,155
• Others	1,121,814,246	1,734,678,739	1,513,342,554
Non-Current Assets	21,018,944,296	18,248,557,471	16,478,397,157
• Long Term Investment	1,427,869,866	1,537,945,216	1,680,582,091
• Investments in Associates	4,714,676,250	1,384,605,401	1,204,691,805
• Property and Equipment	8,771,148,441	9,030,998,201	8,153,412,683
• Intangible Assets	2,834,024,498	2,995,803,300	1,884,955,652
• Goodwill	1,740,251,485	1,749,932,878	1,736,649,137
• Others	1,530,973,756	1,549,272,475	1,818,105,789
Total Assets	25,773,391,721	24,366,036,429	23,132,389,080
Current Liabilities	5,322,259,126	6,673,589,809	6,202,170,452
Non-Current Liabilities	7,950,488,828	4,959,737,573	4,522,219,358
Total Liabilities	13,272,747,954	11,633,327,382	10,724,389,810
Controlling Shareholders’ Equity	11,471,831,668	11,661,880,863	11,329,990,900
Capital	44,639,473	44,639,473	44,639,473
Share Premium	(290,688,417)	(285,347,419)	(78,952,875)
Retained Earnings	11,500,952,510	11,642,525,267	10,721,249,327
Reserves	216,928,102	260,063,542	643,054,975
Non-controlling Interests	1,028,812,099	1,070,828,184	1,078,008,370
Total Stockholders’ Equity	12,500,643,767	12,732,709,047	12,407,999,270
Number of Companies Consolidated	30	31	32

Classification/Fiscal Year	For the six months ended June 30, 2012	For the six months ended June 30, 2011	For the year ended December 31, 2011	For the year ended December 31, 2010
Revenue	8,000,584,136	7,942,445,955	15,976,197,456	15,569,898,702
Operating Income (or Loss)	849,800,075	1,301,313,284	2,189,289,110	2,341,044,360
Income (or Loss) From Continuing Operation Before Income Tax	705,323,772	1,444,216,759	2,240,689,573	2,373,223,839
Consolidated Total Net Income	420,937,372	1,002,704,547	1,582,073,280	1,582,073,280
Net Income (or Loss) Attributable to Controlling Interests	449,820,077	1,010,328,469	1,612,889,086	1,841,612,790
Net Income (or Loss) Attributable to Non-controlling Interests	(28,882,705)	(7,623,922)	(30,815,806)	(74,778,036)
Net Income Per Share (Won)	6,454	14,211	22,848	25,598
Diluted Net Income Per Share (Won)	6,221	13,474	22,223	24,942

36

2. Summary Financial Information (Non-Consolidated)

	(Unit: in thousand Won)

Classification/Fiscal Year	As of June 30, 2012	As of December 31, 2011	As of December 31, 2010
Current Assets	2,590,181,366	3,948,077,706	5,316,976,799
• Cash and Cash Equivalent	369,378,171	895,557,654	357,469,908
• Accounts Receivable – Trade	1,336,185,838	1,282,233,900	1,453,060,673
• Accounts Receivable – Other	419,595,393	774,221,266	2,499,969,010
• Others	465,021,964	996,064,886	1,006,477,208
Non Current Assets	19,681,680,486	16,572,449,699	14,410,149,512
• Long Term Investment	1,219,646,397	1,312,437,834	1,517,029,011
• Investments in Associates	7,972,908,937	4,647,505,583	3,584,394,790
• Property and Equipment	6,249,883,100	6,260,168,675	5,469,747,495
• Intangible Assets	2,285,113,380	2,364,795,182	1,424,968,542
• Goodwill	1,306,236,299	1,306,236,299	1,308,422,097
• Others	647,892,373	681,306,126	1,105,587,577
Total Assets	22,271,861,852	20,520,527,405	19,727,126,311
Current Liabilities	3,667,248,789	4,467,005,877	4,561,013,611
Non Current Liabilities	6,698,954,898	4,087,219,816	3,585,155,050
Total Liabilities	10,366,203,687	8,554,225,693	8,146,168,661
Capital	44,639,473	44,639,473	44,639,473
Share Premium	(236,160,557)	(236,016,201)	(24,643,471)
Retained Earnings	11,822,197,779	11,837,184,788	10,824,355,758
Reserves	274,981,470	320,493,652	736,605,890
Total Shareholders’ Equity	11,905,658,165	11,966,301,712	11,580,957,650

Classification/Fiscal Year	For the six months ended June 30, 2012	For the six months ended June 30, 2011	For the year ended December 31, 2011	For the year ended December 31, 2010
Revenue	6,086,494,134	6,326,041,425	12,575,129,190	12,550,496,552
Operating Income (or Loss)	803,260,241	1,229,018,512	2,086,648,941	2,355,027,851
Income (or Loss) From Continuing Operation Before Income Tax	729,569,328	1,438,324,635	2,274,421,557	2,503,637,367
Net Income (or Loss)	576,337,713	1,035,058,437	1,694,363,093	1,947,007,919
Net Income Per Share (Won)	8,269	14,559	24,002	27,063
Diluted Net Income Per Share (Won)	7,978	13,811	23,343	26,366

37

3. K-IFRS preparation, impact to financial statements, changes in accounting principle implemented

•	Transition to K-IFRS

The Company prepares its financial statements in accordance with K-IFRS starting from the fiscal year 2011 which commenced on January 1, 2011. The Company’s financial statements in previous periods were prepared in accordance with Korean GAAP. The Company’s financial statements for the fiscal year 2010 presented for comparison were prepared in accordance with K-IFRS with January 1, 2010 as the transition date and pursuant to K-IFRS 1101 “First-time Adoption of Korean International Financial Reporting Standards.”

IV. AUDITOR’S OPINION

1. Auditor (Consolidated)

Six months ended June 30, 2012	Year ended December 31, 2011	Year ended December 31, 2010
KPMG Samjong Accounting Corp.	Deloitte Anjin LLC	Deloitte Anjin LLC

2. Audit Opinion (Consolidated)

Term	Auditor’s opinion	Issues noted
Six months ended June 30, 2012	—	—
Year ended December 31, 2011	Unqualified	—
Year ended December 31, 2010	Unqualified	—

3. Auditor (Non-Consolidated)

Six months ended June 30, 2012	Year ended December 31, 2011	Year ended December 31, 2010
KPMG Samjong Accounting Corp.	Deloitte Anjin LLC	Deloitte Anjin LLC

38

4. Audit Opinion (Non-Consolidated)

Term	Auditor’s opinion	Issues noted
Six months ended June 30, 2012	—	—
Year ended December 31, 2011	Unqualified	—
Year ended December 31, 2010	Unqualified	—

5. Remuneration for Independent Auditors for the Past Three Fiscal Years

A. Audit Contracts

(Unit: in thousands of Won / hour)

Fiscal Year	Auditors	Contents	Fee	Total number of hours accumulated for the fiscal year
Year ended December 31, 2012	KPMG Samjong Accounting Corp.	Semi-annual review	1,220,000	16,160
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2011	Deloitte Anjin LLC	Semi-annual review	1,364,000	14,033
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2010	Deloitte Anjin LLC	Semi-annual review	1,563,770	16,810
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit
		IFRS-based financial statements review
		English financial statements review and other audit task

39

B. Non-Audit Services Contract with External Auditors

(Unit: in thousands of Won)

Term	Contract date	Service provided	Service duration	Fee
Six months ended June 30, 2012	—	—	—	—
Year ended December 31, 2011	April 11, 2011 April 28, 2011	Tax consulting Tax consulting	30 days 30 days	45,000 45,000

Year ended December 31, 2010	July 20,2010	Management consulting	4 days	5,000
	July 28, 2010	Tax consulting	15 days	18,000
	July 28, 2010	Tax consulting	5 days	6,600
	July 28, 2010	Tax consulting	30 days	40,000
	July 28, 2010	Tax consulting	20 days	23,100
	December 23, 2010	Tax consulting	3 days	7,700
	December 23, 2010	Tax consulting	20 days	24,600
	December 29, 2010	Tax consulting	15 days	17,000

6. Change of Independent Auditors

Starting from 2012, the Company changed its independent auditors to KPMG Samjong Accounting Corp. from Deloitte Anjin LLC due to the expiration of the audit contract with Deloitte Anjin LLC.

V. MANAGEMENT DISCUSSION AND ANALYSIS

Omitted in quarterly and semi-annual reports in accordance with Korean disclosure rules.

40

VI. CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS AND AFFILIATED COMPANIES

1. Board of Directors

A. Overview of Board of Directors Composition

The Company’s Board of Directors is comprised of eight members: five independent directors and three inside directors. Within the Board, there are five Committees: Independent Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee, and Corporate Citizenship Committee.

The number of persons	Inside directors	Independent directors
8	Sung Min Ha, Young Tae Kim, Dong Seob Jee	Dal Sup Shim, Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho

At the 28th General Shareholders’ Meeting held on March 23, 2012, Young Tae Kim and Dong Seob Jee were elected as inside directors, Hyun Chin Lim was re-elected as an independent director, and Hyun Chin Lim was re-elected as a member of the audit committee.

B. (1) Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
339th (the 1st meeting of 2012)	February 9, 2012

•    Financial Statements as of and for the year ended December 31, 2011

•    Annual Business Report as of and for the year ended December 31, 2011

•    Management Plan for 2012

•    Transaction of goods, services and assets with SK Planet

•    Report for Internal Accounting Management System

•    Report for Subsequent Events following 4Q 2011

Approved as proposed Approved as proposed Approved as proposed Approved as proposed — —

340th (the 2nd meeting of 2012)	February 23, 2012	• Convocation of the 28th Annual General Meeting of Shareholders • Result of Internal Accounting Management System Evaluation	Approved as proposed —

41

Meeting	Date	Agenda	Approval
341th (the 3rd meeting of 2012)	March 23, 2012

•    Election of Chairman of the Board of Directors

•    Amendment to the Company’s internal rules

•    Election of committee members

•    Asset Management Transaction with Affiliated Company (SK Securities)

•    Donation to Happiness Sharing Institute

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed
342th (the 4th meeting of 2012)	April 26, 2012	• Adoption of internal compliance rules and the appointment of chief compliance officer • Amendment of board regulations • Issuance of overseas bonds • Report for Subsequent Events following 1Q 2012	Approved as proposed Approved as proposed Approved as proposed —
343th (the 5th meeting of 2012)	June 21, 2012	• Asset management transaction with affiliated company (SK Securities) • Compliance support operating plan	— Approved as proposed —
344th (the 6th meeting of 2012)	July 25, 2012

•    Interim dividend

•    Bond offering

•    Agreement on the operation of Voluntary Responsible Management Support Group.

•    Financial results for the first half of 2012

•    Report for the period after the second quarter of 2012

— Approved as proposed Approved as proposed Approved as proposed — —

*	The line items that do not show approval are for reporting purpose only.

C. Committees within Board of Directors

(1) Committee Structure (As of August 24, 2012)

a) Compensation Review Committee

Number of Persons	Members		Task
	Inside Directors	Independent Directors
5	—	Dal Sup Shim, Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho	Review CEO remuneration system and amount.

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.

42

b) Capex Review Committee

Number of Persons	Members		Task
	Inside Directors	Independent Directors
5	Dong Seob Jee	Dal Sup Shim, Rak Yong Uhm, Jay Young Chung, Jae Ho Cho	Review major investment plans and changes thereto.

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.

c) Corporate Citizenship Committee

Number of Persons	Members		Task
	Inside Directors	Independent Directors
5	Dong Seob Jee	Dal Sup Shim, Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung	Review guidelines on “Corporate Social Responsibility” (“CSR”) programs, etc.

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.

d) Independent Director Nomination Committee

Number of Persons	Members		Task
	Inside Directors	Independent Directors
3	Sung Min Ha	Rak Yong Uhm, Jae Ho Cho	Nomination of independent directors

*	Under the Korean Commercial Code, a majority of the members of the Independent Director Nomination Committee should be independent directors.

e) Audit Committee

Number of Persons	Members		Task
	Inside Directors	Independent Directors
4	—	Dal Sup Shim, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho	Review financial statements and supervise independent audit process, etc.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and Korean Commercial Code.

43

2. Audit System

The Company’s Audit Committee consists of four independent directors, Dal Sup Shim, Hyun Chin Lim, Jae Ho Cho and Jay Young Chung.

Major activities of the Audit Committee are as follows.

Meeting	Date	Agenda	Approval	Remarks
The first meeting of 2012	February 1, 2012	• Preparation for audit report for the 28th Annual General Meeting of Shareholders	—
The second meeting of 2012	February 8, 2012

•    Business-to-business contract with SK Telink

•    Construction of Mobile Phone Facilities for 2012

•    Construction of Network Facilities for 2012

•    Evaluation of Internal Accounting Controls based on the Opinion of the Members of the Audit Committee

•    2nd half 2011 Management Audit Results and Management Audit Plan for 2012

•    Reports on Internal Accounting Management System

Approved as proposed Approved as proposed Approved as proposed Approved as proposed — —
The third meeting of 2012	February 22, 2012

•    Reports on 2011 IFRS Audit

•    Report on Review of 2011 Internal Accounting Management System

•    Evaluation of Internal Accounting Management System Operation

•    Auditor’s Report for Fiscal Year 2011

•    Agenda and Document Review for the 28th Annual General Meeting of Shareholders

•    Purchase of Mobile Phone Relay Devices for 2012

•    Purchase of Mobile Phone Transmission Devices for 2012

•    2012 IT SM contract

•    Engagement of Independent Auditing Firm for 2012 to 2014

— — Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed
The fourth meeting of 2012	March 22, 2012	• 2012 2Q Transactions with SK C&C Co., Ltd. • Asset Management Transaction with Affiliated Company (SK Securities)	Approved as proposed —
The fifth meeting of 2012	April 26, 2012

•    Election of Chairman — Jae Ho Cho

•    Remuneration of outside auditor for the Fiscal Year 2012

•    Outside auditor service plan for the Fiscal Year 2012

•    Audit plan for the Fiscal Year 2012

•    Purchase of maintenance, repair and operations items from Happy Narae Co., Ltd.

Approved as proposed Approved as proposed Approved as proposed — Approved as proposed
The sixth meeting of 2012	May 23, 2012	• Construction of Mobile Phone Facilities for 2012 • Construction of Network Facilities for 2012 • Service contract for handset customer service for 2012	Approved as proposed Approved as proposed Approved as proposed
The seventh meeting of 2012	June 20, 2012	• Transaction with SK C&C in the third quarter of 2012 • Plans for asset management transaction with affiliate (SK Securities)	Approved as proposed —

44

Meeting	Date	Agenda	Approval	Remarks
The eighth meeting of 2012	July 24, 2012	• Financial results for the first half of 2012 • Results of operation for the first half of 2012 • Results of fiscal year 2012 IFRS half year review	— —
The ninth meeting of 2012	August 22, 2012	• Plans for the construction of cell phone facilities in 2012 • Plans for the construction of transmission facilities in 2012 • Results of management audit in the first half of 2012	Approved as proposed Approved as proposed —

*	The line items that do not show approval are for reporting purpose only.

3. Shareholders’ Exercises of Voting Rights

A. Voting System and Exercise of Minority Shareholders’ Rights

Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the General Meeting of Shareholders in 2003.

Articles of Incorporation	Description
Article 32 (3) (Election of Directors)	Cumulative voting under Article 382-2 of the Korean Commercial Code will not be applied for the election of directors.

Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32 (3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general shareholders’ meeting of 2003.

Also, neither written or electronic voting system nor minority shareholder rights is applicable.

45

4. Affiliated Companies

A. Capital Investments between Affiliated Companies

(As of June 30, 2012)

Investing company	Invested companies
	SK Corporation	SK Innovation	SK Energy	SK Global Chemical	SK Telecom	SK Networks	SKC	SK E&C	SK Shipping	SK Securities
SK Corporation		33.4%			25.2%	39.1%	42.5%	40.0%	83.1%
SK Innovation			100/0%	100/0%
SK Energy
SK Global Chemical
SK Networks										22.7%
SK Telecom
SK Chemicals						0.02%		25.4%
SKC
SK E&C
SK Gas
SK C&C	31.8%
SK E&S
SK Communications
SK Broadband
SK D&D
SK Marketing & Company
SK Lubricant
SK Shipping
SK Planet
SK Hynix
Hynix Engineering
Total affiliated companies	31.8%	33.4%	100/0%	100.0%	25.2%	39.2%	42.5%	65.4%	83.1%	22.7%

Investing company	Invested companies
	SK E&S	SK Gas	DOPCO	CCE	YN Energy	Ko-one Energy Service(formerly, Daehan City Gas)	SK Sci-tech	SK Telink	Busan City Gas	Jeonnam City Gas
SK Corporation	94.1%
SK Innovation			41.0%
SK Energy
SK Global Chemical
SK Networks
SK Telecom								83.5%
SK Chemicals		45.5%					50.0%
SK C
SK E&C
SK Gas
SK C&C	5.9%
SK E&S				100.0%	100.0%	82.2%			40.0%	100.0%
SK Communications
SK Broadband
SK D&D
SK Marketing & Company
SK Lubricant
SK Shipping
SK Planet
SK Hynix
Hynix Engineering
Total affiliated companies	100.0%	45.5%	41.0%	100.0%	100.0%	82.2%	50.0%	83.5%	40.0%	100.0%

46

	Invested companies
Investing company	Gangwon City Gas	JBES	M & Service	SK Wyverns	Infosec	Happynarae (formerly, MRO Korea)	SK Telesys	Encar network	F&U Credit Info	Paxnet
SK Corporation
SK Innovation						42.5%
SK Energy								0.0%
SK Global Chemical
SK Networks
SK Telecom				100.0%		42.5%			50.0%
SK Chemicals
SK C							47.5%
SK E&C
SK Gas						5.0%
SK C&C					100.0%	5.0%		91.7%
SK E&S	100.0%	100.0%
SK Communications
SK Broadband
SK D&D
SK Marketing & Company			100.0%
SK Lubricant
SK Shipping
SK Planet										59.7%
SK Hynix
Hynix Engineering
Total affiliated companies	100.0%	100.0%	100.0%	100.0%	100.0%	95.0%	47.5%	91.7%	50.0%	59.7%

	Invested companies
Investing company	SK D&D	Natruck	Loen Entertainment	Independence	SK Mobile Energy	SK Petrochemical	SK Communications	SKN Internet	SKC Air Gas	SKN service
SK Corporation
SK Innovation					100.0%
SK Energy		92.4%
SK Global Chemical						100.0%
SK Networks								100.0%		85.0%
SK Telecom
SK Chemicals
SK C									80.0%
SK E&C	45.0%
SK Gas
SK C&C				100.0%
SK E&S
SK Communications
SK Broadband
SK D&D
SK Marketing & Company
SK Lubricant
SK Shipping
SK Planet			67.6%				64.6%
SK Hynix
Hynix Engineering
Total affiliated companies	45.0%	92.4%	67.6%	100.0%	100.0%	100.0%	64.6%	100.0%	80.0%	85.0%

47

Investing company	Invested companies
	Commerce Planet	Real Vest	SKC Solmics Co., Ltd.	SK Broadband	SK M&C	Broadband Media	Broadband D&M	Broadband CS	UBcare	PyongTaek Energy Service
SK Corporation
SK Innovation					50.0%
SK Energy
SK Global Chemical
SK Networks
SK Telecom				50.6%	50.0%
SK Chemicals									44.0%
SK C			53.7%
SK E&C		100.0%
SK Gas
SK C&C
SK E&S										100.0%
SK Communications
SK Broadband						100.0%	100.0%	100.0%
SK D&D
SK Marketing & Company
SK Lubricant
SK Shipping
SK Planet	100.0%
SK Hynix
Hynix Engineering
Total affiliated companies	100.0%	100.0%	53.7%	50.6%	100.0%	100.0%	100.0%	100.0%	44.0%	100.0%

	Invested companies
Investing company	WS Commerce	Incyto	Namwon Sarang Electric Power	Jeju United FC	MKS Guarantee	PS&Marketing	SK Forest	Green Biro	SK Lubricants	Zicos
SK Corporation							100.0%
SK Innovation									100.0%
SK Energy				100.0%
SK Global Chemical
SK Networks	100.0%
SK Telecom						100.0%
SK Chemicals
SK C		100.0%
SK E&C
SK Gas								100.0%
SK C&C
SK E&S
SK Communications
SK Broadband
SK D&D			100.0%		100.0%
SK Marketing & Company
SK Lubricant										100.0%
SK Shipping
SK Planet
SK Hynix
Hynix Engineering
Total affiliated companies	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

48

Investing company	Invested companies
	SK Seentec	Daejeon Pure Water	Gwangju Pure Water	SKW	Television Media Korea	Network O&S	Service Ace	Service Top	SK Pinx	U base Manufacturing Asia
SK Corporation
SK Innovation
SK Energy
SK Global Chemical
SK Networks									100.0%
SK Telecom						100.0%	100.0%	100.0%
SK Chemicals	100.0%
SK C				65.0%
SK E&C		32.0%	42.0%
SK Gas

SK C&C
SK E&S
SK Communications
SK Broadband
SK D&D
SK Marketing & Company
SK Lubricant										100.0%
SK Shipping
SK Planet					51.0%
SK Hynix
Hynix Engineering
Total affiliated companies	100.0%	32.0%	42.0%	65.0%	51.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Investing company	Invested companies
	Natruck Friends	Ulsan Aromatics	SK Biofarm	Service In	SKC Lighting	Gimcheon Energy	SKSM	PMP	LC&C	Speed Motor
SK Corporation			100.0%
SK Innovation
SK Energy	50.0%
SK Global Chemical		50.0%
SK Networks									79.6%	100.0%
SK Telecom
SK Chemicals
SK C					65.0%
SK E&C
SK Gas
SK C&C
SK E&S						50.0%		100.0%
SK Communications				100.0%
SK Broadband
SK D&D
SK Marketing & Company
SK Lubricant
SK Shipping							100.0%
SK Planet
SK Hynix
Hynix Engineering
Total affiliated companies	50.0%	50.0%	100.0%	100.0%	65.0%	50.0%	100.0%	100.0%	79.6%	100.0%

49

Investing company	Invested companies
	SK Planet	Highway Star	SK Hynix	Hynix Engineering	HYSTEC	HYLogitec	Hynix Human Resources	QRT Semiconductor	Silicon File	Ami Power
SK Corporation
SK Innovation
SK Energy		100.0%
SK Global Chemical
SK Networks
SK Telecom	100.0%		21.1%
SK Chemicals
SK C
SK E&C
SK Gas
SK C&C
SK E&S
SK Communications
SK Broadband
SK D&D
SK Marketing & Company
SK Lubricant
SK Shipping
SK Planet
SK Hynix				99.6%	99.6%	99.6%	99.6%		28.8%	99.6%
Hynix Engineering								100.0%
Total affiliated companies	100.0%	100.0%	21.1%	99.6%	99.6%	99.6%	99.6%	100.0%	28.8%	99.6%

Investing company	Invested companies
	Mad Smart	Telsk
SK Corporation
SK Innovation
SK Energy
SK Global Chemical
SK Networks
SK Telecom
SK Chemicals
SK C
SK E&C
SK Gas
SK C&C		99.0%
SK E&S
SK Communications
SK Broadband
SK D&D
SK Marketing & Company
SK Lubricant
SK Shipping
SK Planet	100.0%
SK Hynix
Hynix Engineering
Total affiliated companies	100.0%	99.0%

50

VII. SHAREHOLDERS INFORMATION

1. Shareholdings of the Largest Shareholder and Related Persons

A. Shareholdings of the Largest Shareholder and Related Persons

(As of June 30, 2012)	(Unit: Shares, %)

Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Corporation	Largest Shareholder	Common share	20,363,452	25.22	20,363,452	25.22
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Shin Won Chey	Officer of affiliated company	Common share	2,000	0.00	2,000	0.00
Sung Min Ha	Officer of affiliated company	Common share	738	0.00	738	0.00
Bang Hyung Lee*	Officer of affiliated company	Common share	200	0.00	0	0.00
Total-		Common share	20,366,490	25.22	20,366,290	25.22

*	Resigned on January 31, 2012.

B. Overview of the Largest Shareholder

SK Corporation is a holding company and as of June 30, 2012, has nine subsidiaries: SK Innovation Co., Ltd., SK Telecom Co., Ltd., SK Networks Co., Ltd., SKC Co., Ltd., SK Shipping Co., Ltd., SK E&C Co., Ltd., SK E&S Co., Ltd., SK Biofarm Co., Ltd. and SK Forest Co., Ltd.

Details of SK Corporation’s subsidiaries are as follows:

	(Unit: in millions of Won)

Affiliates	Share Holdings	Book Value (million Won)	Industry	Description
SK Innovation Co., Ltd.	33.4%	3,944,657	Energy and Petrochemical	Publicly Listed
SK Telecom Co., Ltd.	25.2%	3,091,125	Telecommunication	Publicly Listed
SK Networks Co., Ltd.	39.1%	1,165,759	Trading, Energy Sale	Publicly Listed
SKC Co., Ltd.	42.5%	254,632	Synthetic Resin Manufacturing	Publicly Listed
SK E&C Co., Ltd.	40.0%	485,171	Construction	Privately Held
SK Shipping Co., Ltd.	83.1%	607,643	Ocean Freight	Privately Held
SK E&S Co., Ltd.	94.1%	1,026,307	Gas Company Holdings and Power Generation	Privately Held
SK Biofarm Co., Ltd.	100.0%	228,702	Biotechnology	Privately Held
SK Forest Co., Ltd.**	100.0%	60,200	Forestry and landscaping	Privately Held

*	The above share holdings are based on common stock holdings as of June 30, 2012.
**	Acquired from SK E&C on June 29, 2012.

51

SK Corporation is a publicly listed company and is required to submit a report of its significant business activities in accordance with Article 161 of the Financial Investment Services and Capital Markets Act. Also as a holding company, SK Corporation is required to report key management activities of its subsidiaries in accordance with Article 8 of KOSPI Market Disclosure Regulation.

The rule is applicable to subsidiaries whose book value of the holding company’s shareholding exceeds 10% of its total assets based on the financial statements as of December 31, 2011. SK Innovation Co., Ltd., SK Telecom Co., Ltd. and SK Networks Co., Ltd. are three such subsidiaries.

2. Changes in shareholdings of the Largest Shareholder

Changes in shareholdings of the largest shareholder are as follows.

(As of June 30, 2012)				(Unit: Shares, %)

Largest Shareholder	Date of the change in the largest shareholder/ Date of change in shareholding	Shares Held	Holding Ratio	Remarks
SK Corporation	March 7, 2008	18,751,260	23.09	Purchased 1,085,325 shares from SK Networks on March 7, 2008
	March 13, 2009	18,751,360	23.22	At the 25th General Meeting of Shareholders, elected the CEO, Man Won Jung (who owned 100 shares of the Company stock)
	December 30, 2009	18,755,260	23.23	Man Won Jung, the CEO, purchased 3,900 shares.
	May 26, 2010	18,756,760	23.23	Man Won Jung, the CEO, purchased 1,500 shares
	July 20, 2010	18,756,860	23.23	Man Won Jung, the CEO, purchased 100 shares
	September 17, 2010	18,757,360	23.23	Dal Sup Shim, an Independent Director, purchased 500 shares
	March 11, 2011	18,750,490	23.22	Man Won Jung, SK Telecom’s CEO, resigned Shin Bae Kim, SK C&C’s CEO, resigned
	April. 5, 2011	18,749,990	23.22	Dal Sup Shim, an Independent Director, disposed 500 shares
	July 8, 2011	18,749,990	23.22	Shin Won Chey, SKC’s Chairman, purchased 500 shares
	August 5, 2011	18,750,490	23.22	Shin Won Chey, SKC’s Chairman, purchased 500 shares
	August 23, 2011	18,751,490	23.22	Shin Won Chey, SKC’s Chairman, purchased 500 shares
	December 21, 2011	20,366,490	25.22	SK Corporation purchased 1,615,000 shares
	January 31, 2012	20,366,290	25.22	Bang Hyung Lee, an officer of an affiliated company with 200 shares, resigned

*	Shares held are the sum of shares held by SK Corporation and its related parties.

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3. Distribution of Shares

A. Shareholders with ownership of 5% or more and others

(As of June 30, 2012)		(Unit: shares, %)

Rank	Name (title)	Common share
		Number of shares	Ownership ratio
1	Citibank ADR	23,938,004	29.65
2	SK Corporation	20,363,452	25.22
3	SK Telecom	11,050,712	13.69
Shareholdings under the Employee Stock Ownership Program		299,241	0.37

B. Shareholder Distribution

(As of June 30, 2012)	(Unit: shares, %)

Classification	Number of shareholders	Ratio (%)	Number of shares	Ratio (%)	Remarks
Total minority shareholders *	32,908	99.97%	35,201,362	43.60%	—

*	Defined as shareholders whose shareholding is less than a hundredth of the total issued and outstanding shares.

53

4. Share Price and Trading Volume in the Last Six Months

A. Domestic Securities Market

(Unit: Won, shares)

Types		June 2012	May 2012	April 2012	March 2012	February 2012	January 2012
Common stock	Highest	142,500	138,500	126,500	146,000	145,500	143,000
	Lowest	134,500	120,500	120,500	131,500	136,000	134,500
Monthly transaction volume		7,871,677	5,027,374	4,468,381	4,037,305	3,970,688	4,221,433

B. Foreign Securities Market

New York Stock Exchange					(Unit: US$, ADR)

Types		June 2012	May 2012	April 2012	March 2012	February 2012	January 2012
Depository Receipt	Highest	12.10	13.59	14.13	14.60	14.45	14.08
	Lowest	11.38	11.44	13.25	13.51	13.40	12.90
Monthly transaction volume		31,605,816	45,556,433	46,985,251	40,978,400	30,905,000	30,029,400

VIII. EMPLOYEES AND MANAGEMENT COMPENSATION

1. EMPLOYEES

(As of June 30, 2012)	(Unit: persons, in millions of Won)

	Number of employees				Average	Aggregate wage for the six months	Average
Classification	Regular employees	Contract employees	Others	Total	service year	ended June 30, 2012	wage per person	Remarks
Male	3,400	51	—	3,451	12.8	118,995	35	—
Female	509	67	—	576	10.6	14,308	25	—
Total	3,909	118	—	4,027	12.5	133,303	33	—

54

2. Management Compensation

A. Amount Approved at the Shareholders’ Meeting

(Unit: Won million)

Classification	Number of Directors	Aggregate Amount Approved
Directors	8	12,000

2. Amount Paid

(As of June 30, 3012)	(Unit: Won million)

Classification	Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director
Insider Directors	3	8,726	2,909
Independent Directors*	1	43	43
Audit Committee Members	4	161	40
Total	8	8,930	—

*	Excludes Independent Directors who are Audit Committee Members.

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IX. TRANSACTIONS WITH PARTIES WITH INTERESTS

1. Loans to the Largest Shareholder and Related Persons

(As of June 30, 2012)					(Unit: in millions of Won)

Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
SK Wyverns	Affiliated company	Long-term and short-term loans	1,832	—	—	1,832	—	—

2. Transfer of Assets to/from the Largest Shareholder and Other Transactions

A. Investment and Disposition of Investment

None.

B. Transfer of Assets

(Units: in millions of Won)

Name (Corporate Name)	Relation-ship	Details					Remarks
		Transferred Objects	Purpose of Transfer	Date of Transfer	Amount Transferred From Largest Shareholder	Amount Transferred to Largest Shareholder
Encar Network Co., Ltd.	Affiliated Company	Used car sale	Sale of assets not in use	March 21, 2012	—	60	—
Total						60	—

3. Transactions with Parties with Interests (excluding the Largest Shareholder and Related Persons)

A. Provisional Payment and Loans (including loans on marketable securities)

(Unit: in millions of Won)

Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Midus and others	Agency	Long-term and short-term loans	118,919	120,022	138,028	100,913	—	—

56

(Unit: in millions of Won)

Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Daehan Kanggun BcN Co., Ltd.	Investee	Long-term loans	22,102	—	—	22,102	—	—

X. OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1. Developments in the Items Mentioned in Prior Reports on Important Business Matters

A. Status and Progress of Major Management Events

None.

B. Summary Minutes of the General Meeting of Shareholders

Date	Agenda	Resolution
24th Fiscal Year Meeting of Shareholders (March 14, 2008)

1.     Approval of the Financial Statements for the year ended December 31, 2007

2.     Amendment to Articles of Incorporation

3.     Approval of Remuneration Limit for Directors

4.     Election of Directors

•    Election of inside directors

•    Election of independent directors

•    Election of independent directors as Audit Committee member

Approved (Cash dividend, Won 8,400 per share) Approved Approved (Won 12 billion) Approved (Shin Bae Kim, Young Ho Park) Approved (Rak Yong Uhm, Jay Young Chung) Approved (Jae Ho Cho)
25[t]h Fiscal Year Meeting of Shareholders (March 13, 2009)

1.     Approval of the financial statements for the year ended December 31, 2008

2.     Approval of Remuneration Limit for Directors

3.     Amendment to Company Regulation on Executive Compensation

4.     Election of Directors

•    Election of inside directors

•    Election of independent directors

•    Election of independent directors as Audit Committee member

Approved (Cash dividend, Won 8,400 per share) Approved (Won 12 billion) Approved Approved (Jae Won Chey, Man Won Jung) Approved (Hyun Chin Lim) Approved (Hyun Chin Lim)
26th Fiscal Year Meeting of Shareholders (March 12, 2010)

1.     Approval of the financial statements for the year ended December 31, 2009

2.     Amendment to Articles of Incorporation

3.     Approval of Remuneration Limit for Directors

4.     Election of Directors

•    Election of inside directors

•    Election of independent directors

•    Election of independent directors as Audit Committee member

Approved (Cash dividend, Won 8,400 per share) Approved Approved (Won 12 billion) Approved (Ki Haeng Cho) Approved (Dal Sup Shim) Approved (Dal Sup Shim, Jay Young Chung)

57

27th Fiscal Year Meeting of Shareholders (March 11, 2011)

1. Approval of the financial statements for the year ended December 31, 2010

2.     Approval of Remuneration Limit for Directors

3.     Amendment to Company Regulation on Executive Compensation

4.     Election of Directors

•    Election of inside directors

•    Election of independent directors

•    Election of independent directors as Audit Committee member

Approved (Cash dividend, Won 8,400 per share)

Approved

Approved (Won 12 billion)

Approved (Sung Min Ha, Jin Woo So)

Approved (Rak Young Uhm, Jay Young Chung, Jae Ho Cho)

Approved (Jay Young Chung, Jae Ho Cho)

1st Extraordinary Meeting of Shareholders (August 31, 2011)	1. Approval of the Spin-off Plan 2. Election of Directors	Approved (Spin-off of SK Planet) Approved (Jun Ho Kim)

28th Fiscal Year Meeting of Shareholders (March 23, 2012)

1.     Approval of the financial statements for the year ended December 31, 2011

2.     Amendment to Articles of Incorporation

3.     Election of Directors

•    Election of inside directors

•    Election of inside directors

•    Election of independent directors

4.     Election of an independent director as Audit Committee member

5.     Approval of Remuneration Limit for Directors

Approved (Cash dividend, Won 8,400 per share) Approved Approved (Young Tae Kim) Approved (Dong Seob Jee) Approved (Hyun Chin Lim) Approved (Hyun Chin Lim) Approved (Won 12 billion)

2. Contingent Liabilities

[SK Telecom]

A. Material Legal Proceedings

(1) Claim for Copyright License Fees regarding “Coloring” Services

On May 7, 2010, Korea Music Copyright Association (“KOMCA”) filed a lawsuit with the court demanding that the Company pay KOMCA license fees for the Company’s “Coloring” services. The court rendered a judgment against the Company ordering the Company to pay Won 570 million to KOMCA, which was affirmed by the appellate court on October 26, 2011. The Company appealed to the Supreme Court on November 8, 2011. The Company plans to vigorously defend itself in the Supreme Court by supplementing legal analysis relating to the interpretation of legal actions. While the Company does not expect immediate impact on its business and financial condition from the litigation because the judgment amount is Won 570 million and the final outcome of the litigation has not been decided, the Company may be required to pay on-going license fees in the future if it loses in the final judgment.

*	Actual impact on the Company’s business and financial condition from the litigation may be different from the Company’s expectation stated above.

58

B. Other Matters

(1) Pledged Assets and Covenants

In 2011, SK Broadband, a consolidated subsidiary of the Company, pledged its real estate and short term financial instruments as collateral for one year in connection with the borrowing by Broadband Media, another consolidated subsidiary. As of June 30, 2012, the amount of real estate provided as collateral was as follows: Won 65 billion to Hana Bank, Won 78 billion to IBK Capital and Won 52 billion to Kookmin Bank; the amount of short term financial instruments provided as collateral was as follows: Won 60 billion to Korea Exchange Bank, Won 35 billion to Hana Bank, Won 39 billion to National Agricultural Cooperative Federation and Won 20 billion to Woori Bank.

In addition, in 2011, SK Broadband, a consolidated subsidiary of the Company, pledged its real estate as collateral for one year in connection with the borrowing by Broadband CS, another consolidated subsidiary. As of June 30, 2012, the amount of real estate provided as collateral was Won 16.9 billion to Kookmin Bank.

SK Broadband, a consolidated subsidiary of the Company, has also provided “geun” mortgage amounting to Won 17.4 billion to others, including Ilsan Guksa, on a part of its buildings in connection with the leasing of the buildings.

In 2011, PS & Marketing, a consolidated subsidiary of the Company, entered into a loan agreement to borrow up to Won 60 billion of working capital from Shinhan Bank. In connection with the loan agreement, it pledged Won 78 billion of its inventories to Shinhan Bank as collateral.

As of June 30, 2012, SKY Property Mgmt, Ltd. pledged CNY532 million of its buildings and land-use rights as collateral to Korea Exchange Bank and China Merchants Bank in connection with a long-term borrowing of CNY525 million. In the first six months of 2012, SKY Property Mgmt, Ltd. newly borrowed long-term loans of US$30 million and HKD 234 million from Standard Chartered Bank (HK) Ltd. and pledged its interests in its subsidiary, Shanghai Fujita Tianshan Housing Development Co., Ltd., as collateral.

(2) Payment Guarantee by the Company

The Company is participating in the tactical aeronautics project of the Defense Acquisition Program Administration of Korea (the “DAPA”), together with Joint Defense Corporation. The Company has guaranteed the payment of Won 4.2 billion that the DAPA has prepaid to Joint Defense Corporation.

59

[SK Broadband]

A. Material Legal Proceedings

(1) SK Broadband as the Plaintiff

			(Unit: thousand won)

Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status
Claim for Cancellation of Korea Fair Trade Commission’s Penalty Reassessment	September 2009	1,810,000	Pending before Supreme Court
Claim relating to Gangamgu District Office Cable-Burying Project	March 2010	345,271	Pending before Supreme Court
Administrative Proceeding relating to Gangnamgu District Office	April 2010	703,440	Pending before Administrative Court
Claim for Sales Price by Sambo Motors	April 2011	321,200	Pending before Appellate Court
Damages Claims against Golden Young and Others	April 2011	454,267	Pending before District Court
Damages Claim relating to Hyundai Construction	December 2010	561,283	Pending before Appellate Court
Other claims and proceedings	—	265,364
Total	—	4,460,825	—

(2) SK Broadband as the Defendant

			(Unit: thousand won)

Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status
Damage Claim by Sun Technology and One Other	October 2011	1,006,429	Pending before Appellate Court
Claim for Return of Unfair Benefit from One Call	October 2010	471,302	Pending before Appellate Court
Damages Claim from Jin Man Cho and One Other	January 2011	200,000	Pending before Appellate Court
Claim for Commission by i-Media Valley and Five Other Companies	July 2010	313,764	Pending before Appellate Court
Claim for Commission by Vialty and Four Other Companies	November 2010	125,000	Pending before Appellate Court
Damage Claim by On-nuri Co., Ltd.	December 2011	101,000	Pending before District Court
Damage Claim by Mac Telecom and Five Other Companies	January 2012	606,000	Pending before District Court
Claim for damages by the Seoul Metropolitan Office of Education	March 2012	100,000	Pending before District Court
Other claims and proceedings	—	64,967	—
Total	—	2,988,462	—

60

The management believes that the final results of the litigations listed above would not have a material impact on the company’s financial statements. In addition, in 2011, SK Broadband partly lost in a litigation relating to the leak of personal information at the district court, which ordered SK Broadband to pay damages of Won 5,072 million (out of the plaintiffs’ claims of Won 24,689 million), and recognized such damage order as other accounts payable.

(3) Broadband Media as the Defendant

		(Unit: thousand Won)

Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status
Claim for commission by i-Media Valley and five other companies	July 2010	300,869	Pending before Appellate Court
Total	—	300,869	—

[SK Communications]

A. Material Legal Proceedings

As of June 30, 2012, the aggregate amount of claim was Won 9,841 million. The management cannot reasonably forecast the outcome of the pending cases.

[Loen Entertainment]

The following sets forth the important financial agreements Loen Entertainment has entered into as of June 30, 2012.

Financial Institution	Amount (Unit: thousand Won)	Type of Agreement
Hana Bank	2,000,000	Loan facility
Total	2,000,000	—

61

3. Status of sanctions, etc.

[SK Telecom]

Due to the Company’s ineffective measures taken with respect to phone numbers that are used for sending illegal unsolicited bulk messages, the Korea Communications Commission, on April 8, 2009, ordered the Company to improve its work procedures.

On September 2, 2009, the Korea Communications Commission ordered the Company to improve its work procedures in a case relating to the obstruction of subscribers’ utilization of wireless Internet services. The Company completed the improvement of the procedures in consultation with the Korea Communications Commission by December 2009.

On October 13, 2009, the Korea Communications Commission imposed on the Company a fine of Won 140 million and a newspaper notice order in a case relating to the subscription for mobile telephone services using national identification numbers of the deceased and the Company’s failure to verify the required documents. The Company implemented the improved work procedures to strengthen identification process at the time of subscription for mobile telephone services in January 2010.

On June 10, 2010, the Korea Communications Commission imposed on the Company a fine of Won 2 billion and issued a correction order for hurting subscribers’ interests relating to USIM uses. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by September 2010.

On September 24, 2010, the Korea Communications Commission imposed on the Company a fine of Won 12.9 billion and issued a correction order for providing discriminatory subsidy to subscribers. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by January 2011.

On December 2, 2010, the Korea Communications Commission imposed on the Company a fine of Won 6.2 billion and issued a correction order in a case relating to the obstruction of subscribers’ utilization of wireless Internet services. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by March 2011.

On September 19, 2011, the Korea Communications Commission imposed on the Company a fine of Won 6.86 billion and issued a correction order for providing discriminatory subsidy to subscribers. The Company paid the fine and expects to complete the improvement of the procedures in consultation with the Korea Communications Commission by January 2012.

62

In addition, on January 21, 2009, the Company was sanctioned for unfair business practices with a fine of Won 1,268 million by the Fair Trade Commission of Korea along with a correctional order of its policy of restricting certain rate plan subscribers from using third party portal contents. The Company has paid the fine and has taken efforts to educate applicable divisions of the issue and to improve the level of the voluntary compliance program to comply with fair trade laws to prevent a repeat of the same violation.

On April 8, 2010, the Company received a correctional order from the Fair Trade Commission of Korea for a violation of the Act on Fair Labeling and Advertising relating to 11th Street (the Company’s online shopping mall). In response thereto, the Company has been taking efforts to prevent a repetitive violation including thorough pre-review of the advertisement and marketing activities of 11th Street and appropriate education for relevant employees.

On April 22, 2011, the Company received a correctional order from the Fair Trade Commission of Korea for violation of Article 21 of the Electronic Commerce Act and was imposed a fine of Won 5 million. The Company paid the fine and filed a suit disputing the order of the Fair Trade Commission. The suit is currently pending.

On November 11, 2011, the Company received a correctional order from the Fair Trade Commission of Korea for violation of Article 23 of the Fair Trade Act relating to the transfer of patented technology necessary for the supply of relay facilities. The Company has corrected the procedures before receiving the correctional order.

On March 14, 2012, the Company received a correctional order from the Fair Trade Commission of Korea for an alleged violation of Article 23 of the Fair Trade Act relating to the handset subsidy practice and distribution of handsets and was imposed a fine of Won 21,928 million. The Company appealed the order and filed a suit with the administrative court. The suit is currently pending.

On February 6, 2012, the Company received three penalty points and was imposed a fine of Won 3 million from the Korea Exchange for a violation of Article 35 of Korea Exchange’s disclosure rules. The Company paid the fine and has been taking efforts to prevent a repetitive violation.

On June 21, 2012, the Company received a correctional order from the Korea Communications Commission in connection with its decision on whether the Company had violated regulations related to the safeguarding of location information. The Company plans to work with the Korea Communications Commission to comply with the correction order by the end of 2012.

On July 4, 2012, the Company received a correctional order and a fine of Won 23,987 million from the Fair Trade Commission of Korea for alleged violation of Article 23 of the Fair Trade Act relating to the payment of system management and operation fees. The Company plans to evaluate its legal options after it receives the opinion from the Fair Trade Commission.

63

A Trial of a former director of the Company is pending with respect to the Company’s past transactions.

[SK Broadband]

(1) Violation of the Telecommunications Business Act

•	Date: May 18, 2012

•	Subject Company: SK Broadband

•	Sanction: SK Broadband received a correctional order and a fine of Won 253 million

•

Reason and relevant law: Violation of Article 50, Paragraph 1, Number 5 of the Telecommunications Business Act and Article 50, Paragraph 1 of the related Enforcement Decree for offering discounts outside the terms and conditions of the subscription agreement to certain subscribers and thereby discriminating against certain subscribers

•	Status of implementation: Paid the fine, ceased the prohibitive practice, disclosed receiving the correctional order in a newspaper advertisement and changed business practice to prevent reoccurrence.

•	Company’s plan : Continuous management of the company’s distribution network and improve the company’s distribution structure.

•	(2) Violation of Accounting Rules

•	Date: January 20, 2012

•	Subject Company: SK Broadband

•	Sanction: SK Broadband was imposed a fine of Won 54 million from the Korea Communications Commission.

•	Reason and the Relevant Law: Business report for 2010 violated accounting rules under Article 49 of the Telecommunication Business Act.

•	Status of Implementation: Paid the fine.

•	Company’s Plan: Will improve accounting management system.

•	(3) Violation of the Telecommunication Business Act

•	Date: November 23, 2011

•	Subject Company: SK Broadband

•	Sanction: SK Broadband was imposed a fine of Won 30 million from the Korea Communications Commission.

64

•	Reason and the Relevant Law: Violated Telecommunication Business Act by allocating “060” number without prior review and charging fees for the service usage.

•	Status of Implementation: Paid the fine, stopped the prohibited practice, improved operating procedures and reported the results.

•	Company’s Plan: Will improve operating procedures.

•	(4) Violation of the Act on Facilitation of the Use of Information Network and Protection of Information

•	Date: July 14, 2011

•	Subject: SK Broadband and a former officer of SK Broadband

•	Sanction: SK Broadband was imposed a fine of Won 15 million and the former officer was imposed a fine of Won 5 million.

•

Reason and the Relevant Law: Violated Articles 24 and 62 of the Act on Facilitation of the Use of Information Network and Protection of Information by providing subscribers’ personal information to telemarketers without subscribers’ consents.

•	Status of Implementation: Paid the fine.

•	Company’s Plan: Provide education to officers and employees and strengthen internal regulations.

•	(5) Violation of the Telecommunication Business Act

•	Date: February 21, 2011

•	Subject Company: SK Broadband

•	Sanction: SK Broadband was imposed a correction order and a fine of Won 3.2 billion from the Korea Communications Commission.

•

Reason and the Relevant Law: Improperly discriminated subscribers with respect to the fee reduction in the process of acquiring high-speed Internet subscribers. Violated Article 50 of the Telecommunication Business Act and Article 42 of the Enforcement Decree.

•	Status of Implementation: Paid the fine, stopped the prohibited practice, published the sanction on newspapers, improved operating procedures and amended the terms of services.

•	Company’s Plan: Continue to monitor marketing networks, improve marketing procedures, distribute incentive items directly and reduce incentive items.

•	(6) Violation of the Act on Facilitation of the Use of Information Network and Protection of Information

•	Date: June 10, 2010

•	Subject Company: SK Broadband

65

•	Sanction: SK Broadband was imposed a fine of Won 10 million.

•

Reason and the Relevant Law: Violated Articles 49 and 62 of the Act on Facilitation of the Use of Information Network and Protection of Information by providing subscribers’ personal information to telemarketers without subscribers’ consents.

•	Status of Implementation: Paid the fine.

•	Company’s Plan: Provide education to officers and employees and strengthen internal regulations.

[SK Communications]

On July 31, 2008, SK Communications was imposed a fine of Won 125 million by the Fair Trade Commission of Korea in connection with the preparation for the Fair Trade Commission’s field inspection. SK Communications has paid the fine and has taken efforts to prevent a repeat of the same violation, including education of the relevant personnel.

4. Important Matters That Occurred After June 30, 2012

(1) Interim dividend

On July 25, 2012, the Company’s board of directors resolved to declare interim dividends as follows:

Classification	Description
Dividend amount	Cash dividend of Won 1,000 per share (total dividend amount: Won 69,694,999,000)
Market dividend rate	0.82%
Record date	June 30, 2012
Date of dividend payment	Within 20 days following the resolution of the board of directors

(2) Acquisition of Broadband D&M Co., Ltd.

On July 13, 2012, in an extraordinary shareholders’ meeting, the shareholders of Broadband D&M resolved to sell its power facilities management and new business opening and maintenance services to the Company’s subsidiary Network O&S.

On July 26, 2012, in an extraordinary shareholders’ meeting, the shareholders of SK Broadband resolved to acquire and merge with Broadband D&M.

5. Use of Proceeds

A. Use of Proceeds from Public Offerings

•	Not applicable.

66

B. Use of Proceeds from Private Offerings

(Unit: Won million)

Classification	Closing Date	Proceeds	Planned Use of Proceeds	Actual Use of Proceeds	Reasons for Change
Convertible Bonds	April 7, 2009	437,673	Refinancing of convertible bonds issued in May 2004	Refinancing and working capital	—

67

SK TELECOM CO., LTD.

Condensed Consolidated Interim Financial Statements

(Unaudited)

June 30, 2012

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”), expressed in Korean won, which comprise the condensed consolidated interim statement of financial position as of June 30, 2012, the condensed consolidated interim statements of income and comprehensive income for the three-month and six-month periods ended June 30, 2012, the condensed consolidated interim statements of changes in equity and cash flows for the six-month period ended June 30, 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

We did not review the financial statements of SK Broadband Co., Ltd., a domestic subsidiary, two other domestic subsidiaries and an associate, whose financial statements constitute 26.1% of consolidated total assets as of June 30, 2012, and 15.6% of consolidated total operating revenue for the six-month period ended June 30, 2012. Those financial statements were reviewed by other auditors whose reports have been furnished to us, and our report, insofar as it relates to the amounts included for those subsidiaries and associate, is based solely on the reports of those other auditors.

Management’s responsibility for the Condensed Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034, ‘Interim Financial Reporting’, and for such internal controls as management determines are necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034, ‘Interim Financial Reporting’.

Other matters

The condensed consolidated statements of income, comprehensive income for the three-month and six-month periods ended June 30, 2011, and the condensed consolidated statements of changes in equity and cash flows for the six-month period ended June 30, 2011, were reviewed by other auditors and their report thereon, dated August 26, 2011, stated that nothing has come to their attention that causes them to believe that the condensed consolidated interim financial statements referred to above were not prepared, in all material respects, in accordance with K-IFRS No.1034, ‘Interim Financial Reporting’.

In addition, the consolidated statement of financial position of the Group as of December 31, 2011, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by other auditors and their report thereon, dated March 13, 2012, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2011, presented for comparative purposes, is not different from that audited by other auditors in all material respects.

The procedures and practices utilized in the Republic of Korea to review such consolidated interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying condensed consolidated financial statements are for use by those knowledgeable about Korean review standards and their application in practice.

KPMG Samjong Accounting Corp.

Seoul, Korea

August 6, 2012

This report is effective as of August 6, 2012, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD.

Unaudited Condensed Consolidated Statements of Financial Position

As of June 30, 2012 and December 31, 2011

(In millions of won)	Note	June 30, 2012		December 31, 2011
Assets

Current Assets:
Cash and cash equivalents	28,29	￦	1,176,948	1,650,794
Short-term financial instruments	5,28,29,31		506,646	979,564
Short-term investment securities	8,28,29		55,620	94,829
Accounts receivable—trade, net	6,28,29,30		1,843,465	1,823,170
Short-term loans, net	6,28,29,30		86,424	100,429
Accounts receivable—other, net	6,28,29,30		612,220	908,836
Prepaid expenses			102,168	118,200
Derivative financial assets	19,28,29		80,187	148,038
Inventories, net	7,31		226,429	219,590
Advanced payments and other	6,8,28,29,30		64,340	74,029

Total Current Assets			4,754,447	6,117,479

Non-Current Assets:
Long-term financial instruments	5,28,29,31		7,636	7,628
Long-term investment securities	8,28,29		1,427,870	1,537,945
Investments in associates	9		4,714,676	1,384,605
Property and equipment, net	10,30,31		8,771,148	9,030,998
Investment property	11		264,701	271,086
Goodwill	12		1,740,251	1,749,933
Intangible assets	13		2,834,024	2,995,803
Long-term loans, net	6,28,29,30		84,751	95,565
Long-term accounts receivable—other	6,28,29		694	5,393
Long-term prepaid expenses	31		559,945	567,762
Guarantee deposits	6,28,29,30		239,322	245,218
Long-term derivative financial assets	19,28,29		130,716	105,915
Deferred tax assets	26		219,269	227,578
Other non-current assets	6,28,29		23,941	23,128

Total Non-Current Assets			21,018,944	18,248,557

Total Assets		￦	25,773,391	24,366,036

See accompanying notes to the unaudited condensed consolidated interim financial statements.

SK TELECOM CO., LTD.

Unaudited Condensed Consolidated Statements of Financial Position, Continued

As of June 30, 2012 and December 31, 2011

(In millions of won)	Note	June 30, 2012		December 31, 2011
Liabilities and Equity

Current Liabilities:
Short-term borrowings	14,28,29	￦	784,464	700,713
Current portion of long-term debt, net	14,15,17,28,29		366,782	1,662,841
Accounts payable—trade	28,29,30		313,129	195,391
Accounts payable—other	28,29,30		1,192,607	1,507,877
Withholdings	28,29		625,385	496,860
Accrued expenses	28,29,31		921,864	744,673
Income tax payable	26		166,241	293,725
Unearned revenue			264,151	290,791
Derivative financial liabilities	19,28,29		—	4,645
Provisions	16		573,543	657,198
Advanced receipt and other	30		114,093	118,876

Total Current Liabilities			5,322,259	6,673,590

Non-Current Liabilities:
Debentures, net, excluding current portion	14,28,29		4,301,168	3,229,009
Long-term borrowings, excluding current portion	14,28,29		2,381,325	323,852
Long-term payables—other	15,28,29,30		710,731	847,496
Long-term unearned revenue			205,540	212,172
Finance lease liabilities	17,28,29		31,765	41,940
Defined benefit obligation	18		102,322	85,941
Long-term derivative financial liabilities	19,28,29		23,529	—
Long-term provisions	16		122,524	142,361
Other non-current liabilities	28,29,30		71,584	76,966

Total Non-Current Liabilities			7,950,488	4,959,737

Total Liabilities			13,272,747	11,633,327

Equity
Share capital	1,20		44,639	44,639
Share deficit	20,21		(290,688)	(285,347)
Retained earnings	22		11,500,953	11,642,525

SK TELECOM CO., LTD.

Unaudited Condensed Consolidated Statements of Financial Position, Continued

As of June 30, 2012 and December 31, 2011

Reserves	23		216,928	260,064

Equity attributable to owners of the Parent Company			11,471,832	11,661,881
Non-controlling interests			1,028,812	1,070,828

Total Equity			12,500,644	12,732,709

Total Liabilities and Equity		￦	25,773,391	24,366,036

See accompanying notes to the unaudited condensed consolidated interim financial statements.

SK TELECOM CO., LTD.

Unaudited Condensed Consolidated Statements of Income

For the three and six-month periods ended June 30, 2012 and 2011

		June 30, 2012			June 30, 2011
(In millions of won except for per share data)	Note	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Continuing operations
Operating revenue:	4,30
Revenue		￦	4,007,863	7,977,574	4,025,769	7,922,777
Other operating income	24		7,414	23,010	11,819	19,669

Sub-total			4,015,277	8,000,584	4,037,588	7,942,446

Operating expense:	30
Labor cost			292,918	648,450	253,379	566,965
Commissions paid			1,548,229	2,962,672	1,417,359	2,768,038
Depreciation and amortization			575,620	1,155,880	583,212	1,149,630
Network interconnection			273,467	569,619	323,503	642,244
Leased line			112,824	231,759	110,435	224,329
Advertising			99,651	169,554	85,277	140,552
Rent			100,393	207,268	93,662	192,934
Cost of products that have been resold			299,334	570,770	217,050	403,524
Other operating expenses	24		328,224	634,812	280,817	552,917

Sub-total			3,630,660	7,150,784	3,364,694	6,641,133

Operating income	4		384,617	849,800	672,894	1,301,313
Finance income	25		54,491	117,992	83,558	327,414
Finance costs	25		110,621	216,871	85,320	163,801
Losses related to investments in associates, net	1,9		18,014	45,597	9,898	20,709

Income before income tax		￦	310,473	705,324	661,234	1,444,217

See accompanying notes to the unaudited condensed consolidated interim financial statements.

SK TELECOM CO., LTD.

Unaudited Condensed Consolidated Statements of Income, Continued

For the three and six-month periods ended June 30, 2012 and 2011

		June 30, 2012			June 30, 2011
(In millions of won except for per share data)	Note	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Income tax expense from continuing operations	26	￦	66,106	150,683	184,526	418,643

Net income from continuing Operations			244,367	554,641	476,708	1,025,574
Discontinued operation

Loss from discontinued operation, net of income taxes	32		123,810	133,704	11,272	22,869

Net income for the period	4	￦	120,557	420,937	465,436	1,002,705

Attributable to :
Owners of the Parent Company		￦	143,396	449,820	467,794	1,010,329
Non-controlling interests			(22,839)	(28,883)	(2,358)	(7,624)
Earnings per share
Basic earnings per share	27	￦	2,057	6,454	6,580	14,211

Diluted earnings per share	27	￦	1,909	6,221	6,172	13,474

Earnings per share—Continuing operations
Basic earnings per share	27	￦	3,569	8,101	6,743	14,542

Diluted earnings per share	27	￦	3,372	7,815	6,330	13,795

See accompanying notes to the unaudited condensed consolidated interim financial statements.

SK TELECOM CO., LTD.

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the three and six-month periods ended June 30, 2012 and 2011

		June 30, 2012			June 30, 2011
(In millions of won)	Note	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Net income for the period		￦	120,557	420,937	465,436	1,002,705

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets	23		(36,267)	(50,500)	(92,818)	(178,148)
Net change in other comprehensive income of investments in associates	9, 23		742	7,177	(5,036)	(8,844)
Gains (losses) on valuation of derivatives	19, 23		17,087	(894)	(35,282)	3,287
Foreign currency translation differences for foreign operations	23		7,821	(2,496)	(9,641)	(23,048)
Actuarial losses, net on defined benefit obligations	18, 22		(1,254)	(4,945)	(4,632)	(8,225)

			(11,871)	(51,658)	(147,409)	(214,978)

Total comprehensive income		￦	108,686	369,279	318,027	787,727

Total Comprehensive Income Attributable to:
Owners of the Parent Company		￦	129,098	400,730	324,178	802,086
Non-controlling interests			(20,412)	(31,451)	(6,151)	(14,359)

See accompanying notes to the unaudited condensed consolidated interim financial statements.

SK TELECOM CO., LTD.

Unaudited Condensed Consolidated Statements of Changes in Equity

For the six-month periods ended June 30, 2012 and 2011

	Controlling interest							Total equity
(In millions of won)	Share capital		Share premium (deficit)	Retained earnings	Reserves	Sub-total	Non-controlling interests
Balance, January 1, 2011	￦	44,639	(78,953)	10,721,249	643,055	11,329,990	1,078,008	12,407,998
Cash dividends		—	—	(597,198)	—	(597,198)	—	(597,198)
Total comprehensive income
Net income		—	—	1,010,329	—	1,010,329	(7,624)	1,002,705
Other comprehensive loss		—	—	(8,125)	(200,118)	(208,243)	(6,735)	(214,978)
Changes in subsidiaries		—	6,043	—	—	6,043	544	6,587

Balance, June 30, 2011	￦	44,639	(72,910)	11,126,255	442,937	11,540,921	1,064,193	12,605,114

Balance, January 1, 2012	￦	44,639	(285,347)	11,642,525	260,064	11,661,881	1,070,828	12,732,709
Cash dividends		—	—	(585,438)	—	(585,438)	(2,144)	(587,582)
Total comprehensive income
Net income		—	—	449,820	—	449,820	(28,883)	420,937
Other comprehensive loss		—	—	(5,954)	(43,136)	(49,090)	(2,568)	(51,658)
Changes in subsidiaries		—	(5,341)	—	—	(5,341)	(8,421)	(13,762)

Balance, June 30, 2012	￦	44,639	(290,688)	11,500,953	216,928	11,471,832	1,028,812	12,500,644

See accompanying notes to the unaudited condensed consolidated interim financial statements.

SK TELECOM CO., LTD.

Unaudited Condensed Consolidated Statements of Cash Flows

For the six-month periods ended June 30, 2012 and 2011

(In millions of won)	Note	2012		2011
Cash flows from operating activities:
Cash generated from operating activities
Net income for the period		￦	420,937	1,002,705
Adjustments for income and expenses	33		1,744,239	1,592,155
Changes in assets and liabilities related to operating activities	33		197,401	960,344

Sub-total			2,362,577	3,555,204
Interest received			52,141	81,278
Dividends received			22,947	20,222
Interest paid			(186,757)	(158,538)
Income tax paid			(248,509)	(355,786)

Net cash provided by operating activities			2,002,399	3,142,380

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			464,201	—
Decrease in short-term investment securities, net			50,179	147,000
Collection of short-term loans			141,971	92,562
Decrease in long-term financial instruments, net			—	3
Proceeds from disposal of long-term investment securities			55,055	250,075
Proceeds from disposal of investments in associates			1,850	8,782
Proceeds from disposal of property and equipment			6,089	13,251
Proceeds from disposal of intangible assets			5,429	2,711
Collection of long-term loans			5,748	8,738
Decrease of deposits			3,921	—
Proceeds from disposal of other non-current assets			47	673
Proceeds from disposal of a subsidiary			88,641	—

Sub-total			823,131	523,795
Cash outflows for investing activities:
Increase in short-term investment securities, net			—	(206,431)
Increase in other investment securities, net			(2,000)	—
Increase in short-term loans			(121,122)	(126,587)
Increase in long-term loans			(1,907)	(2,113)

SK TELECOM CO., LTD.

Unaudited Condensed Consolidated Statements of Cash Flows

For the six-month periods ended June 30, 2012 and 2011

Increase in long-term financial instruments, net	(9)	(7,500)
Acquisition of long-term investment securities	(18,913)	(276,286)
Acquisition of investments in associates	(3,109,475)	(42,338)
Acquisition of property and equipment	(1,213,409)	(1,176,383)
Acquisition of investment property	—	(61,240)
Acquisition of intangible assets	(50,224)	(38,318)
Increase in deposits	(7,477)	—
Increase in other non-current assets	(752)	(17,640)
Acquisition of business	—	(129,190)
Decrease in cash due to disposal	(11,867)	—

Sub-total	(4,537,155)	(2,084,026)

Net cash used in investing activities	(3,714,024)	(1,560,231)

See accompanying notes to the unaudited condensed consolidated interim financial statements.

SK TELECOM CO., LTD.

Unaudited Condensed Consolidated Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2012 and 2011

(In millions of won)	Note	2012		2011
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings		￦	895,404	349,018
Issuance of debentures			688,666	363,038
Proceeds from long-term borrowings			2,060,180	186,734
Cash inflows from settlement of derivatives			1,517	—
Cash inflows from other financial activities			48	—
Increase in cash from the consolidated capital transaction			—	6,407

Sub-total			3,645,815	905,197
Cash outflows for financing activities:
Repayment of short-term borrowings			(810,965)	(390,012)
Repayment of current portion of long-term debt			(98,278)	(538,458)
Repayment of bonds payable			(888,124)	(642,160)
Repayment of long-term borrowings			(5,387)	(6,990)
Cash outflows from transaction of derivatives			(5,415)	(17,695)
Payment of finance lease liabilities			(10,061)	—
Payment of dividends			(587,582)	(597,198)
Cash outflows from other financial activities			(41)	—
Decrease in cash from the consolidated capital transaction			(1,025)	—

Sub-total			(2,406,878)	(2,192,513)

Net cash provided by (used in) financing activities			1,238,937	(1,287,316)

Net increase (decresse) in cash and cash equivalents			(472,688)	294,833
Cash and cash equivalents at beginning of the period			1,650,794	659,405
Effects of exchange rate changes on cash and cash equivalents			(1,158)	3,833

Cash and cash equivalents at end of the period		￦	1,176,948	958,071

See accompanying notes to the unaudited condensed consolidated interim financial statements.

1.	Reporting Entity

(1) General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of Republic of Korea (“Korea”) to engage in providing cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications in Korea. The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of June 30, 2012, the Parent Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
Tradewinds Global Investors, LLC	3,241,956	4.01
Institutional investors and other minority stockholders	46,089,591	57.08
Treasury stock	11,050,712	13.69

Total number of shares	80,745,711	100.00

These unaudited condensed consolidated interim financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individuals as “Group entities”). SK Holdings Co, Ltd. is the Ultimate Controlling Entity of the Parent Company because it has de facto control of the Parent Company. An entity is viewed to have de facto control when the balance of holdings is dispersed and the other shareholders have not organized their interests in such a way that they exercise more votes than the minority holder.

(2) List of subsidiaries

The list of subsidiaries as of June 30, 2012 and December 31, 2011 is as follows:

			Ownership(%)
Subsidiary	Location	Primary business	June 30, 2012	December 31, 2011
SK Telink Co., Ltd.	Korea	Telecommunication service	83.5	83.5
SK Communications Co., Ltd.	Korea	Internet website services	64.6	64.6
PAXNet Co., Ltd.	Korea	Internet website services	59.7	59.7
Loen Entertainment, Inc.	Korea	Release of music disc	67.6	67.6
Stonebridge Cinema Fund	Korea	Investment association	57.0	57.0
Ntreev Soft Co., Ltd.	Korea	Game software production	—	63.7
Commerce Planet Co., Ltd.	Korea	Online shopping mall operation agency	100.0	100.0
SK Broadband Co., Ltd.	Korea	Telecommunication services	50.6	50.6
Broadband D&M Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
Broadband Media Co., Ltd.	Korea	Multimedia TV portal service	100.0	100.0
Broadband CS Co., Ltd.	Korea	Customer Q&A and Service	100.0	100.0
K-net Culture and Contents Venture Fund	Korea	Investment association	59.0	59.0
Fitech Focus Limited Partnership II(*)	Korea	Investment association	66.7	66.7
Open Innovation Fund	Korea	Investment association	98.9	98.9
PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
Service Ace Co., Ltd.	Korea	Customer center management service	100.0	100.0

1.	Reporting Entity, Continued

(2) List of subsidiaries, Continued

			Ownership(%)
Subsidiary	Location	Primary business	June 30, 2012	December 31, 2011
Service Top Co., Ltd.	Korea	Customer center management service	100.0	100.0
Network O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
BNCP Co., Ltd.	Korea	Internet website services	100.0	100.0
Service-In Co., Ltd.	Korea	Database & on-line information service	100.0	100.0
SK Planet Co., Ltd.	Korea	Telecommunication service and new media business	100.0	100.0
SK Telecom China Holdings Co., Ltd.	China	Equity investment	100.0	100.0
SKY Property Mgmt. Ltd.	China	Real Estate Investment	60.0	60.0
Shenzhen E-eye High Tech Co., Ltd.	China	Manufacturing	65.5	65.5
SK China Real Estate Co., Ltd.	Hong Kong	Real Estate Investment	99.4	99.4
SKT Vietnam PTE. Ltd.	Singapore	Telecommunication service	73.3	73.3
SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
YTK Investment Ltd.	Cayman	Investment Association	100.0	100.0
Atlas Investment	Cayman	Investment Association	100.0	100.0
Technology Innovation Partners, LP	Cayman	Investment Association	100.0	100.0
SK Telecom China Fund I L.P.	Cayman	Investment Association	100.0	100.0

(*)	Name of the company has been changed from Benex Focus Limited Partnership II to Fitech Focus Limited Partnership II during the six-month period ended June 30, 2012.

In accordance with the accounting policy relating to the scope of consolidation, small-sized subsidiaries including IM Shopping Inc. were excluded from the list of subsidiaries as the effects on the financial statements are not material considering both individual and overall quantitative and qualitative effects, although the Group has ownership interests of more than 50% on those subsidiaries.

1.	Reporting Entity, Continued

(3) Financial information of subsidiaries

Financial information of subsidiaries as of and for the six-month period ended June 30, 2012 is as follows:

(In millions of won) Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Net income (loss)
SK Telink Co., Ltd.	￦	292,649	200,450	92,199	160,370	(96,405)
SK Communications Co., Ltd.		311,840	88,539	223,301	106,169	(10,294)
PAXNet Co., Ltd.		32,942	10,230	22,712	18,002	265
Loen Entertainment, Inc.		166,420	48,819	117,601	89,966	13,244
Stonebridge Cinema Fund		22,418	71	22,347	74	4,613
Commerce Planet Co., Ltd.		33,017	34,664	(1,647)	24,528	(64)
SK Broadband Co., Ltd.		2,964,546	1,581,629	1,382,917	1,159,918	11,195
Broadband D&M Co., Ltd.		12,723	7,964	4,759	24,579	352
Broadband Media Co., Ltd.		72,682	347,600	(274,918)	40,159	(8,075)
Broadband CS Co., Ltd.		6,518	18,185	(11,667)	36,574	154
K-net Culture and Contents Venture Fund		45,162	10	45,152	—	(389)
Fitech Focus Limited Partnership II(*1)		19,851	282	19,569	—	(1,975)
Open Innovation Fund		44,289	428	43,861	—	(423)
PS&Marketing Corporation		364,259	233,715	130,544	684,966	(14,358)
Service Ace Co., Ltd.		43,728	19,231	24,497	69,584	2,663
Service Top Co., Ltd.		37,658	18,915	18,743	64,645	5,024
Network O&S Co., Ltd.		49,127	27,103	22,024	100,243	3,337
BNCP Co., Ltd.		25,102	7,771	17,331	15,644	273
Service-In Co., Ltd.		3,438	939	2,499	5,387	11
SK Planet Co., Ltd.		1,598,876	321,812	1,277,064	494,501	23,237
SK Telecom China Holdings Co., Ltd.		35,029	883	34,146	11,963	(147)
SKY Property Mgmt. Ltd.(*2)		819,589	314,303	505,286	34,303	4,008
Shenzhen E-eye High Tech Co., Ltd.		21,937	2,747	19,190	4,326	20
SKT Vietnam PTE. Ltd.		41,648	9,675	31,973	—	(803)
SKT Americas, Inc.		34,313	510	33,803	6,244	(7,594)
YTK Investment Ltd.		51,241	—	51,241	—	—
Atlas Investment(*3)		51,116	425	50,691	—	(1,163)

(*1)	Name of the company has been changed from Benex Focus Limited Partnership II to Fitech Focus Limited Partnership II during the six-month period ended June 30, 2012.
(*2)	The financial information of Sky Property Mgmt. Ltd. includes the financial information of SK China Real Estate Co., Ltd., a subsidiary of Sky Property Mgmt. Ltd.
(*3)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

1.	Reporting Entity, Continued

(3) Financial information of subsidiaries, Continued

Financial information of subsidiaries as of and for the year ended December 31, 2011 is as follows:

(In millions of won) Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Net income (loss)
SK Telink Co., Ltd.	￦	420,829	228,687	192,142	419,131	35,269
SK Communications Co., Ltd.		319,948	84,282	235,666	260,573	(5,041)
PAXNet Co., Ltd.		33,949	11,461	22,488	33,004	(2,347)
Loen Entertainment, Inc.		157,104	48,386	108,718	167,273	21,398
Stonebridge Cinema Fund		18,506	196	18,310	21	1,069
Ntreev Soft Co., Ltd.		37,529	17,304	20,225	56,029	8,707
Commerce Planet Co., Ltd.		49,729	51,057	(1,328)	75,038	(556)
SK Broadband Co., Ltd.		3,318,699	1,945,825	1,372,874	2,285,845	19,272
Broadband D&M Co., Ltd.		11,872	7,399	4,473	46,433	(49)
Broadband Media Co., Ltd.		89,915	356,816	(266,901)	66,526	(32,214)
Broadband CS Co., Ltd.		6,948	18,744	(11,796)	74,104	63
K-net Culture and Contents Venture Fund		48,057	16	48,041	—	(113)
Fitech Focus Limited Partnership II(*1)		21,663	285	21,378	—	(10,358)
Open Innovation Fund		44,716	432	44,284	—	(427)
PS&Marketing Corporation		289,062	143,883	145,179	1,078,925	(31,820)
Service Ace Co., Ltd.		43,447	21,669	21,778	130,102	1,365
Service Top Co., Ltd.		37,165	23,255	13,910	123,366	1,829
Network O&S Co., Ltd.		80,249	61,555	18,694	199,653	5,646
BNCP Co., Ltd.		28,631	11,397	17,234	17,860	1,877
Service-In Co., Ltd.		3,247	759	2,488	6,225	(12)
SK Planet Co., Ltd.		1,677,730	423,903	1,253,827	279,466	11,014
SK Telecom China Holdings Co., Ltd.		36,810	2,442	34,368	26,944	(232)
SKY Property Mgmt. Ltd.(*2)		820,639	317,038	503,601	51,204	6,386
Shenzhen E-eye High Tech Co., Ltd.		23,569	3,744	19,825	14,703	2,007
SKT Vietnam PTE. Ltd.		42,539	9,769	32,770	5,519	205
SKT Americas, Inc.		42,681	1,280	41,401	18,468	(14,604)
YTK Investment Ltd.		51,218	—	51,218	—	—
Atlas Investment(*3)		50,643	530	50,113	—	(2,056)

(*1)	Name of the company has been changed from Benex Focus Limited Partnership II to Fitech Focus Limited Partnership II during the six-month period ended June 30, 2012.
(*2)	The financial information of Sky Property Mgmt. Ltd. includes the financial information of SK China Real Estate Co., Ltd., a subsidiary of Sky Property Mgmt. Ltd.
(*3)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

1.	Reporting Entity, Continued

(4) Changes in subsidiaries

There are no subsidiaries that were newly acquired during the six-month period ended June 30, 2012 and the list of subsidiary that is newly excluded during the same period is as follows:

Subsidiary	Reason
Ntreev Soft Co., Ltd.	The Parent Company sold its investment during the period.

The Parent Company sold 2,064,970 shares (ownership interest of 63.7%) of investment in the above subsidiary to NCsoft Corporation and recognized a gain on the disposal of ￦66,006 million during the six- month period ended June 30, 2012, which is included in losses related to investments in associates, net in the accompanying condensed consolidated statements of income.

2.	Basis of Preparation

(1) Statement of compliance

These condensed consolidated interim financial statements were prepared in accordance with K-IFRS No. 1034, ‘Interim Financial Reporting’ as part of the period covered by the Group’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as of and for the year ended December 31, 2011. These unaudited condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

(2) Use of estimates and judgments

The preparation of the unaudited condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2011.

(3) Common Control Transactions

SK Holdings Co, Ltd. (“the Ultimate Controlling Entity”) is the Ultimate Controlling Entity of the Parent Company because it has de facto control of the Parent Company. Accordingly, gains and losses from business acquisitions and dispositions involving entities that are under the control of the Ultimate Controlling Entity are accounted for as common control transactions within equity.

3.	Significant Accounting Policies

The accounting policies applied by the Group in these unaudited condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2011.

4.	Operating Segments

The Group’s operating segments are its business units, which generates separately identifiable revenue and costs, and its discrete financial information is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group’s reportable segments are: 1) cellular services, which include cellular voice service, wireless data service and wireless internet services, 2) fixed-line telecommunication services, which include telephone services, internet services, and leased line services and 3) other, which includes the Group’s Internet portal services and other operations, which do not meet the quantitative thresholds to be considered reportable segments.

(1) Segment information as of and for the six-month period ended June 30, 2012 is as follows:

(In millions of won)	Cellular services		Fixed-line Telecommunication Services	Other	Total segments	Consolidation Adjustments	Consolidated amount
Total sales	￦	7,005,933	1,421,600	811,107	9,238,640	(1,238,056)	8,000,584
Internal sales		554,199	321,679	362,178	1,238,056	(1,238,056)	—
External sales		6,451,734	1,099,921	448,929	8,000,584	—	8,000,584
Operating income		804,009	33,389	12,402	849,800	—	849,800
Net income (loss)		523,844	(117,359)	14,452	420,937	—	420,937
Total assets		22,763,618	3,347,834	3,339,487	29,450,939	(3,677,548)	25,773,391
Total liabilities		10,662,153	2,154,859	842,107	13,659,119	(386,372)	13,272,747

(2) Segment information as of and for the six-month period ended June 30, 2011 is as follows:

(In millions of won)	Cellular services		Fixed-line Telecommunication Services	Other	Total segments	Consolidation Adjustments	Consolidated amount
Total sales	￦	7,021,793	1,374,584	300,798	8,697,175	(754,729)	7,942,446
Internal sales		406,042	287,181	61,506	754,729	(754,729)	—
External sales		6,615,751	1,087,403	239,292	7,942,446	—	7,942,446
Operating income		1,229,513	51,743	20,057	1,301,313	—	1,301,313
Net income (loss)		1,006,092	(18,074)	14,687	1,002,705	—	1,002,705
Total assets		19,599,504	3,462,453	1,766,514	24,828,471	(2,216,156)	22,612,315
Total liabilities		7,538,926	2,171,214	549,858	10,259,998	(252,797)	10,007,201

4.	Operating Segments, Continued

The Group principally operates wireless and fixed-line business in its domestic market in Korea and the amounts outside of Korea are immaterial, therefore no entity-wide geographical information is presented.

5.	Restricted Deposits

Deposits which are restricted in use as of June 30, 2012 and December 31, 2011 are summarized as follows:

(In millions of won)	June 30, 2012		December 31, 2011
Short-term financial instruments(*1)	￦	233,143	232,462
Long-term financial instruments(*2)		7,589	7,589

	￦	240,732	240,051

(*1)	Short-term financial instruments include financial instruments restricted in use in relation to the various charitable contributions and payment guarantee for borrowings which are non-cancellable until maturity.
(*2)	Long-term financial instruments include charitable contributions which are non-cancellable until maturity.

6.	Trade and Other Receivables

(1) Details of trade and other receivables as of June 30, 2012 and December 31, 2011 are as follows:

	June 30, 2012
(In millions of won)	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable—trade	￦	2,061,497	(218,032)	1,843,465
Short-term loans		88,305	(1,881)	86,424
Accounts receivable—other		672,767	(60,547)	612,220
Accrued income		17,814	(142)	17,672
Others		448	—	448

		2,840,831	(280,602)	2,560,229
Non-current assets:
Long-term loans		115,634	(30,883)	84,751
Long-term accounts receivable—other		694	—	694
Guarantee deposits		239,322	—	239,322
Long-term accounts receivable—trade		13,435	—	13,435

		369,085	(30,883)	338,202

Total	￦	3,209,916	(311,485)	2,898,431

6.	Trade and Other Receivables, Continued

	December 31, 2011
(In millions of won)	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable—trade	￦	2,063,611	(240,441)	1,823,170
Short-term loans		102,693	(2,264)	100,429
Accounts receivable—other		953,821	(44,985)	908,836
Accrued income		21,989	(142)	21,847
Others		462	—	462

		3,142,576	(287,832)	2,854,744
Non-current assets:
Long-term loans		126,553	(30,988)	95,565
Long-term accounts receivable—other		5,393	—	5,393
Guarantee deposits		245,218	—	245,218
Long-term accounts receivable—trade		12,471	—	12,471

		389,635	(30,988)	358,647

Total	￦	3,532,211	(318,820)	3,213,391

(2)	The movement in allowance for doubtful accounts in respect of trade and other receivables during the six-month periods ended June 30, 2012 and 2011 was as follows:

	For the six-month period ended
(In millions of won)	June 30, 2012		June 30, 2011
Balance at January, 1	￦	318,820	327,382
Increase of bad debt		46,666	39,182
Reversal of allowance for doubtful accounts		(5,530)	(1,939)
Write-off		(66,347)	(39,514)
Others(*)		17,876	4,601

Balance at June, 30	￦	311,485	329,712

(*)	Others include collection of receivables written-off, net exchange difference and changes in consolidation scope.

6.	Trade and Other Receivables, Continued

(3)	Details of trade and other receivables, overdue but not impaired, and impaired accounts receivable as of June 30, 2012 and December 31, 2011 are as follows:

	June 30, 2012			December 31, 2011
(In millions of won)	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Accounts receivable	￦	1,537,872	836,378	1,417,574	1,287,607
Overdue but not impaired accounts receivable		59,619	2,779	34,030	32,144
Impaired accounts receivable		477,441	295,827	624,478	136,378

		2,074,932	1,134,984	2,076,082	1,456,129
Allowance for doubtful accounts		(218,032)	(93,453)	(240,441)	(78,379)

	￦	1,856,900	1,041,531	1,835,641	1,377,750

The Group establishes the allowance for doubtful accounts based on the likelihood of recoverability of accounts receivable based on the aging of accounts receivable at the end of the period, past customer default experience and their credit status, and economic and industrial factors.

(4)	The aging of overdue but not impaired accounts receivable as of June 30, 2012 and December 31, 2011 are as follows:

	June 30, 2012			December 31, 2011
(In millions of won)	Accounts receivable - trade		Accounts receivable - other	Accounts receivable - trade	Accounts receivable - other
Less than 1 month	￦	24,362	743	9,125	15,384
1 ~ 3 months		7,916	171	8,063	3,147
3 ~ 6 months		11,034	204	4,124	713
More than 6 months		16,307	1,661	12,718	12,900

	￦	59,619	2,779	34,030	32,144

7.	Inventories

Details of Inventories as of June 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	June 30, 2012				December 31, 2011
	Acquisition cost		Write-down of inventory	Carrying amount	Acquisition cost	Write-down of inventory	Carrying amount
Merchandise	￦	211,856	(3,552)	208,304	216,452	(4,551)	211,901
Finished goods		3,657	(684)	2,973	3,371	(547)	2,824
Work in process		101	—	101	286	—	286
Raw materials and supplies		15,109	(58)	15,051	4,630	(51)	4,579

Total	￦	230,723	(4,294)	226,429	224,739	(5,149)	219,590

8.	Investment Securities

(1)	Details of short-term investment securities as of June 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	June 30, 2012		December 31, 2011
Beneficiary certificates(*)	￦	45,792	91,539
Current portion of long-term investment securities		9,828	3,290

	￦	55,620	94,829

(*) The distributions arising from beneficiary certificates as of June 30, 2012 were accounted for as accrued income.

(2)	Details of long-term investment securities as of June 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	June 30, 2012		December 31, 2011
Equity securities:
Marketable equity securities	￦	1,052,372	1,100,847
Unlisted equity securities		74,998	97,397
Equity investments		225,128	281,877

		1,352,498	1,480,121
Debt securities:
Public bonds(*1)		421	413
Investment bonds(*2)		84,779	60,701

		85,200	61,114

Total		1,437,698	1,541,235
Less current portion of long-term investment securities		(9,828)	(3,290)

Long-term investment securities	￦	1,427,870	1,537,945

(*1)	Details of maturity for the public bonds as of June 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	June 30, 2012		December 31, 2011
Less than 1 year	￦	45	45
1 ~ 5 years		376	368

	￦	421	413

(*2)	The Group classified convertible bonds of NanoEnTek, Inc. (carrying amount as of June 30, 2012: ￦16,800 million), which were acquired during the year ended December 31, 2011, as financial assets at fair value through profit or loss. The difference between acquisition cost and fair value is accounted for as finance income (loss).

On February 2, 2012, SK Communications Co., Ltd, a subsidiary of the Parent Company, disposed ￦20,000 million of convertible securities issued by Etoos Co., Ltd. to Shinhan the 2nd Private Investment Company for ￦19,000 million. In relation to this transaction, the Group recognized a gain on the disposal of available-for-sale financial assets of W 2,812 million.

9.	Investments in Associates

(1)	Investments in associates accounted for using the equity method as of June 30, 2012 and December 31, 2011 are as follows:

	June 30, 2012					December 31, 2011
(In millions of won, except for share data)	Number of shares	Ownership (%)	Acquisition cost		Carrying amount	Carrying amount
SK Marketing & Company Co., Ltd.	5,000,000	50.0	￦	190,000	132,951	128,320
SK China Company Ltd.	720,000	22.5		49,529	47,569	48,488
SK USA, Inc.	49	49.0		3,184	4,858	4,534
Fitech Sector Limited Partnership IV (*1)	2,500	49.7		25,000	24,016	24,907
F&U Credit information Co., Ltd.	300,000	50.0		2,410	4,694	3,565
Korea IT Fund(*2)	190	63.3		190,000	227,047	230,980
JYP Entertainment Corporation	691,680	25.5		4,150	4,201	4,008
Konan Technology	78,550	29.5		13,456	3,910	4,760
Etoos Co., Ltd.(*3)	701,000	15.6		18,993	12,650	13,928
BMC Digital Culture Contents Fund	100	39.8		10,000	7,549	8,415
Wave City Development Co., Ltd. (*3)	382,000	19.1		1,967	—	1,124
IBKC-bmc Cultural Contents Fund	—	25.0		2,500	2,320	2,326
Hanhwa No.2 Daisy Entertainment Investment Fund	—	20.0		2,000	1,149	1,165
BMC Korea Movie Fund	135	46.6		13,500	14,700	13,926
HanaSK Card Co., Ltd.	57,647,058	49.0		400,000	395,119	396,553
Television Media Korea Ltd.(*4)	18,564,000	51.0		18,568	13,875	15,262
Candle Media Co., Ltd.	21,620,360	44.3		33,746	18,330	11,814
NanoEnTek, Inc.(*3)	1,807,130	9.3		11,000	9,695	10,470
UNISK(Beijing) Information Technology Co., Ltd.	49	49.0		3,475	6,394	5,886
PT. Melon Indonesia	4,900,000	49.0		6,492	4,821	5,326
Packet One Network	1,151,556	28.2		137,751	93,429	103,408
Mobile Money Venture, LLC	—	50.0		12,762	953	982
SK Technology Innovation Company	—	49.0		85,873	72,703	75,974
LightSquared Inc.(*3)	3,387,916	3.3		72,096	—	49,441
SK Industrial Development China Co., Ltd.	—	35.0		83,691	83,635	83,691
HappyNarae Co., Ltd.(*1)	680,000	42.0		12,250	12,327	12,250
SK Hynix Inc.(*5)	146,100,000	21.1		3,374,726	3,343,788	—
SK MENA Investment B.V.(*6)	—	32.1		14,485	14,692	—
SK Latin America Investment(*7)	—	32.1		14,243	14,243	—
TR Entertainment and others	—	—		204,538	143,058	123,102

			￦	5,012,385	4,714,676	1,384,605

9.	Investments in Associates, Continued

(*1)	Name of the company has been changed from Benex Sector Limited Partnership IV and MRO Korea Co., Ltd. to Fitech Sector Limited Partnership IV and HappyNarae Co., Ltd., respectively, during the six-month period ended June 30, 2012.
(*2)	Investment in Korea IT Fund was classified as investment in associates as the Group has less than 50% of voting rights under the contract, and therefore does not have control over Korea IT Fund under the agreement.
(*3)	The Group classified the investments in Etoos Co., Ltd., Wave City Development Co., Ltd., NanoEnTek, Inc., and LightSquared Inc., as investments in associates as the Group can exercise significant influence on these investees through participation of their board of directors even though the Group has less than 20% of equity interests in those investees.
(*4)	The Group classified the investments in Television Media Korea Ltd. as investments in associates as the entity is considered a joint venture.
(*5)	The Group acquired 146,100,000 shares (ownership interest of 21.1%) of SK Hynix Inc. through purchase of existing shares and subscription of new shares at February 14, 2012.
(*6)	The Group acquired 32.1% of ownership interest of SK MENA Investment B.V. during the six-month period ended June 30, 2012.
(*7)	The Group acquired 32.1% of ownership interest of SK Latin America Investment during the six-month period ended June 30, 2012.

(2)	The market price of investments in listed associates as of June 30, 2012 and December 31, 2011 are as follows:

(In millions of won, except for share and per share data)	June 30, 2012				December 31, 2011
	Market value per share		Number of shares	Market price	Market value per share	Number of shares	Market price
Candle Media Co., Ltd.	￦	1,225	21,620,360	26,485	1,435	11,010,280	15,800
NanoEnTek, Inc.		4,455	1,807,130	8,051	4,160	1,807,130	7,518
SK Hynix Inc.		23,850	146,100,000	3,484,485	—	—	—

9.	Investments in Associates, Continued

(3)	The condensed financial information of the investees as of and for the six-month periods ended June 30, 2012 and 2011 is as follows:

	As of and for the six-month period ended June 30, 2012
(In millions of won)	Total assets		Total liabilities	Total equity	Revenue	Net income (loss) for the period
SK Marketing & Company Co., Ltd.	￦	743,995	478,093	265,902	333,275	8,398
SK China Company Ltd.		229,358	11,067	218,291	32,349	(2,279)
SK USA, Inc.		21,436	11,521	9,915	6,697	(235)
Fitech Sector Limited Partnership IV(*1)		48,559	472	48,087	398	(498)
F&U Credit information Co., Ltd.		15,080	6,613	8,467	31,586	2,380
Korea IT Fund		360,444	—	360,444	—	1,969
JYP Entertainment Corporation		20,740	16,112	4,628	10,817	1,517
Konan Technology		12,598	3,634	8,964	3,200	(2,921)
Etoos Co., Ltd.		96,428	73,267	23,161	52,789	596
BMC Digital Culture Contents Fund		21,190	161	21,029	228	(94)
Wave City Development Co., Ltd.		123,588	132,150	(8,562)	—	(802)
IBKC-bmc Cultural Contents Fund		9,337	58	9,279	93	(26)
Hanhwa No.2 Daisy Entertainment Investment Fund		5,846	101	5,745	27	(81)
BMC Korea Movie Fund		31,725	147	31,578	1,957	1,663
HanaSK Card Co., Ltd.		10,241,729	9,525,885	715,844	512,668	(514)
Television Media Korea Ltd.		31,389	4,654	26,735	5,611	(2,700)
Candle Media Co., Ltd.		34,515	9,613	24,902	6,665	(3,185)
NanoEnTek, Inc.		46,895	19,432	27,463	6,387	(1,778)
UNISK(Beijing) Information Technology Co., Ltd.		24,183	11,218	12,965	10,000	1,085
PT. Melon Indonesia		10,912	1,073	9,839	585	(792)
Packet One Network		297,284	222,998	74,286	59,214	(24,863)
Mobile Money Venture, LLC		2,006	99	1,907	201	(57)
SK Technology Innovation Company		169,407	17,624	151,783	—	(5,098)
LightSquared Inc.		4,484,504	3,125,885	1,358,619	8,343	(162,631)
SK Industrial Development China Co., Ltd.		341,529	102,572	238,957	—	(4,453)
HappyNarae Co., Ltd.(*1)		29,634	20,451	9,183	56,951	184
SK Hynix Inc.(*2)		19,835,172	9,975,570	9,859,602	5,020,341	(324,530)
SK MENA Investment B.V.		45,235	2	45,233	—	27
SK Latin America Investment		44,437	—	44,437	—	—

(*1)	Name of the company has been changed from Benex Sector Limited Partnership IV and MRO Korea Co., Ltd. to Fitech Sector Limited Partnership IV and HappyNarae Co., Ltd., respectively, during the six-month period ended June 30, 2012.

9.	Investments in Associates, Continued

(*2)	Financial information of SK Hynix Inc. used when applying the equity method represents financial information after the acquisition date, February 14, 2012 and revenue and net loss for the period recognized from the acquisition date to June 30, 2012 are ￦4,068,430 million and ￦237,283 million, respectively.

	As of and for the year ended December 31, 2011
(In millions of won)	Total assets		Total liabilities	Total equity	Revenue	Net income (loss) for the period
SK Marketing & Company Co., Ltd.	￦	753,508	496,867	256,641	652,749	21,543
SK China Company, Ltd.		281,579	58,124	223,455	43,526	4,542
SK USA, Inc.		20,184	10,932	9,252	10,623	(2,133)
Fitech Sector Limited Partnership IV(*)		50,357	478	49,879	—	(1,717)
F&U Credit information Co., Ltd.		13,511	7,303	6,208	50,554	110
Korea IT Fund		364,706	—	364,706	—	10,502
JYP Entertainment Corporation		17,467	14,424	3,043	17,722	407
Konan Technology		15,507	3,622	11,885	11,790	651
Etoos Co., Ltd.		69,994	67,889	2,105	107,174	(743)
BMC Digital Culture Contents Fund		21,288	166	21,122	187	(621)
Wave City Development Co., Ltd.		129,768	123,882	5,886	431	(1,399)
IBKC-bmc Cultural Contents Fund		9,387	82	9,305	638	106
Hanhwa No.2 Daisy Entertainment Investment Fund		5,877	51	5,826	92	(1,518)
BMC Korea Movie Fund		30,068	153	29,915	4,690	1,019
HanaSK Card Co., Ltd.		9,810,720	9,094,326	716,394	849,719	25,593
Television Media Korea Ltd.		34,606	5,150	29,456	4,919	(6,481)
Candle Media Co., Ltd.		25,978	5,588	20,390	27,494	(5,650)
NanoEnTek, Inc.		52,649	20,379	32,270	13,088	(8,809)
UNISK(Beijing) Information Technology Co., Ltd.		20,401	8,388	12,013	16,028	1,202
PT. Melon Indonesia		12,112	1,242	10,870	803	(1,860)
Packet One Network		269,362	197,049	72,313	99,918	(72,307)
Mobile Money Venture, LLC		2,191	227	1,964	6,294	1,189
SK Technology Innovation Company		159,745	4,695	155,050	—	(11,556)
LightSquared Inc.		4,647,136	3,125,885	1,521,251	33,374	(669,558)
HappyNarae Co., Ltd.(*)		31,335	22,095	9,240	124,986	1,001

(*)	Name of the company has been changed from Benex Sector Limited Partnership IV and MRO Korea Co., Ltd. to Fitech Sector Limited Partnership IV and HappyNarae Co., Ltd., respectively, during the six-month period ended June 30, 2012.

9.	Investments in Associates, Continued

(4)	Details of changes in investments in associates accounted for using the equity method for the six-month periods ended June 30, 2012 and 2011 are as follows:

	For the six-month period ended June 30, 2012
(In millions of won)	Beginning balance		Acquisition	Disposal	Share of profits (losses)	Other comprehensive income	Impairment loss	Other increase (decrease)	Ending balance
SK Marketing & Company Co., Ltd.	￦	128,320	—	—	4,896	(265)	—	—	132,951
SK China Company, Ltd.		48,488	—	—	(716)	(203)	—	—	47,569
SK USA, Inc.		4,534	—	—	259	65	—	—	4,858
Fitech Sector Limited Partnership IV(*)		24,907	—	—	(239)	(652)	—	—	24,016
F&U Credit information Co., Ltd.		3,565	—	—	1,129	—	—	—	4,694
Korea IT Fund		230,980	—	—	(4,253)	320	—	—	227,047
JYP Entertainment Corporation		4,008	—	—	250	(57)	—	—	4,201
Konan Technology		4,760	—	—	(850)	—	—	—	3,910
Etoos Co., Ltd.		13,928	—	—	(1,278)	—	—	—	12,650
BMC Digital Culture Contents Fund		8,415	—	—	(866)	—	—	—	7,549
Wave City Development Co., Ltd.		1,124	—	—	(1,124)	—	—	—	—
IBKC-bmc Cultural Contents Fund		2,326	—	—	(6)	—	—	—	2,320
Hanhwa No.2 Daisy Entertainment Investment Fund		1,165	—	—	(16)	—	—	—	1,149
BMC Korea Movie Fund		13,926	—	—	774	—	—	—	14,700
HanaSK Card Co., Ltd.		396,553	—	—	(1,448)	14	—	—	395,119
Television Media Korea Ltd.		15,262	—	—	(1,387)	—	—	—	13,875
Candle Media Co., Ltd.		11,814	8,000	(588)	(1,070)	174	—	—	18,330
NanoEnTek, Inc.		10,470	—	—	(864)	89	—	—	9,695
UNISK(Beijing) Information Technology Co., Ltd.		5,886	—	—	747	(239)	—	—	6,394
PT. Melon Indonesia		5,326	—	—	(304)	(201)	—	—	4,821
Packet One Network		103,409	—	—	(9,999)	20	—	—	93,429
Mobile Money Venture, LLC		982	—	—	(18)	—	—	(11)	953
SK Technology Innovation Company		75,974	—	—	(3,246)	(25)	—	—	72,703
LightSquared Inc.		49,441	—	—	(10,571)	1,513	(40,383)	—	—
SK Industrial Development China Co., Ltd.		83,691	—	—	472	(528)	—	—	83,635
HappyNarae Co., Ltd.(*)		12,250	—	—	96	(19)	—	—	12,327
SK Hynix Inc.		—	3,374,725	—	(37,865)	6,928	—	—	3,343,788
SK MENA Investment B.V.		—	14,485	—	7	200	—	—	14,692
SK Latin America Investment		—	14,243	—	—	—	—	—	14,243
TR Entertainment and others		123,100	23,307	(1,850)	(3,141)	36	—	1,606	143,058

	￦	1,384,605	3,434,760	(2,438)	(70,632)	7,169	(40,383)	1,595	4,714,676

9.	Investments in Associates, Continued

(*)	Name of the company has been changed from Benex Sector Limited Partnership IV and MRO Korea Co., Ltd. to Fitech Sector Limited Partnership IV and HappyNarae Co., Ltd., respectively, during the six-month period ended June 30, 2012.

	For the six-month period ended June 30, 2011
(In millions of won)	Beginning balance		Acquisition	Disposal	Share of profits(losses)	Othe rcomprehensive income	Other increase (decrease)	Ending balance
SK Marketing & Company Co., Ltd.	￦	117,905	—	—	3,972	—	(462)	121,415
SK China Company, Ltd.		46,573	—	—	65	(2,531)	—	44,107
SK USA, Inc.		5,972	—	—	(343)	(292)	—	5,337
Fitech Sector Limited Partnership IV(*)		24,953	—	—	(878)	(214)	—	23,861
F&U Credit information Co., Ltd.		4,529	—	—	27	—	—	4,556
Korea IT Fund		226,633	—	—	5,455	1,144	—	233,232
JYP Entertainment Corporation		4,150	—	—	(88)	—	—	4,062
Konan Technology		4,410	—	—	(466)	—	—	3,944
Etoos Co., Ltd.		14,339	—	—	(122)	299	—	14,516
BMC Digital Culture Contents Fund		8,925	—	—	(346)	—	—	8,579
Wave City Development Co., Ltd.		1,392	—	—	(191)	—	—	1,201
IBKC-bmc Cultural Contents Fund		2,292	—	—	15	—	—	2,307
Hanhwa No.2 Daisy Entertainment Investment Fund		2,008	—	—	(547)	—	—	1,461
BMC Korea Movie Fund		13,977	—	—	(71)	—	—	13,906
HanaSK Card Co., Ltd.		386,417	—	—	(949)	115	—	385,583
BNCP Co., Ltd.		7,264	—	—	—	—	—	7,264
Television Media Korea Ltd.		18,568	—	—	(425)	—	—	18,143
Candle Media Co., Ltd.		19,313	—	—	—	320	291	19,924
NanoEnTek, Inc.		—	11,000	—	(133)	17	—	10,884
UNISK(Beijing) Information Technology Co., Ltd.		4,714	—	—	330	(185)	—	4,859
PT. Melon Indonesia		6,210	—	—	(289)	(65)	—	5,856
Packet One Network		116,160	—	—	(15,059)	(1,489)	—	99,612
Mobile Money Venture, LLC		3,206	—	—	(1,155)	—	(146)	1,905
SK Technology Innovation Company		25,052	—	—	(2,269)	(1,282)	—	21,501
Lightsquared Inc.		72,096	—	—	(7,903)	(2,864)	—	61,329
SK Wyverns Baseball Club Co., Ltd. and others		67,634	31,338	(2,320)	(733)	(2,374)	1,407	94,952

	￦	1,204,692	42,338	(2,320)	(22,103)	(9,401)	1,090	1,214,296

(*)	Name of the company has been changed from Benex Sector Limited Partnership IV to Fitech Sector Limited Partnership IV during the six-month period ended June 30, 2012.

9.	Investments in Associates, Continued

(5)	As the Group discontinued the application of the equity method due to the carrying amount of the Group’s share being reduced to zero, the unrecognized accumulated equity losses as of June 30, 2012 are as follows:

(In millions of won)	Unrealized loss		Unrealized change in equity
SK Wyverns Baseball Club Co., Ltd.	￦	1,099	—
ULand Company Limited		496	50
Cyworld Holdings Hong Kong and others		2,937	333

	￦	4,532	383

There is no unrealized change in equity which has not been recognized for the six-month period ended June 30, 2012.

10.	Property and Equipment

(1)	Property and equipment as of June 30, 2012 and December 31, 2011 are as follows:

	June 30, 2012					December 31, 2011
(In millions of won)	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount	Carrying amount
Land	￦	734,639	—	—	734,639	730,361
Buildings		1,518,900	(551,763)	—	967,137	989,078
Structures		594,260	(302,265)	—	291,995	301,115
Machinery		22,077,404	(16,424,616)	(109,926)	5,542,862	5,493,572
Other		1,626,978	(950,829)	(462)	675,687	711,461
Construction in progress		558,828	—	—	558,828	805,411

	￦	27,111,009	(18,229,472)	(110,388)	8,771,148	9,030,998

(2)	Changes in property and equipment for the six-month periods ended June 30, 2012 and 2011 are as follows:

	For the six-month period ended June 30, 2012
(In millions of won)	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment(*)	Change of consolidation scope	Ending balance
Land	￦	730,361	2	(956)	5,232	—	—	—	734,639
Buildings		989,078	340	(1,178)	5,455	(26,558)	—	—	967,137
Structures		301,115	2,808	(4)	5,615	(17,539)	—	—	291,995
Machinery		5,493,572	112,916	(3,638)	904,156	(856,145)	(107,999)	—	5,542,862
Other		711,461	743,763	(1,422)	(714,884)	(61,228)	(448)	(1,555)	675,687
Construction in progress		805,411	353,580	(811)	(595,113)	—	(4,239)	—	558,828

	￦	9,030,998	1,213,409	(8,009)	(389,539)	(961,470)	(112,686)	(1,555)	8,771,148

10.	Property and Equipment, Continued

(*)	The Group recognized ￦ 108,899 million of impairment loss on property and equipment in relation to the discontinuance of the Digital Multimedia Broadcasting service and included the amount in profit (loss) from discontinued operation.

	For the six-month period ended June 30, 2011
(In millions of won)	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	￦	707,970	2,109	(1,947)	(2,304)	—	705,828
Buildings		1,018,508	14,829	(5,941)	1,852	(26,609)	1,002,639
Structures		242,125	6,774	(4)	1,099	(15,805)	234,189
Machinery		5,167,143	86,188	(4,662)	660,340	(849,343)	5,059,666
Other		570,187	623,915	(1,523)	(452,137)	(49,485)	690,957
Construction in progress		447,480	658,870	(4,923)	(253,170)	—	848,257

	￦	8,153,413	1,392,685	(19,000)	(44,320)	(941,242)	8,541,536

11.	Investment Property

(1)	Investment property as of June 30, 2012 and December 31, 2011 are as follows:

	June 30, 2012				December 31, 2011
(In millions of won)	Acquisition cost		Accumulated depreciation	Carrying amount	Carrying amount
Land	￦	23,182	—	23,182	23,153
Buildings		293,344	(51,825)	241,519	247,933

	￦	316,526	(51,825)	264,701	271,086

(2)	Changes in investment property for the six-month periods ended June 30, 2012 and 2011 are as follows:

	For the six-month period ended June 30, 2012
(In millions of won)	Beginning balance		Transfer	Depreciation	Ending balance
Land	￦	23,153	29	—	23,182
Buildings		247,933	(2,627)	(3,787)	241,519

	￦	271,086	(2,598)	(3,787)	264,701

	For the six-month period ended June 30, 2011
(In millions of won)	Beginning balance		Acquisition	Transfer	Depreciation	Ending balance
Land	￦	29,179	—	2,305	—	31,484
Buildings		168,128	61,240	(4,834)	(3,002)	221,532

	￦	197,307	61,240	(2,529)	(3,002)	253,016

11.	Investment Property, Continued

(3)	Details of fair value of investment property as of June 30, 2012 and December 31, 2011 are as follows:

	June 30, 2012			December 31, 2011
(In millions of won)	Carrying amount		Fair value	Carrying amount	Fair value
Land	￦	23,182	40,590	23,153	40,540
Buildings		241,519	265,737	247,933	272,794

	￦	264,701	306,327	271,086	313,334

The fair value of investment property was appraised on the basis of market price by an independent appraisal company.

12.	Goodwill

(1)	Goodwill as of June 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	June 30, 2012		December 31, 2011
Goodwill related to acquisition of Shinsegi Telecom, Inc.	￦	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		358,443	358,443
Other goodwill		75,572	85,254

	￦	1,740,251	1,749,933

(2)	Details of changes in goodwill for the six-month periods ended June 30, 2012 and 2011 are as follows:

	For the six-month period ended
(In millions of won)	June 30, 2012		June 30, 2011
Beginning balance	￦	1,749,933	1,736,649
Goodwill increase (decrease) due to acquisition (disposal)		(9,685)	18,389
Other increase (decrease)(*)		3	(177)

	￦	1,740,251	1,754,861

(*) Other increase (decrease) represents effects of exchange rate change in relation to the foreign subsidiaries.

13.	Intangible Assets

(1)	Intangible assets as of June 30, 2012 and December 31, 2011 are as follows:

	June 30, 2012					December 31, 2011
(In millions of won)	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount	Carrying amount
Frequency use rights	￦	2,837,385	(1,014,304)	(2,907)	1,820,174	1,889,102
Land use rights		40,725	(22,514)	—	18,211	19,327
Industrial rights		89,048	(27,782)	(6)	61,260	59,473
Development costs		179,087	(154,630)	(6,526)	17,931	20,961
Facility usage rights		139,027	(73,241)	—	65,786	69,491
Customer relations		99,217	(4,009)	—	95,208	141,819
Memberships(*1)		116,485	—	—	116,485	117,711
Other(*2)		2,302,776	(1,650,311)	(13,496)	638,969	677,919

	￦	5,803,750	(2,946,791)	(22,935)	2,834,024	2,995,803

(*1)	Memberships are classified as intangible assets with indefinite useful life and are not amortized.
(*2)	Other intangible assets consist of computer software and usage rights to a research facility which the Group built and donated to a university which in turn the Group is given rights-to-use for a definite number of years.

(2)	Details of changes in intangible assets for the six-month periods ended June 30, 2012 and 2011 are as follows:

	For the six-month period ended June 30, 2012
(In millions of won)	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment (*)	Change of consolidation scope	Ending balance
Frequency use rights	￦	1,889,102	16,659	—	—	(82,680)	(2,907)	—	1,820,174
Land use rights		19,327	2,382	(80)	—	(3,418)	—	—	18,211
Industrial rights		59,473	3,659	—	477	(2,295)	(6)	(48)	61,260
Development costs		20,961	755	—	—	(3,785)	—	—	17,931
Facility usage rights		69,491	385	(41)	13	(4,062)	—	—	65,786
Customer relations		141,819	145	—	—	(46,756)	—	—	95,208
Memberships		117,711	2,500	(2,942)	—	—	—	(784)	116,485
Other		677,919	31,747	(2,570)	84,455	(141,613)	(9,260)	(1,709)	638,969

	￦	2,995,803	58,232	(5,633)	84,945	(284,609)	(12,173)	(2,541)	2,834,024

(*)	The Group recognized ￦12,101 million of impairment loss on intangible assets in relation to the frequency use rights of the discontinuance of Digital Multimedia Broadcasting service and included the amount in profit (loss) from discontinued operation.

13.	Intangible Assets, Continued

	For the six-month period ended June 30, 2011
(In millions of won)	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Ending balance
Frequency use rights	￦	709,043	—	—	(469)	(66,421)	—	642,153
Land use rights		17,551	2,774	(98)	—	(2,718)	—	17,509
Industrial rights		60,740	859	—	323	(1,847)	—	60,075
Development costs		26,470	1,348	(511)	—	(4,464)	(459)	22,384
Facility usage rights		73,760	248	(69)	31	(3,942)	(777)	69,251
Customer relations		226,940	87	—	—	(46,148)	—	180,879
Memberships		111,736	5,927	(2,422)	—	—	—	115,241
Other		658,716	27,075	(35)	72,426	(169,966)	(323)	587,893

	￦	1,884,956	38,318	(3,135)	72,311	(295,506)	(1,559)	1,695,385

(3)	The carrying amount and residual useful lives of major intangible assets as of June 30, 2012 are as follows:

(In millions of won)	Amount		Description	Residual useful lives
W-CDMA license	￦	437,800	Frequency use rights relating to W-CDMA service	(*1)
W-CDMA license		73,399	Frequency use rights relating to W-CDMA service	(*2)
800MHz license		364,896	Frequency use rights relating to CDMA and LTE service	(*3)
1.8GHz license		928,203	Frequency use rights relating to LTE service	(*4)
WiBro license		—	WiBro service	(*5)
WiBro license		15,876	WiBro service	(*6)
Customer relationships related to acquisition of SK Broadband Co., Ltd.		88,065	Customer relationships	1 year and 3 months

(*1)	The Group purchased the W-CDMA license from Korea Communication Commission (“KCC”) on December 4, 2001. Amortization of the W-CDMA license commenced once the Group began its commercial W-CDMA services on December 29, 2003, under a straight-line basis over the remaining useful life of the license. The W-COMA license will expire in December 2016.

13.	Intangible Assets, Continued

(*2)	The Group purchased the additional W-CDMA license from KCC in May 2010. Amortization of the additional W-CDMA license commenced once the Group started its related commercial W-CDMA services on October 7, 2010, under a straight-line basis over the remaining useful life of the W-CDMA license. The additional W-COMA license will expire in December 2016.
(*3)	The Group purchased 800MHz license from KCC in June 2011. Amortization of the 800MHz license commenced once the Group started its related commercial CDMA and LTE services on July 1, 2011, under a straight-line basis over the remaining useful life of the 800MHz license. The 800MHz license will expire in June 2021.
(*4)	The Group purchased 1.8GHz license from KCC in December 2011. Amortization of the 1.8GHz license will be commenced when the Group starts its related commercial LTE services in July 2012, under a straight-line basis over the remaining useful life of the 1.8GHz license. The 1.8GHz license will expire in December 2021.
(*5)	The WiBro license was used for seven years from the purchase date when the Group started its commercial WiBro services on March 30, 2005. The amortization is completed during the six-month period ended June 30, 2012 as the useful life matures.
(*6)	The Group additionally purchased WiBro license in March 2012. Amortization of this WiBro license commenced when the Group started its commercial WiBro services on March 30, 2012, under a straight line basis over the remaining useful life. This WiBro license will expire in March 2019.

14.	Borrowings and Debentures

(1)	Short-term borrowings as of June 30, 2012 and December 31, 2011 are as follows:

(In millions of won and thousands of U.S. dollars)	Lender	Annual interest rate (%)	June 30, 2012		December 31, 2011
Commercial Paper	—	3.43~3.85	￦	400,000	200,000
Short-term borrowings (Korean won)	Kookmin Bank, etc.	4.47~6.65		346,965	394,033
Short-term borrowings (Foreign currency)	SK China Company, Ltd.	—		37,499 (USD 32,500)	106,680 (USD 92,500)

			￦	784,464	700,713

14.	Borrowings and Debentures, Continued

(2)	Long-term borrowings as of June 30, 2012 and December 31, 2011 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Chinese yuan and thousands of Hong Kong dollars)

Lender	Annual interest rate (%)	Maturity	June 30, 2012		December 31, 2011
Bank of Communications (*1,2)	6M Libor + 0.29	Oct. 10, 2013	￦	34,614 (USD 30,000)	34,599 (USD 30,000)
Bank of China(*1)	6M Libor + 0.29	Oct. 10, 2013		23,076 (USD 20,000)	23,066 (USD 20,000)
DBS Bank(*1)	6M Libor + 0.29	Oct. 10, 2013		28,845 (USD 25,000)	28,833 (USD 25,000)
SMBC(*1)	6M Libor + 0.29	Oct. 10, 2013		28,845 (USD 25,000)	28,833 (USD 25,000)
China Merchants Bank	5.35	Jan. 27, 2018		65,672 (CNY 360,000)	65,893 (CNY 360,000)
Korea Exchange Bank	5.18	Jan. 28, 2015		30,100 (CNY 170,000)	31,116 (CNY 170,000)
Hana Bank HK(*3)	3M Libor + 3.2	Mar. 3, 2014		86,535 (USD 75,000)	86,498 (USD 75,000)
SCB Bank HK(*3)	3M Libor + 3.3	Nov. 3, 2014		34,614 (USD 30,000)	—
SCB Bank HK(*3)	3M Libor + 3.3	Nov. 3, 2014		34,773 (HKD 234,000)	—
Kookmin Bank and 13 others	4.48	Feb. 14, 2015		2,000,000	—
Kookmin Bank	3.55	Jun. 15, 2012		—	1,977
Korea Development Bank	3.55	Jun. 17, 2013		3,526	5,288
Korea Development Bank	3.55	Jun. 16, 2014		6,590	8,237
Shinhan Bank	3.55	Jun. 15, 2015		10,273	10,273
Kookmin Bank	3.55	Jun. 15, 2016		9,749	9,749
Kookmin Bank	3.55	Mar. 15, 2017		5,996	—

Sub-total				2,403,207	334,362
Less present value discount on long-term borrowings				(11,637)	—

				2,391,570	334,362
Less current portion of long-term borrowings				(10,245)	(10,510)

Long-term borrowings			￦	2,381,325	323,852

(*1)	As of June 30, 2012, 6M Libor rate is 0.73%.
(*2)	As of June 30, 2012, the Group’s lender is Bank of Communications as Credit Agricole transferred the loans to Bank of Communications during the six-month period ended June 30, 2012.
(*3)	As of June 30, 2012, 3M Libor rate is 0.46%.

14.	Borrowings and Debentures, Continued

(3)	Debentures as of June 30, 2012 and December 31, 2011 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Japanese Yen, and thousands of Singapore dollars)

	Purpose	Maturity	Annual interest rate (%)	June 30, 2012		December 31, 2011
Unsecured private bonds	Refinancing fund	2016	5.00	￦	200,000	200,000
Unsecured private bonds		2013	4.00		200,000	200,000
Unsecured private bonds		2014	5.00		200,000	200,000
Unsecured private bonds(*1)		2012	3M Euro Yen Libor + 0.55		181,724 (JPY 12,500,000)	185,645 (JPY 12,500,000)
Unsecured private bonds	Other fund	2015	5.00		200,000	200,000
Unsecured private bonds		2018	5.00		200,000	200,000
Unsecured private bonds		2013	6.92		250,000	250,000
Unsecured private bonds		2016	5.54		40,000	40,000
Unsecured private bonds		2012	3M Euro Yen Libor + 2.50		—	44,555 (JPY 3,000,000)
Unsecured private bonds		2016	5.92		230,000	230,000
Unsecured private bonds		2012	3M Euro Yen Tibor + 2.50		—	74,258 (JPY 5,000,000)
Unsecured private bonds	Operating fund	2016	3.95		110,000	110,000
Unsecured private bonds		2021	4.22		190,000	190,000
Unsecured private bonds(*2)		2014	4.86		50,000	50,000
Unsecured private bonds(*2)		2015	4.62		50,000	50,000
Unsecured private bonds(*3)		2013	3.99		150,000	150,000
Unsecured private bonds(*3)		2014	4.53		290,000	290,000
Unsecured private bonds(*3)		2014	4.40		100,000	100,000
Unsecured private bonds(*3)		2015	4.09		110,000	—
Unsecured private bonds(*3)		2015	4.14		110,000	—
Unsecured private bonds(*3)		2017	4.28		100,000	—
Foreign global bonds		2027	6.63		461,520 (USD 400,000)	461,320 (USD 400,000)
Foreign global bonds		2012	7.00		—	576,650 (USD 500,000)
Exchangeable bonds(*6,7)	Refinancing fund	2014	1.75		392,112 (USD 332,528)	397,886 (USD 332,528)
Floating rate notes(*4)	Operating fund	2012	3M Libor + 3.15		—	253,726 (USD 220,000)
Floating rate notes(*4)		2014	3M Libor + 1.60		288,450 (USD 250,000)	288,325 (USD 250,000)
Floating rate notes(*5)		2014	SOR rate + 1.20		58,534 (SGD 65,000)	57,618 (SGD 65,000)
Swiss unsecured private bonds		2017	1.75		358,434 (CHF 300,000)	—

Sub-total					4,520,774	4,799,983
Less discounts on bonds					(37,930)	(39,095)

					4,482,844	4,760,888
Less current portion of bonds payable					(181,676)	(1,531,879)

				￦	4,301,168	3,229,009

14.	Borrowings and Debentures, Continued

(*1)	As of June 30, 2012, 3M Euro Yen Libor rate is 0.19%.
(*2)	Unsecured private bonds were issued by SK Telink Co., Ltd., a subsidiary of the Parent Company.
(*3)	According to covenant provision of the related borrowings, SK Broadband Co., Ltd., a subsidiary of the Parent Company, is required to maintain its debt to equity ratio lower than 10 to 1 and cannot dispose of its property and equipment more than twenty times of equity or ￦10 trillion in any given fiscal year.
(*4)	As of June 30, 2012, 3M Libor rate is 0.46%.
(*5)	As of June 30, 2012, SOR rate is 0.38%.
(*6)	As of June 30, 2012, exchangeable bonds are classified as financial liabilities at fair value through profit or loss. As of December 31, 2011, the exchangeable bonds were classified as current as the bond holders would be eligible to redeem their notes at 100% of the principal amount on April 7, 2012. However, as of June 30, 2012, the exchangeable bonds are reclassified as non-current liabilities as the bond holders have not exercised and have lost their early redemption right.
(*7)	On April 7, 2009, the Group issued exchangeable bonds with a maturity of five years in the principal amount of USD 332,528,000 for USD 326,397,463 with a coupon rate of 1.75%. As of June 30, 2012, fair value of the exchangeable bonds is USD 352,978,472. The exchange price could be adjusted and the exchange price is ￦199,280 with the exchange rate of ￦ 1,383.40 per USD 1.

The Group may redeem the principal amount after 3 years from the issuance date if the market price exceeds 130% of the exchange price during a predetermined period. On the other hand, the bond holders may redeem their notes at 100% of the principal amount on April 7, 2012 (3 years from the issuance date). The exchange right may be exercised during the period from May 18, 2009 to March 24, 2014 and the number of common shares that can be exchanged as of June 30, 2012 is 2,308,406 shares.

Exchange of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Group’s voting stock. If such 49% ownership limitation is violated due to the exercise of exchange rights, the Group will pay the bond holder a cash settlement which will be determined at the average price of one day after a holder exercises its exchange right or the weighted average price for the following five or twenty business days. Unless either previously redeemed or exchanged, the notes are redeemable at 100% of the principal amount at maturity.

In accordance with a resolution of the Board of Directors on February 9, 2012, the exchange price has changed from ￦ 209,853 to ￦199,280 and the number of common shares that can be exchanged was changed from 2,192,102 shares to 2,308,406 shares due to the payment of periodic dividends. During the six-month period ended June 30, 2012, no exchange was made.

14.	Borrowings and Debentures, Continued

(4)	Details of issuance or repayments of borrowings and debentures for the six-month period ended June 30, 2012 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Japanese Yen, and thousands of Hong Kong dollars)

	Lender	Annual interest rate (%)	Maturity	Coupon value			Carrying amount
January 1, 2012				￦	5,835,058		5,795,962
Issues:
Short-term borrowings	Kookmin Bank and other	3.43 ~6.50	—		895,404		895,404
Long-term borrowings	Kookmin Bank and other	4.48	2015		2,000,000		2,000,000
	Kookmin Bank	3.55	2017		5,996		5,996
	SCB Bank HK	3M Libor + 3.3	2014		34,134	(USD 30,000)	34,134 (USD 30,000)
	SCB Bank HK	3M Libor + 3.3	2014		34,291	(HKD 234,000)	34,291 (HKD 234,000)
Debentures		4.09	2015		110,000		109,581
		4.14	2015		110,000		109,576
		4.28	2017		100,000		99,605
		1.75	2017		363,552	(CHF 300,000)	363,552 (CHF 300,000)
Fees, etc.	—	—	—		—		(15,200)
Repayments:
Short-term borrowings(*1)	Hana Bank and other	4.57~8.03	—		(810,965)		(810,965)
Long-term borrowings	Korea Development Bank and other	3.55	—		(5,387)		(5,387)
Unsecured private bonds		3M Euro Yen Libor + 2.50	2012		(44,555	)(JPY 3,000,000)	(44,555 (JPY 3,000,000	) )
Unsecured private bonds		3M Euro Yen Tibor + 2.50	2012		(74,258	)(JPY 5,000,000)	(74,258 (JPY 5,000,000	) )
Foreign global bond		7.00	2012		(576,650	)(USD 500,000)	(576,650 (USD 500,000	) )
Floating rate notes		3M Libor + 3.15	2012		(253,726	)(USD 220,000)	(253,726 (USD 220,000	) )
Other:
Foreign translation gain (loss) and others(*2)		—	—		(14,449)		(8,482)

June 30, 2012				￦	7,708,445		7,658,878

(*1)	For the six-month period ended June 30, 2012, the Group early redeemed the short-term borrowings amounting to ￦ 500,000 million while the contractual maturity is February 14, 2013.
(*2)	Foreign translation gain (loss) and others represent changes from foreign translation gain (loss) of foreign currency borrowings and debentures and amortization of bond discount.

15.	Long-term Payables—other

(1)	Long-term payables as of June 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	June 30, 2012		December 31, 2011
Payables related to acquisition of W-CDMA licenses	￦	702,780	840,974
Other(*)		7,951	6,522

Total	￦	710,731	847,496

(*)	Other consists of vested compensation claims of employees who have rendered long-term service.

(2)	As of June 30, 2012 and December 31, 2011, long-term payables consist of payables related to acquisition of W-CDMA licenses for 2.1GHz, 800MHZ, 1.8GHz and 2.3GHz frequency and other details are as follows:

(In millions of won)	2.1GHz		800MHz	1.8GHz	2.3GHz	Total
Period of repayment		2012~2014	2013~2015	2012~2021	2014~2016
Coupon rate(*1)		3.58%	3.51%	3.00%	3.00%
Annual effective interest rate(*2)		5.89%	5.69%	5.25%	5.80%
Nominal value	￦	52,600	208,250	746,250	8,650	1,015,750
Present value discount on long-term payments—other		(3,237)	(11,060)	(66,797)	(641)	(81,735)

Present value of long-term payables—other at the time of acquisition		49,363	197,190	679,453	8,009	934,015
Nominal value		52,600	208,250	746,250	—	1,007,100
Present value discount on long-term payables—other		(3,237)	(11,060)	(66,797)	—	(81,094)
Current portion of long-term payables—other		(17,533)	—	(74,625)	—	(92,158)
Accumulated amortization of present value discount at December 31, 2011		2,065	1,925	3,136	—	7,126
Carrying amount as of December 31, 2011		33,895	199,115	607,964	—	840,974
Increase		—	—	—	8,650	8,650
Present value discount on long-term payables—other		—	—	—	(641)	(641)
Amortization of present value discount on long-term payables—other		301	1,233	1,770	52	3,356
Less current portion of long-term payables—other		(16,998)	(66,481)	(66,080)	—	(149,559)

Carrying amount at June 30, 2012	￦	17,198	133,867	543,654	8,061	702,780

15.	Long-term Payables—other, Continued

(*1)	The Group applied an annual interest rate equal to the previous year average lending rate of public funds financing account less 1%.
(*2)	The Group estimated the discount rate based on its credit ratings and corporate bond yield rate as there is no market interest rate available for long-term account payables-other.

(3)	The repayment schedule of long-term payables—other as of June 30, 2012 is as follows:

(In millions of won)	Amount
2013	￦	161,575
2014		164,458
2015		146,925
2016 and thereafter		450,633

	￦	923,591

16.	Provisions

Change in provisions for the six-month periods ended June 30, 2012 and 2011 are as follows:

	For the six-month period ended June 30, 2012					As of June 30, 2012
(In millions of won)	Beginning balance		Increase	Utilization	Ending balance	Current	Non-current
Provision for handset subsidy	￦	762,238	262,346	(374,143)	650,441	568,298	82,143
Provision for point programs		639	—	(213)	426	—	426
Provision for restoration		36,378	8,998	(360)	45,016	5,176	39,840
Provision for warranty		154	—	(39)	115	—	115
Provision for sales return		81	18	(30)	69	69	—
Other provisions		69	—	(69)	—	—	—

	￦	799,559	271,362	(374,854)	696,067	573,543	122,524

	For the six-month period ended June 30, 2011					As of June 30, 2011
(In millions of won)	Beginning balance		Increase	Utilization	Ending balance	Current	Non-current
Provision for handset subsidy	￦	732,042	470,235	(427,513)	774,764	657,820	116,944
Provision for point programs		87	—	—	87	—	87
Provision for restoration		32,522	2,120	—	34,642	375	34,267
Provision for warranty		140	—	(15)	125	—	125
Provision for sales return		48	42	(32)	58	58	—
Other provisions		11	32	(11)	32	32	—

	￦	764,850	472,429	(427,571)	809,708	658,285	151,423

16.	Provisions, Continued

The Group has provided a handset subsidy for the subscribers who purchase handsets on an installment basis and recognized a provision for handset subsidy in accordance with the payment duration as of period end.

17.	Finance Lease Liabilities

(1)	The Group has leased certain telecommunication equipment under the finance lease agreement with Cisco Systems Capital Korea Ltd. Finance lease liabilities as of June 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	June 30, 2012		December 31, 2011
Finance Lease Liabilities
Current portion of long-term finance lease liabilities	￦	25,302	31,308
Long-term finance lease liabilities		31,765	41,940

	￦	57,067	73,248

(2)	The Group’s related interest and principal as of June 30, 2012 and December 31, 2011 are as follows:

	June 30, 2012				December 31, 2011
(In millions of won)	Minimum lease payment		Present value		Minimum lease payment	Present value
Less than 1 year	￦	27,379		25,302	34,198	31,308
1~5 years		33,100		31,765	44,119	41,940

Subtotal		60,479		57,067	78,317	73,248

Current portion of long-term finance lease liabilities				(25,302)		(31,308)

Long-term finance lease liabilities			￦	31,765		41,940

18.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of June 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	June 30, 2012		December 31, 2011
Present value of defined benefit obligations	￦	206,718	188,120
Fair value of plan assets		(104,396)	(102,179)

	￦	102,322	85,941

(2)	Principal actuarial assumptions as of June 30, 2012 and December 31, 2011 are as follows:

	June 30, 2012	December 31, 2011
Discount rate for defined benefit obligations	3.95%~6.15%	4.11%~6.15%
Inflation rate	3.00%	3.00%
Expected rate of return on plan assets	3.50%~7.00%	2.00%~8.11%
Expected rate of salary increase	2.00%~6.98%	3.50%~5.10%

18.	Defined Benefit Liabilities, Continued

Discount rate for defined benefit obligation is determined based on the Group’s credit ratings and yield rate of corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of return on plan assets represent weighted average rate of market value of the individual assets on the plan. Expected rate of return on plan assets is determined based on the historical yield rate and current market conditions. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio in accordance with salary agreement. Inflation rate is determined based on inflation data declared by Bank of Korea.

(3)	Changes in defined benefit obligations for the six-month periods ended June 30, 2012 and 2011 are as follows:

	For the six-month period ended
(In millions of won)	June 30, 2012		June 30, 2011
Beginning balance	￦	188,120	160,363
Current service cost		37,169	31,559
Interest cost		4,101	4,383
Actuarial gain or loss		7,160	7,875
Benefit paid		(27,410)	(21,465)
Others(*)		(2,422)	42

Ending balance	￦	206,718	182,757

(*)	Others include effects of changes in consolidation scope of (-) W 4,185 million in relation to the disposal of Ntreev Soft Co., Ltd. and transfer to construction in progress during the six-month period ended June 30, 2012

(4)	Changes in plan assets for the six-month periods ended June 30, 2012 and 2011 are as follows:

	For the six-month period ended
(In millions of won)	June 30, 2012		June 30, 2011
Beginning balance	￦	102,179	92,493
Expected return on plan assets		1,864	2,071
Actuarial gain or loss		620	(681)
Contributions by employer directly to plan assets		3,988	—
Benefit paid		(4,177)	(7,685)
Others		(78)	30

Ending balance	￦	104,396	86,228

(5)	Expenses recognized in profit and loss for the six-month periods ended June 30, 2012 and 2011 are as follows:

	For the six-month period ended
(In millions of won)	June 30, 2012		June 30, 2011
Current service cost	￦	37,169	31,559
Interest cost		4,101	4,383
Expected return on plan assets		(1,864)	(2,071)

	￦	39,406	33,871

18.	Defined Benefit Liabilities, Continued

(6)	Details of plan assets as of June 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	June 30, 2012		December 31, 2011
Equity instruments	￦	314	—
Debt instruments		25,086	12,455
Short-term financial instruments, etc.		78,996	89,724

	￦	104,396	102,179

Actual return on plan assets for the six-month periods ended June 30, 2012 and 2011 amounted to ￦2,484 million and ￦ 1,390 million, respectively.

19.	Derivative Instruments

(1)	Currency swap contracts under cash flow hedge accounting

The Group has entered into a floating-to-fixed cross currency swap contract with Credit Agricole Corporate & Investment Bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings with face amounts totaling USD 100,000,000 borrowed on October 10, 2006. As of June 30, 2012, in connection with unsettled cross currency interest rate swap contracts to which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ￦3,082 million (net of tax effect totaling ￦484 million and foreign currency translation loss arising from U.S. dollar denominated long-term borrowings totaling ￦20,580 million) is accounted for as accumulated other comprehensive loss.

In addition, the Group has entered into a floating-to-fixed cross currency swap contract with HSBC and SMBC Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed Japanese yen denominated bonds with face amounts totaling JPY 12,500,000,000 issued on November 13, 2007. As of June 30, 2012, in connection with unsettled cross currency interest rate swap contracts to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ￦3,223 million (net of tax effect totaling ￦699 million and foreign currency translation loss arising from unguaranteed Japanese yen denominated bonds totaling ￦77,663 million) is accounted for as accumulated other comprehensive income.

In addition, the Group has entered into a fixed-to-fixed cross currency swap contract with Morgan Stanley and five other banks to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling USD 400,000,000 at annual fixed interest rate of 6.63% issued on July 20, 2007. As of June 30, 2012, in connection with unsettled foreign currency swap contract to which cash flow hedge accounting is applied since May 12 2010, an accumulated loss on valuation of derivatives amounting to ￦21,609 million (net of tax effect totaling ￦6,899 million and foreign currency translation loss arising from unguaranteed U.S. dollar denominated bonds totaling ￦3,933 million) is accounted for as accumulated other comprehensive loss. In connection with the currency swap contract, gain on valuation of currency swap which was incurred before application of hedge accounting, amounting to ￦129,806 million was recognized in profit or loss.

In addition, the Group has entered into a floating-to-fixed cross currency swap contract with DBS Bank and Citi Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed U.S. dollar denominated bonds with face amounts USD 250,000,000 issued on December 15, 2011. As of June 30, 2012, in connection with unsettled cross currency interest rate swap contract, an accumulated gain on valuation of derivatives amounting to ￦6,321 million (net of tax effect totaling ￦2,018 million and foreign currency translation gain arising from unguaranteed U.S. dollar denominated bonds totaling ￦1,160 million) is accounted for as other comprehensive income.

In addition, the Group has entered into a floating-to-fixed cross currency swap contract with United Overseas Bank to hedge the foreign currency risk and the interest rate risk of its Singapore dollar denominated bonds with face amounts totaling SGD 65,000,000 issued on December 15, 2011. As of June 30, 2012, in connection with unsettled cross currency interest rate swap contract, an accumulated loss on valuation of derivatives amounting to ￦229 million (net of tax effect totaling ￦73 million and foreign currency translation loss arising from unguaranteed Singapore dollar denominated bonds totaling ￦1,063 million) is accounted for as accumulated other comprehensive loss.

In addition, the Group has entered into a fixed-to-fixed cross currency swap contract with Citi Bank and five other banks to hedge the foreign currency risk of its Swiss Franc denominated bonds with face amounts totaling CHF 300,000,000 issued on June 12, 2012. As of June 30, 2012, in connection with unsettled cross currency interest rate swap contract, an accumulated loss on valuation of derivatives amounting to ￦13,983 million (net of tax effect totaling ￦4,464 million and foreign currency translation gain arising from unguaranteed Swiss Franc denominated bonds totaling ￦5,083 million) is accounted for as accumulated other comprehensive loss.

19.	Derivative Instruments, Continued

(2)	As of June 30, 2012, fair values of above derivatives recorded in assets or liabilities and details of derivative instruments are as follows:

(In millions of won, thousands of U.S. dollars, Japanese yen, and Singapore dollars)

				Fair value
	Hedged item	Amount	Duration of Contract	Designated as Cash Flow Hedge		Not Designated	Total
Current assets:
Floating-to-fixed cross currency swap	Japanese yen denominated bonds	JPY 12,500,000	Nov. 13, 2007 ~ Nov. 13, 2012	￦	80,187	—	80,187
Non-current assets:
Floating-to-fixed cross currency swap	U.S. dollar denominated long-term borrowings	USD 100,000	Oct. 10, 2006 ~ Oct. 10, 2013		17,014	—	17,014
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	USD 400,000	Jul. 20, 2007 ~ Jul. 20, 2027		105,230	—	105,230
Floating-to-fixed cross currency swap	U.S. dollar denominated bonds	USD 250,000	Dec. 15, 2011 ~ Dec. 12, 2014		7,179	—	7,179
Floating-to-fixed cross currency swap	Singapore dollar denominated bonds	SGD 65,000	Dec. 15, 2011 ~ Dec. 12, 2014		760	—	760
Convertible option	Convertible bonds (*)	KRW 50,000	Sep. 01, 2009 ~ Aug. 31, 2014		—	533	533

Total assets				￦	210,370	533	210,903

Current liabilities:
Fixed-to-fixed cross currency swap	Swiss Franc denominated bonds	CHF 300,000	Jun. 12, 2012 ~ Jun. 12, 2017		23,529	—	23,529

Total liabilities				￦	23,529	—	23,529

(*)	Fair value of the conversion option of convertible bonds held by SK Communications Co., Ltd., a subsidiary, amounting to ￦ 533 million was accounted for as non-current derivative financial assets.

20.	Share Capital and Share Premium (Deficit)

The Parent Company’s outstanding share capital consists entirely of common stock with a par value of ￦500. The number of authorized, issued and outstanding common shares and share premium as of June 30, 2012 and December 31, 2011 are as follows:

(In millions of won, except for share data)	June 30, 2012		December 31, 2011
Authorized shares		220,000,000	220,000,000
Issued shares(*1)		80,745,711	80,745,711
Share capital
Common stock	￦	44,639	44,639
Share premium:
Paid-in surplus		2,915,887	2,915,887
Treasury stock		(2,410,451)	(2,410,451)
Loss on disposal of treasury stock		(18,855)	(18,855)
Others(*2)		(777,269)	(771,928)

	￦	(290,688)	(285,347)

(*1)	During the years ended December 31, 2003, 2006 and 2009, the Parent Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Law. As a result, the Parent Company’s outstanding shares have decreased without change in the share capital.
(*2)	Others primarily consist of gains and losses from common control transactions. The Group transfers the carrying amounts of businesses acquired under common control and recognizes the difference between the consideration paid and carrying value of net assets as other equity, within share premium.

There were no changes in share capital for the six-month period ended June 30, 2012 and for the year ended December 31, 2011.

21.	Treasury Stock

Through 2009, the Parent Company acquired 8,400,712 shares of treasury stock in the open market for ￦1,992,083 million to provide stock dividends, issue new stocks, merge with Shinsegi Telecom, Inc. and SK IMT Co., Ltd., increase shareholder value, and to stabilize its stock prices when needed.

In addition, the Parent Company acquired 1,250,000 shares of treasury stock for ￦210,356 million from July 26, 2010 to October 20, 2010 and 1,400,000 shares of treasury stock for ￦208,012 million from July 21, 2011 to September 28, 2011, in accordance with the resolution of the Board of Directors on July 22, 2010 and July 19, 2011, respectively.

As a result of these treasury stock transactions, as of June 30, 2012 and December 31, 2011, the Parent Company has 11,050,712 shares of treasury stock at ￦2,410,451 million.

22.	Retained Earnings

(1)	Retained earnings as of June 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	June 30, 2012		December 31, 2011
Appropriated:
Legal reserve	￦	22,320	22,320
Reserve for research & manpower development		220,000	535,595
Reserve for business expansion		9,106,138	8,009,138
Reserve for technology development		1,901,300	1,524,000

		11,249,758	10,091,053
Unappropriated		251,195	1,551,472

	￦	11,500,953	11,642,525

(2)	Legal reserve

The Korean Commercial Code requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

(3)	Reserve for research & manpower development

Reserve for research and manpower development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditure for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

23.	Reserves

(1)	Details of reserves as of June 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	June 30, 2012		December 31, 2011
Net change in fair value of available-for-sale financial assets	￦	305,299	354,951
Net change in other comprehensive income of associates		(86,463)	(93,598)
Losses on valuation of derivatives		(24,185)	(25,099)
Foreign currency translations differences for foreign operations		22,277	23,810

	￦	216,928	260,064

23.	Reserves, Continued

(2)	Change in reserves for the six-month periods ended June 30, 2012 and 2011 are as follows:

(In millions of won)	Net change in fair value of available-for- sale financial assets		Net change in other comprehensive income of investment in associates	Losses on valuation of derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2011	￦	793,645	(91,413)	(56,862)	(2,315)	643,055
Changes		(233,309)	(8,458)	7,242	(16,816)	(251,341)
Tax effect		54,281	(556)	(2,502)	—	51,223

Balance at June 30, 2011		614,617	(100,427)	(52,122)	(19,131)	442,937

Balance at January 1, 2012		354,951	(93,598)	(25,099)	23,810	260,064
Changes		(65,359)	6,866	1,797	(1,533)	(58,229)
Tax effect		15,707	269	(883)	—	15,093

Balance at June 30, 2012	￦	305,299	(86,463)	(24,185)	22,277	216,928

24.	Other Operating Income and Expenses

Details of other operating income and expenses for the three-month and six-month periods ended June 30, 2012 and 2011 are as follows:

	2012			2011
(In millions of won)	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Other Operating Income:
Reversal of allowance for doubtful accounts	￦	—	5,149	634	1,939
Gain on disposal of property and equipment and intangible assets		1,822	2,832	2,834	3,935
Others		5,592	15,029	8,351	13,795

	￦	7,414	23,010	11,819	19,669

Other Operating Expenses:
Communication expenses	￦	16,427	33,754	13,814	27,196
Utilities		44,222	88,673	38,392	77,612
Taxes and dues(*)		32,365	63,486	8,863	19,846
Repair		60,884	121,664	58,513	122,910
Research and development		70,620	137,164	58,723	118,088
Training		8,992	15,068	6,577	11,698
Bad debt for accounts receivable—trade		16,369	23,626	18,818	36,036
Travel		7,710	14,795	8,424	14,960
Supplies and others		31,801	53,695	33,572	54,640
Loss on disposal of property and equipment and intangible assets		2,962	4,956	8,097	10,108
Loss on impairment of property and equipment and intangible assets		441	3,869	621	1,559
Donations		28,101	41,008	21,399	45,380
Bad debt for accounts receivable—other		3,353	23,040	—	3,146
Others		3,977	10,014	5,004	9,738

	￦	328,224	634,812	280,817	552,917

24.	Other Operating Income and Expenses, Continued

(*)”	Includes ￦20.3 billion fined against the Company for allegedly colluding with other third parties to inflate the prices of handsets while advertising that the handsets are offered at a discount through subsidy plans. The Company appeal of the case is currently pending.

25.	Finance Income and Costs

(1)	Details of finance income and costs for the three-month and six-month periods ended June 30, 2012 and 2011 are as follows:

	2012			2011
(In millions of won)	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Finance Income:
Interest income	￦	24,857	57,253	41,896	90,543
Dividends		613	22,947	295	20,969
Gain on foreign currency transactions		3,527	5,480	1,493	2,867
Gain on foreign currency translation		227	714	—	16,171
Gain on valuation of financial asset at fair value through profit or loss		823	183	—	1,150
Gain on disposal of long-term investment securities		6,535	12,947	1,693	160,377
Gain on valuation of derivatives		—	—	16,125	2,088
Gain on settlement of derivatives		8,402	12,694	—	—
Gain on valuation of financial liability at fair value through profit or loss		9,507	5,774	22,056	33,249

	￦	54,491	117,992	83,558	327,414

Finance Costs:
Interest expense	￦	102,404	199,439	71,014	151,958
Loss on foreign currency transactions		4,333	5,516	2,778	3,653
Loss on foreign currency translation		—	527	9,367	2,501
Loss on disposal of long-term investment securities		1,629	9,134	156	156
Loss on impairment of long-term investment securities		580	580	—	—
Loss on valuation of derivatives		443	443	—	397
Loss on settlement of derivatives		1,232	1,232	2,005	5,136

	￦	110,621	216,871	85,320	163,801

(2)	Details of interest income included in finance income for the three-month and six-month periods ended June 30, 2012 and 2011 are as follows:

	2012			2011
(In millions of won)	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Interest income on cash equivalents and deposits	￦	15,812	36,600	13,664	27,163
Interest income on installment receivables and others		9,045	20,653	28,232	63,380

	￦	24,857	57,253	41,896	90,543

25.	Finance Income and Costs, Continued

(3)	Details of interest expense included in finance costs for the three-month and six-month periods ended June 30, 2012 and 2011 are as follows:

	2012			2011
(In millions of won)	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Interest expense on bank overdrafts and borrowings	￦	44,746	60,293	14,218	32,435
Interest expense on debentures		47,844	100,199	52,478	106,570
Interest on finance lease liabilities		702	1,513	1,134	2,477
Others		9,112	37,434	3,184	10,476

	￦	102,404	199,439	71,014	151,958

(4)	Details of impairment losses for financial assets for the three-month and six-month periods ended June 30, 2012 and 2011 are as follows.

	2012			2011
(In millions of won)	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Bad debt for accounts receivable—trade	￦	16,369	23,626	18,818	36,036
Bad debt for accounts receivable—other		3,353	23,040	—	3,146

	￦	19,722	46,666	18,818	39,182

26.	Income Tax Expense

Income tax expense was recognized as current tax expense adjusted to changes in estimates related to prior periods, deferred tax expenses by origination and reversal, temporary differences, and income tax recognized in other comprehensive income. The Group’s effective tax rate is higher in 2011 than in 2012 primarily due to additional tax expense recognized as a result of the resolution of various tax matters during the finalization of Tax Authorities audits of the Parent Company’s tax returns from 2005 to 2009

27.	Earnings per Share

(1)	Basic earnings per share

1) Basic earnings per share for the three-month and six-month periods ended June 30, 2012 and 2011 are calculated as follows:

	2012			2011
(In millions of won, shares)	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Basic earnings per share attributable to owners of the Parent Company from continuing operation:
Net income attributable to owners of the Parent Company from continuing operations	￦	248,754	564,576	479,419	1,033,877
Weighted average number of common shares outstanding		69,694,999	69,694,999	71,094,999	71,094,999

Basic earnings per share from continuing operations (In won)	￦	3,569	8,101	6,743	14,542

Basic earnings per share attributable to owners of the Parent Company:
Net income attributable to owners of the Parent Company	￦	143,396	449,820	467,794	1,010,329
Weighted average number of common shares outstanding		69,694,999	69,694,999	71,094,999	71,094,999

Basic earnings per share (In won)	￦	2,057	6,454	6,580	14,211

27.	Earnings per Share, Continued

2)	Net income attributable to owners of the Parent Company from continuing operation for the three-month and six-month periods ended June 30, 2012 and 2011 are calculated as follows:

	2012			2011
(In millions of won)	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Net income attributable to owners of the Parent Company	￦	143,396	449,820	467,794	1,010,329
Results of discontinued operation attributable to owners of the Parent Company		105,358	114,756	11,625	23,548

Net income attributable to owners of the Parent Company from continuing operation	￦	248,754	564,576	479,419	1,033,877

3)	The weighted average number of common shares outstanding for the three-month and six-month periods ended June 30, 2012 and 2011 are calculated as follows:

	Number of shares	Weighted number of days		Weighted number of shares
		Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Outstanding common shares at January 1, 2012	80,745,711	91/91	182/182	80,745,711	80,745,711
Effect of treasury stock	(11,050,712)	91/91	182/182	(11,050,712)	(11,050,712)

Number of shares at June 30, 2012	69,694,999			69,694,999	69,694,999

27.	Earnings per Share, Continued

(1)	Basic earnings per share, Continued

	Number of shares	Weighted number of days		Weighted number of shares
		Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Outstanding common shares at January 1, 2011	80,745,711	91/91	181/181	80,745,711	80,745,711
Effect of treasury stock	(9,650,712)	91/91	181/181	(9,650,712)	(9,650,712)

Number of shares at June 30, 2011	71,094,999			71,094,999	71,094,999

(2)	Diluted earnings per share

1) Diluted earnings per share for the three-month and six-month periods ended June 30, 2012 and 2011 are calculated as follows:

	2012			2011
(In millions of won, shares)	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Diluted earnings per share attributable to owners of the Parent Company from continuing operations:
Diluted net income attributable to owners of the Parent Company from continuing operations	￦	242,811	562,695	463,840	1,010,806
Weighted average number of common shares outstanding		72,003,405	72,003,405	73,272,388	73,272,388

Diluted earnings per share from continuing operations (In won)	￦	3,372	7,815	6,330	13,795

Diluted earnings per share attributable to owners of the Parent Company:
Diluted net income attributable to owners of the Parent Company	￦	137,453	447,939	452,215	987,258
Weighted average number of common shares outstanding		72,003,405	72,003,405	73,272,388	73,272,388

Diluted earnings per share (In won)	￦	1,909	6,221	6,172	13,474

2)	Diluted net income attributable to owners of the Parent Company from continuing operations for the three-month and six-month periods ended June 30, 2012 and 2011 are calculated as follows:

	2012
	Continuing operations			Discontinued operation		Total
(In millions of won)	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Net income attributable to owners of the Parent Company	￦	248,754	564,576	(105,358)	(114,756)	143,396	449,820
Effect of exchangeable bonds		(5,943)	(1,881)	—	—	(5,943)	(1,881)

Diluted net income attributable to owners of the Parent Company	￦	242,811	562,695	(105,358)	(114,756)	137,453	447,939

27.	Earnings per Share, Continued

(2)	Diluted earnings per share, Continued

	2011
	Continuing operations			Discontinued operation		Total
(In millions of won)	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Net income attributable to owners of the Parent Company	￦	479,419	1,033,877	(11,625)	(23,548)	467,794	1,010,329
Effect of exchangeable bonds		(15,579)	(23,071)	—	—	(15,579)	(23,071)

Diluted net income attributable to owners of the Parent Company	￦	463,840	1,010,806	(11,625)	(23,548)	452,215	987,258

3)	Adjusted weighted average number of common shares outstanding for the three-month and six-month periods ended June 30, 2012 and 2011 are calculated as follows:

	2012		2011
(In shares)	Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Weighted average number of common shares outstanding	69,694,999	69,694,999	71,094,999	71,094,999
Effect of exchangeable bonds(*)	2,308,406	2,308,406	2,177,389	2,177,389

Adjusted weighted average number of common shares outstanding	72,003,405	72,003,405	73,272,388	73,272,388

(*)	Effect of exchangeable bonds represents weighted average number of common shares outstanding in respect of the exchangeable common shares of exchangeable bonds, which could be exchanged to treasury stock

(3)	Basic loss per share from discontinued operation

	2012			2011
(In millions of won, shares)	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Loss from discontinued operation attributable to owners of the Parent Company	￦	105,358	114,756	11,625	23,548
Weighted average number of common shares outstanding		69,694,999	69,694,999	71,094,999	71,094,999

Basic loss per share (In won)	￦	1,512	1,647	164	331

Diluted loss per share from discontinued operation is the same as basic loss per share from discontinued operation.

28.	Categories of Financial Instruments

(1)	Financial assets by categories as of June 30, 2012 and December 31, 2011 are as follows:

	June 30, 2012
(In millions of won)	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	1,176,948	—	1,176,948
Financial instruments		—	—	514,282	—	514,282
Short-term investment securities		—	55,620	—	—	55,620
Long-term investment securities(*1)		16,800	1,411,070	—	—	1,427,870
Accounts receivable—trade		—	—	1,856,900	—	1,856,900
Loans and receivables(*2)		—	—	1,041,531	—	1,041,531
Derivative financial assets(*3)		533	—	—	210,370	210,903

	￦	17,333	1,466,690	4,589,661	210,370	6,284,054

	December 31, 2011
(In millions of won)	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	1,650,794	—	1,650,794
Financial instruments		—	—	987,192	—	987,192
Short-term investment securities		—	94,829	—	—	94,829
Long-term investment securities(*1)		16,617	1,521,328	—	—	1,537,945
Accounts receivable—trade		—	—	1,835,641	—	1,835,641
Loans and receivables(*2)		—	—	1,377,750	—	1,377,750
Derivative financial assets(*3)		1,018	—	—	252,935	253,953

	￦	17,635	1,616,157	5,851,377	252,935	7,738,104

(*1)	The entire amount of long-term investment securities was designated as financial assets at fair value through profit or loss as the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured.

28.	Categories of Financial Instruments, Continued

(*2)	Details of loans and receivables as of June 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	June 30, 2012		December 31, 2011
Short-term loans	￦	86,424	100,429
Accounts receivable – other		612,220	908,836
Accrued income		17,672	21,847
Other current assets		448	462
Long-term loans		84,751	95,565
Long-term accounts receivable—other		694	5,393
Guarantee deposits		239,322	245,218

	￦	1,041,531	1,377,750

(*3)	Derivative financial assets classified as financial assets at fair value through profit or loss is the fair value of conversion right of convertible bonds held by SK Communications Co., Ltd., a subsidiary of the Parent Company.

(2)	Financial liabilities by categories as of June 30, 2012 and December 31, 2011 are as follows:

	June 30, 2012
(In millions of won)	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Accounts payable – trade	￦	—	313,129	—	313,129
Derivative financial liabilities		—	—	23,529	23,529
Borrowings		—	3,176,034	—	3,176,034
Debentures(*1)		392,112	4,090,732	—	4,482,844
Accounts payable—other and others (*2)		—	3,079,876	—	3,079,876

	￦	392,112	10,659,771	23,529	11,075,412

	December 31, 2011
(In millions of won)	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Accounts payable – trade	￦	—	195,391	—	195,391
Derivative financial liabilities		—	—	4,645	4,645
Borrowings		—	1,035,074	—	1,035,074
Debentures(*1)		397,886	4,363,002	—	4,760,888
Accounts payable—other and others (*2)		—	3,312,642	—	3,312,642

	￦	397,886	8,906,109	4,645	9,308,640

(*1)	The entire amount of debentures was designated as financial liabilities at fair value through profit or loss as the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured.
(*2)	Details of accounts payable and other payables as of June 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	June 30, 2012		December 31, 2011
Accounts payable – other	￦	1,192,607	1,507,458
Withholdings		10,752	10,835
Accrued expenses		921,864	744,673
Current portion of long-term payables—other		174,861	120,452
Long-term payables – other		710,731	847,496
Finance lease liabilities		31,765	41,940
Other non-current liabilities		37,296	39,788

	￦	3,079,876	3,312,642

29.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets under financial risk management consist of cash and cash equivalents, financial instruments, financial assets available-for-sale, trade and other receivables. Financial liabilities consist of trade and other payables, borrowings, and debentures.

1)	Market risk

(i)	Currency risk

The Group is exposed to currency risk mainly on exchange fluctuations on recognized assets and liabilities. The Group manages currency risk by currency forward, etc. if needed to hedge currency risk on business transactions. Currency risk occurs on forecasted transaction and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Group.

Monetary foreign currency assets and liabilities as of June 30, 2012 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese Yen, thousands of other currencies)

	Assets			Liabilities
	Foreign currencies	Won translation		Foreign currencies	Won translation
USD	94,553	￦	109,095	1,150,965	￦	1,327,983
EUR	273		392	1,302		1,868
JPY	209,152		3,041	12,496,692		181,676
CNY	—		—	2		—
SGD	—		—	64,533		58,114
CHF	—		—	297,966		356,004
Others	1		2	44		7

		￦	112,530		￦	1,925,652

29.	Financial Risk Management, Continued

(1)	Financial risk management, continued

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (Refer to Note 19)

As of June 30, 2012, effects on income (loss) before income tax as a result of change in exchange rate by 10% are as follows:

(In millions of won)	If increased by 10%		If decreased by 10%
USD	￦	(36,386)	36,386
EUR		(148)	148
JPY		304	(304)
CNY		—	—
Others		(5)	5

	￦	(36,235)	36,235

(ii)	Equity price risk

The Group has equity securities which include listed and non-listed securities for its liquidity and operating purpose. As of June 30, 2012, available-for-sale equity instruments measured at fair value amount of ￦1,222,863 million.

(iii) Interest rate risk

Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Group’s revenue and operating cash flow are not influenced by the changes in market interest rates. However, the Group still has interest rate risk arising from borrowings and debentures.

Accordingly, the Group performs various analysis of interest rate risk, which includes refinancing, renewal, alternative financing and hedging instrument option, to reduce interest rate risk and to optimize its financing.

The Group’s interest rate risk arises from floating-rate borrowings and payables. As of June 30, 2012, floating-rate debentures and borrowings amount to ￦528,708 million and ￦317,436 million, respectively, and the Group has entered into interest rate swaps to hedge interest rate risk related to floating-rate borrowings and debentures. (Refer to Note 19) If interest rate only increases (decreases) by 1%, income before income taxes for the six-month period ended June 30, 2012 would have been decreased (increased) by W2,021 million due to the interest expense from floating-rate borrowings and bonds payables.

29.	Financial Risk Management, Continued

2)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information, the Group establishes credit limits for each customer or counterparty.

For the six-month period ended June 30, 2012, the Group has no trade and other receivables or loans which have indications of significant impairment loss or are overdue for a prolonged period. As a result, the Group believes that the possibility of default is remote. Also, the Group’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivates. To minimize such risk, the Group has a policy to deal with high credit worthy financial institutions. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of June 30, 2012.

In addition, the aging of trade and other receivables that are over due at the end of the reporting period but not impaired is stated in Note 6 and the analysis of financial assets that are individually determined to be impaired at the end of the reporting period is stated in Note 25.

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains flexibly enough liquidity under credit lines through active operating activities. The Group’s current liabilities are greater than current assets by W 567.8 billion and W 556.1 billion as of June 30, 2012 and December 31, 2011, respectively. This was primarily caused by the acquisition of ownership interests in SK Hynix in February 2012. The Group plans to fund current liabilities with the cash flows generated by operations and through additional borrowings, as necessary.

Contractual maturities of financial liabilities as of June 30, 2012 are as follows:

(In millions of won)	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable-trade	￦	313,129	313,129	313,117	12	—
Derivative financial liabilities		23,529	23,529	—	23,529	—
Borrowings		3,176,034	3,429,382	889,201	2,474,509	65,672
Debentures(*1)		4,482,844	5,493,857	372,756	3,918,296	1,202,805
Accounts payable-other and others(*2)		3,079,876	3,101,084	2,147,599	587,138	366,347

	￦	11,075,412	12,360,981	3,722,673	7,003,484	1,634,824

29.	Financial Risk Management, Continued

(1)	Financial risk management, continued

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*1)	Includes estimated interest to be paid and excludes discounts on bonds.
(*2)	Excludes discounts on accounts payable-other and others.

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The overall strategy of the Group is the same as that of the group as of and for the year ended December 31, 2011.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total debt divided by total equity; the total debt and equity is extracted from the financial statements.

Debt-equity ratio as of June 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	June 30, 2012		December 31, 2011
Liabilities	￦	13,272,747	11,633,327
Equity		12,500,644	12,732,709

Debt-equity ratio		106.18%	91.37%

(3)	Fair value

Fair value of the financial instruments that are traded in an active market is measured based on the quoted market price at the end of the reporting date. Disclosed market price of the financial assets held by the Group is the bid price.

29.	Financial Risk Management, Continued

(3)	Fair value, Continued

Fair value of the financial instruments that are not traded in an active market is determined using the valuation method. The Group uses the various valuation methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period. Fair value of financial instruments such as long-term liabilities is measured using the various methods including estimated discounted cash flow method.

Fair values of accounts receivable – trade, and accounts payable—trade are considered to be carrying amount less impairment and fair value of financial liabilities for the disclosure purpose is estimated by discounting contractual future cash flows using the current market interest rate used for the similar financial instruments by the Group.

Interest rates used by the Group for the fair value measurement as of June 30, 2012 are as follows:

Interest rate
Derivative instruments	3.15%~5.59%
Borrowings and debentures	3.92%~4.09%

1)	Fair value and carrying amount

Carrying amount and fair value of financial assets and liabilities are as follows:

	June 30, 2012			December 31, 2011
(In millions of won)	Carrying amount		Fair value	Carrying amount	Fair value
Assets carried at fair value
Financial assets at fair value through profit or loss	￦	17,333	17,333	17,635	17,635
Derivative financial assets		210,370	210,370	252,935	252,935
Available-for-sale financial assets		1,222,863	1,222,863	1,129,928	1,129,928

	￦	1,450,566	1,450,566	1,400,498	1,400,498

Assets carried at amortized cost
Cash and cash equivalents	￦	1,176,948	1,176,948	1,650,794	1,650,794
Available-for-sale financial assets		243,827	243,827	486,229	486,229
Accounts receivable – trade and others		2,898,431	2,898,431	3,213,391	3,213,391
Financial instruments		514,282	514,282	987,191	987,191

	￦	4,833,488	4,833,488	6,337,605	6,337,605

Liabilities carried at fair value
Financial liabilities at fair value through profit or loss	￦	392,112	392,112	397,886	397,886
Derivative financial liabilities		23,529	23,529	4,645	4,645

	￦	415,641	415,641	402,531	402,531

Liabilities carried at amortized cost
Accounts payable – trade	￦	313,129	313,129	195,391	195,391
Borrowings		3,176,034	3,225,011	1,035,075	1,035,075
Debentures		4,090,732	4,330,096	4,363,002	4,562,156
Accounts payable—other and others		3,079,876	3,079,876	3,312,642	3,312,642

	￦	10,659,771	10,948,112	8,906,110	9,105,264

29.	Financial Risk Management, Continued

(3)	Fair value, continued

2)	Fair value hierarchy

The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The table below analyzes financial instruments carried at fair value, by fair value hierarchy as of June 30, 2012.

(In millions of won)	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss	￦	—	16,800	533	17,333
Derivative financial assets		—	210,370	—	210,370
Available-for-sale financial assets		1,052,372	28,136	142,355	1,222,863
Financial liabilities at fair value through profit or loss		392,112	—	—	392,112
Derivative financial liabilities		—	23,529	—	23,529

There have been no transfers from Level 2 to Level 1 in 2012 and changes of financial assets classified as Level 3 for the six-month period ended June 30, 2012 are as follows:

(In millions of won)	Balance at January 1		Acquisition	Profit(loss) for the period	Other comprehensive income	Disposal	Balance at June 30
Financial assets at fair value through profit or loss	￦	1,018	—	(485)	—	—	533
Available-for-sale financial assets		197,019	7,702	—	(29,481)	(32,885)	142,355

30.	Transactions with Related Parties

Transactions among consolidated entities have been eliminated upon the consolidation and significant related party transactions of the Group for the three-month and six-month periods ended June 30, 2012 and 2011, and account balances as of June 30, 2012 and December 31, 2011 are as follows:

(1)	Transactions

	2012
	Purchases of property and equipment			Commissions paid and other expenses		Commissions earned and other income
(In millions of won)	Three- month period ended June 30		Six- month period ended June 30	Three- month period ended June 30	Six- month period ended June 30	Three- month period ended June 30	Six- month period ended June 30
Ultimate Controlling Entity(*1):

SK Holdings Co., Ltd.	￦	—	—	8,404	16,171	202	302

Associates:
SK Marketing & Company Co., Ltd.		1,911	1,935	36,524	68,697	2,334	5,088
F&U Credit information Co., Ltd.		—	—	11,881	25,077	440	805
SK Wyverns Baseball Club Co., Ltd.		—	—	64	9,480	—	—
HanaSK Card Co., Ltd.		5	7	71,112	148,143	42,711	90,390
HappyNarae Co., Ltd.(*2)		2,194	2,238	4,156	5,120	6	11
SK China Company, Ltd.		—	—	—	—	432	505
Others		232	386	1,542	2,344	84	92

Others:
SK C&C Co., Ltd.		48,488	104,716	72,077	148,619	3,514	6,879
SK Innovation Co., Ltd.		—	—	189	371	1,566	2,433
M&Service Co., Ltd.		12	27	3,429	6,883	2,988	3,517
SK Engineering and Construction Co., Ltd.		139,171	193,921	15,156	20,525	923	2,525
SKC Ltd.		—	—	—	—	176	422
SK Telesys Co., Ltd.		93,871	107,840	17,375	22,108	130	213
SK Networks Co., Ltd.		1,161	3,085	315,091	617,051	4,600	9,314
SK Networks Internet, Inc.		110	110	2,992	4,016	57	57
SK Shipping Co., Ltd.		—	—	—	—	819	1,599
SK Securities Co., Ltd.		—	—	—	600	803	1,487
Others		1,018	1,164	29,197	50,439	2,443	4,003

	￦	288,173	415,429	589,189	1,145,644	64,228	129,642

(*1)	SK Holdings Co., Ltd. is the Ultimate Controlling Entity because of its de facto control over the Parent Company.
(*2)	Name of the company has been changed from MRO Korea Co., Ltd. to HappyNarae Co., Ltd. during the six-month period ended June 30, 2012.

30.	Transactions with Related Parties, Continued

(1)	Transactions, Continued

	2011
	Purchases of property and equipment			Commissions paid and other expenses		Commissions earned and other income
(In millions of won)	Three- month period ended June 30		Six- month period ended June 30	Three- month period ended June 30	Six- month period ended June 30	Three- month period ended June 30	Six- month period ended June 30
Ultimate Controlling Entity :
SK Holdings Co., Ltd.	￦	—	—	10,938	18,370	305	383

Associates:
SK Marketing & Company Co., Ltd.		2,200	2,208	35,287	65,698	2,825	5,173
F&U Credit information Co., Ltd.		—	—	11,444	21,583	426	846
SK Wyverns Baseball Club Co., Ltd.		—	—	1,200	10,994	—	13
HanaSK Card Co., Ltd.		9	10	114,189	158,503	6,168	24,041
HappyNarae Co., Ltd.(*)		2,525	2,759	2,012	2,944	5	16
Others		29	29	5,374	10,745	218	446

Others:
SK C&C Co., Ltd.		62,821	88,826	79,123	147,520	4,145	8,154
SK Innovation Co., Ltd.		—	—	184	392	680	1,505
M&Service Co., Ltd.		3	5	4,556	7,369	1,454	1,461
SK Engineering and Construction Co., Ltd.		54,499	64,292	8,523	14,195	680	2,249
SKC Ltd.		—	—	—	—	330	682
SK Telesys Co., Ltd.		80,234	97,470	7,296	13,710	19,329	56,644
SK Mobile energy Co., Ltd.		290	561	—	—	2	3
SK Networks Co., Ltd.		3,196	3,374	308,516	588,541	3,763	8,172
SK Networks Service Co., Ltd.		591	591	25,499	36,560	62	192
SK Pinx Co., Ltd.		—	—	10	475	4	7
SK Shipping Co., Ltd.		—	—	—	—	781	1,611
Others		699	699	1,436	24,558	1,195	2,001

	￦	207,096	260,824	615,587	1,122,157	42,372	113,599

(*)	Name of the company has been changed from MRO Korea Co., Ltd. to HappyNarae Co., Ltd. during the six-month period ended June 30, 2012.

30.	Transactions with Related Parties, Continued

(2)	Account balances

	June 30, 2012
(In millions of won)	Accounts receivable		Guarantee deposits	Accounts payable	Guarantee deposits received
Ultimate Controlling Entity:
SK Holdings Co., Ltd.	￦	115	—	23	—

Associates:
SK Marketing & Company Co., Ltd.		4,964	—	36,562	—
F&U Credit information Co., Ltd.		280	—	3,941	—
SK Wyverns Baseball Club Co., Ltd.		—	—	40	—
Wave City Development Co., Ltd.		38,412	—	—	—
HanaSK Card Co., Ltd.		7,215	14	17,504	—
SK China Company, Ltd.		—	—	37,499	—
Television Media Korea Ltd.		—	—	852	—
HappyNarae Co., Ltd.(*1)		16	—	1,828	—
Others		99	10	3,922	—

Others:
SK C&C Co., Ltd.		448	438	60,774	3,585
SK Innovation Co., Ltd.		1,019	91	1	—
M&Service Co., Ltd.		1,516	—	1,595	—
SK Engineering and Construction Co., Ltd.		990	—	11,271	82
SKC Ltd.		73	—	—	—
SK Telesys Co., Ltd.		246	—	32,684	—
SK Networks Co., Ltd.		25,628	1,013	397,704	865
SK Networks Service Co., Ltd.		8	—	10,987	—
SK Energy Co., Ltd.		528	—	2,546	—
SK Securities Co., Ltd.		102	—	—	—
SKY Investment Co., Ltd.(*2)		14,849	—	138	—
Others		770	—	1,576	525

	￦	97,278	1,566	621,447	5,057

(*1)	Name of the company has been changed from MRO Korea Co., Ltd. to HappyNarae Co., Ltd. during the six-month period ended June 30, 2012.
(*2)	The amount represents remaining balance of the loans to SKY Investment Co., Ltd. as of June 30, 2012.

30.	Transactions with Related Parties, Continued

(2)	Account balances, Continued

	December 31, 2011
(In millions of won)	Accounts receivable		Guarantee deposits	Accounts payable	Guarantee deposits received
Ultimate Controlling Entity:
SK Holdings Co., Ltd.	￦	147	—	—	—

Associates:
SK Marketing & Company Co., Ltd.		9,876	—	36,901	10
F&U Credit information Co., Ltd.		—	—	3,736	—
SK Wyverns Baseball Club Co., Ltd.		3,812	—	—	—
Wave City Development Co., Ltd.		38,412	—	—	—
HanaSK Card Co., Ltd.		8,683	14	2,358	—
Daehan Kanggun BcN Co., Ltd.		20,562	—	—	—
HappyNarae Co., Ltd.(*)		1	—	1,768	—
Others		69	—	1,539	222

Others:
SK C&C Co., Ltd.		3,330	—	172,047	3,585
SK Innovation Co., Ltd.		954	91	2	—
M&Service Co., Ltd.		644	—	4,679	—
SK Engineering and Construction Co., Ltd.		1,271	—	39,215	82
SKC Ltd.		184	—	—	—
SK Telesys Co., Ltd.		132	—	65,619	—
SK Mobile energy Co., Ltd.		1	—	71	—
SK Networks Co., Ltd.		24,403	5,513	158,884	896
SK Networks Service Co., Ltd.		6	—	4,754	—
SK Shipping Co., Ltd.		365	—	—	—
Others		5,088	—	10,876	433

	￦	117,940	5,618	502,449	5,228

(*)	Name of the company has been changed from MRO Korea Co., Ltd. to HappyNarae Co., Ltd. during the six-month period ended June 30, 2012.

(3)	Compensation for the key management

The Parent Company considers registered directors who have substantial roles and responsibility in planning, operating, and controlling of the business as key management. The considerations given to such key management for the three-month and six-month periods ended June 30, 2012 and 2011 are as follows:

	2012			2011
(In millions of won)	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Salaries	￦	297	8,287	1,676	8,832
Provision for retirement benefits		77	643	107	623

	￦	374	8,930	1,783	9,455

31.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, agreed to provide guarantees for Broadband Media Co., Ltd.’s loans as of June 30, 2012. For the guarantee, SK Broadband Co., Ltd. has provided its properties as collaterals as follows: ￦65,000 million to Hana Bank, ￦78,000 million to IBK Capital and ￦52,000 million to Kookmin Bank, respectively. SK Broadband Co., Ltd., has also provided its short-term financial instruments as collaterals as follows: ￦60,000 million to Korea Exchange Bank, ￦35,000 million to Hana Bank, ￦39,000 million to NH Bank and ￦20,000 million to Woori Bank, respectively.

SK Broadband Co., Ltd. has provided guarantees for loans of Broadband CS Co., Ltd. For the guarantee, SK Broadband Co., Ltd. has pledged its properties as collateral in the amount of ￦16,900 million to Kookmin Bank as of June 30, 2012.

SK Broadband Co., Ltd. has pledged its properties as collateral for leases on buildings in the amount of ￦17,400 million as of June 30, 2012.

PS & Marketing Corporation, a subsidiary of the Parent Company, has obtained a line of credit for ￦60,000 million from Shinhan Bank for operational purposes. In relation to the line of credit, PS & Marketing Corporation pledged ￦78,000 million of inventory as collateral to Shinhan Bank as of June 30, 2012.

As of June 30, 2012, SKY Property Mgmt. Ltd., a subsidiary, has pledged CNY 532 million of building and land use right (long-term prepaid expenses) as collateral for its long-term borrowing amounting to CNY 525 million to Korea Exchange Bank and China Merchants Bank. In relation to the newly obtained long-term borrowings of USD 30 million and HKD 234 million during the six-month period ended June 30, 2012, the Parent Company has provided interests in Shanghai Fujita Tianshan Housing Development Co., Ltd., a subsidiary, as collateral to Standard Chartered Bank (HK) Ltd.

(2)	Guarantee provided

As of June 30, 2012, the Parent Company has participated in “Tactical Airship” program of the Defense Acquisition Program Administration with Joint Defense Corporation. For an advance receipt amounting to ￦4,200 million, which Joint Defense Corporation received from the Defense Acquisition Program Administration, the Parent Company provides payment guarantees to the Defense Acquisition Program Administration.

(3)	Contingencies

As of June 30, 2012, the Group recorded ￦5,072 million of indemnities as accrued expense as SK Broadband Co., Ltd., a subsidiary, has partially lost the first trial relating to the violation of customer’s privacy (plaintiff’s claims of ￦24,689 million) during the year ended December 31, 2011.

As of June 30, 2012, the claim amount of pending litigations of SK Communications Co., Ltd., a subsidiary, amounts to ￦9,841 million and the final outcome of such litigation currently cannot be predicted.

32.	Discontinued Operation

(1)	Discontinued operation

During the six-month period ended June 30, 2012, SK Telink Co., Ltd., a subsidiary, finalized its decision to cease the broadcasting business due to the rapid decrease in satellite Digital Multimedia Broadcasting subscribers along with the effects from smart phones, etc. In relation to this event, SK Telink Co., Ltd. submitted its business cessation plan to Korea Communications Commission on July 2, 2012 and the business cessation plan was accepted without amendment on July 5, 2012.

(2)	Results of discontinued operation

Results of discontinued operation included in the unaudited condensed consolidated interim statements of income for the six-month periods ended June 30, 2012 and 2011 are as follows. The unaudited condensed consolidated interim statements of income presented for comparative purposes were restated in order to present discontinued operation segregated from the continuing operation.

(In millions of won)	2012		2011
Results of discontinued operation:
Revenue	￦	1,314	7,369
Expenses		(147,678)	(34,618)

Operating loss generated by discontinued operation		(146,364)	(27,249)
Income tax benefit		12,660	4,380

Loss generated by discontinued operation	￦	(133,704)	(22,869)

Attributable to :
Owners of the Parent Company		(114,756)	(23,548)
Non-controlling interests		(18,948)	679

(3)	Cash flow from (used in) discontinued operation

Cash flow from (used in) discontinued operation for the six-month periods ended June 30, 2012 and 2011 are as follows:

(In millions of won)	2012		2011
Cash flow from (used in) discontinued operation:
Net cash used in operating activities	￦	(1,840)	(9,396)
Net cash from (used in) investing activities		1,593	(6,019)
Net cash used in financing activities		(29,574)	(64,460)

Net cash used in discontinued operation	￦	(29,821)	(79,875)

33.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the six-month periods ended June 30, 2012 and 2011 are as follows:

(In millions of won)	2012		2011
Interest income	￦	(57,253)	(90,543)
Dividend		(22,947)	(20,969)
Gain on foreign currency translation		(714)	(16,171)
Gain on valuation of financial assets at fair value through profit or loss		(183)	(1,150)
Gain on valuation of financial liabilities at fair value through profit or loss		(5,774)	(33,249)
Gain on disposal of long-term investments securities		(12,947)	(160,377)
Gain on valuation of derivatives		—	(2,088)
Gain on settlement of derivatives		(12,694)	—
Gain on disposal of property, equipment and intangible assets		(2,832)	(3,935)
Reversal of allowance for doubtful accounts		(5,530)	(1,939)
Other income		(1,216)	(2,921)
Interest expenses		199,439	151,958
Loss on foreign currency translation		527	2,501
Loss on disposal of long-term investments securities		9,134	156
Impairment loss on long-term investment securities		580	—
Loss on valuation of derivatives		443	397
Loss on settlement of derivatives		1,232	5,136
Equity in losses of investments in affiliates		45,597	20,709
Income tax expense		138,023	414,263
Provision for retirement benefits		39,406	33,871
Depreciation and amortization		1,249,866	1,239,750
Bad debt for accounts receivable—trade		23,626	36,036
Loss on disposal of property and equipment and intangible assets		4,956	10,108
Impairment loss on property, equipment and intangible assets		124,859	1,559
Bad debt for accounts receivable—other		23,040	3,146
Other expenses		5,601	5,907

	￦	1,744,239	1,592,155

33.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the six-month periods ended June 30, 2012 and 2011 are as follows:

(In millions of won)	2012		2011
Accounts receivable – trade	￦	(46,986)	(93,441)
Accounts receivable – other		280,449	751,677
Accrued income		2,715	16,783
Advance payments		20,902	20,093
Prepaid expenses		19,024	35,322
Proxy paid V.A.T.		(570)	42,227
Inventories		(46,269)	(48,883)
Long-term accounts receivables—other		4,699	463,128
Guarantee deposits		13,837	(819)
Accounts payable – trade		143,264	139,666
Accounts payable – other		(338,120)	(497,886)
Advanced receipts		(1,512)	19,751
Withholdings		120,170	101,301
Deposits received		(4,097)	—
Accrued expenses		187,666	34,161
Advanced V.A.T.		8,219	(124,336)
Unearned revenue		(33,267)	(27,694)
Provisions		(88,311)	2,601
Long-term provisions		(18,377)	119,276
Plan assets		189	7,685
Retirement benefit payment		(27,410)	(21,465)
Others		1,186	21,197

	￦	197,401	960,344

(3)	Significant non-cash transactions for the six-month periods ended June 30, 2012 and 2011 are as follows:

(In millions of won)	2012		2011
Accounts payable—other related to acquisition of tangible assets and others	￦	8,010	216,301

34.	Subsequent Events

(1)	Interim Dividends

On July 25, 2012, the Board of Directors of the Parent Company resolved to pay interim cash dividends of ￦1,000 per share totaling ￦69,695 million (Market dividend rate: 0.82%). The ex-dividend date was June 30, 2012 and the interim dividends are expected to be paid within twenty days after the date of the Board of Directors’ resolution.

(2)	Transfer of Business and Merger of Broadband D&M Co., Ltd.

1)	Transfer of business
On July 13, 2012, shareholders of Broadband D&M Co., Ltd., a subsidiary of the Parent Company, resolved to transfer its power source equipment management, corporate service opening and maintenance tasks for SK Broadband Co., Ltd. to Network O&S Co., Ltd., a subsidiary of the Parent Company at extraordinary shareholders meeting.

2)	Merger

On July 26, 2012, the board of directors of SK Broadband Co., Ltd. resolved to merge Broadband D&M Co., Ltd., a subsidiary of the Parent Company, into SK Broadband Co., Ltd., a subsidiary of the Parent Company.

These subsequent events represent transactions under common control of the SK Telecom consolidated group that have no impact on the consolidated financial statements of the Group.

SK TELECOM CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

June 30, 2012

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of SK Telecom Co., Ltd. (the “Company”), expressed in Korean won, which comprise the condensed separate interim statement of financial position as of June 30, 2012, the condensed separate interim statements of income and comprehensive income for the three-month and six-month periods ended June 30, 2012, the condensed separate interim statements of changes in equity and cash flows for the six-month period ended June 30, 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the Condensed Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) K-IFRS No.1034, ‘Interim Financial Reporting’, and for such internal control as management determines are necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034, ‘Interim Financial Reporting’.

Other matters

The condensed separate statements of income, comprehensive income for the three-month and six-month periods ended June 30, 2011, and the condensed separate statements of changes in equity and cash flows for the six-month period ended June 30, 2011, were reviewed by other auditors and their report thereon, dated August 26, 2011, stated that nothing has come to their attention that causes them to believe that the condensed separate interim financial statements referred to above were not prepared, in all material respects, in accordance with K-IFRS No.1034, ‘Interim Financial Reporting’.

In addition, the separate statement of financial position of the Company as of December 31, 2011, and the related separate statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by other auditors and their report thereon, dated March 13, 2012, expressed an unqualified opinion. The accompanying separate statement of financial position of the Company as of December 31, 2011, presented for comparative purposes, is not different from that audited by other auditors in all material respects.

The procedures and practices utilized in the Republic of Korea to review such separate interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying condensed separate financial statements are for use by those knowledgeable about Korean review standards and their application in practice.

KPMG Samjong Accounting Corp.

Seoul, Korea

August 6, 2012

This report is effective as of August 6, 2012, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

SK TELECOM CO., LTD.

Unaudited Condensed Separate Statements of Financial Position

As of June 30, 2012 and December 31, 2011

(In millions of won)	Note	June 30, 2012		December 31, 2011
Assets
Current Assets:
Cash and cash equivalents	25,26	￦	369,378	895,558
Short-term financial instruments	4,25,26		162,000	627,500
Short-term investment securities	6,25,26		49,945	90,573
Accounts receivable—trade, net	5,25,26,27		1,336,186	1,282,234
Short-term loans, net	5,25,26,27		75,381	88,236
Accounts receivable—other, net	5,25,26,27		419,595	774,221
Prepaid expenses			68,286	79,668
Derivative financial assets	16,25,26		80,187	83,708
Inventories, net			14,398	8,407
Advanced payments and other	5,25,26		14,825	17,972

Total Current Assets			2,590,181	3,948,077

Non-Current Assets:
Long-term financial instruments	4,25,26		7,569	7,569
Long-term investment securities	6,25,26		1,219,646	1,312,438
Investments in subsidiaries and associates	7		7,972,909	4,647,506
Property and equipment, net	8,27		6,249,883	6,260,169
Investment property	9		30,701	30,699
Goodwill	10		1,306,236	1,306,236
Intangible assets	11		2,285,113	2,364,795
Long-term loans, net	5,25,26,27		65,687	75,282
Long-term accounts receivable—other	5,25,26		694	5,393
Long-term prepaid expenses			21,921	20,939
Guarantee deposits	5,25,26,27		146,343	155,389
Long-term derivative financial assets	16,25,26		130,183	104,897
Deferred tax assets	23		244,017	280,380
Other non-current assets			778	758

Total Non-Current Assets			19,681,680	16,572,450

Total Assets		￦	22,271,861	20,520,527

See accompanying notes to the condensed separate interim financial statements.

3

SK TELECOM CO., LTD.

Unaudited Condensed Separate Statements of Financial Position, Continued

As of June 30, 2012 and December 31, 2011

(In millions of won)	Note	June 30, 2012		December 31, 2011
Liabilities and Equity
Current Liabilities:
Short-term borrowings	12,25,26	￦	200,000	—
Current portion of long-term debt, net	12,13,25,26		331,235	1,044,518
Accounts payable—other	25,26,27		1,084,184	1,361,473
Withholdings	25,26		432,890	330,674
Accrued expenses	25,26		598,332	468,313
Income tax payable	23		150,675	277,836
Unearned revenue			258,313	282,891
Derivative financial liabilities	16,25,26		—	4,645
Provisions	14		573,005	656,597
Advanced receipt and other			38,615	40,059

Total Current Liabilities			3,667,249	4,467,006

Non-Current Liabilities:
Debentures, net, excluding current portion	12,25,26		3,344,084	2,590,630
Long-term borrowings, excluding current portion	12,25,26		2,103,743	115,330
Long-term payables—other	13,25,26		702,780	840,974
Long-term unearned revenue			205,540	212,172
Defined benefit obligation	15		40,173	26,740
Long-term derivative financial liabilities	16,25,26		23,529	—
Long-term provisions	14		114,749	134,264
Other non-current liabilities	25,26,27		164,356	167,109

Total Non-Current Liabilities			6,698,954	4,087,219

Total Liabilities			10,366,203	8,554,225

Equity
Share capital	1,17		44,639	44,639
Share deficit	17,18		(236,160)	(236,016)
Retained earnings	19		11,822,198	11,837,185
Reserves	20		274,981	320,494

Total Equity			11,905,658	11,966,302

Total Liabilities and Equity		￦	22,271,861	20,520,527

See accompanying notes to the condensed separate interim financial statements.

4

SK TELECOM CO., LTD.

Unaudited Condensed Separate Statements of Income

For the three and six-month periods ended June 30, 2012 and 2011

	Note	June 30, 2012			June 30, 2011
(In millions of won except for per share data)		Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Operating revenue:	27
Revenue		￦	3,068,575	6,076,014	3,189,593	6,319,543
Other operating income	21		1,472	10,480	4,915	6,498

Sub-total			3,070,047	6,086,494	3,194,508	6,326,041

Operating expense:	27
Labor cost			118,460	288,195	110,355	287,817
Commissions paid			1,449,868	2,721,222	1,282,394	2,522,309
Depreciation and amortization			400,316	801,272	430,230	843,885
Network interconnection			206,661	432,412	249,280	491,775
Leased line			103,448	210,884	96,271	194,123
Advertising			61,683	97,881	59,336	94,724
Rent			80,967	161,855	74,872	153,972
Cost of products that have been resold			55,310	117,255	42,697	83,607
Other operating expenses	21		247,775	452,258	218,035	424,810

Sub-total			2,724,488	5,283,234	2,563,470	5,097,022

Operating income			345,559	803,260	631,038	1,229,019

See accompanying notes to the condensed separate interim financial statements.

5

SK TELECOM CO., LTD.

Unaudited Condensed Separate Statements of Income, Continued

For the three and six-month periods ended June 30, 2012 and 2011

	Note	June 30, 2012			June 30, 2011
(In millions of won except for per share data)		Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Finance income	22	￦	35,099	82,839	64,018	315,549
Finance costs	22		84,925	164,916	47,639	108,233
Gain on disposal of investments in subsidiaries and associates	7		—	80,482	1,869	1,990
Impairment loss on investments in associates	7		—	72,096	—	—

Income before income tax			295,733	729,569	649,286	1,438,325

Income tax expense	23		64,367	153,231	174,899	403,267

Net income for the period		￦	231,366	576,338	474,387	1,035,058

Basic earnings per share	24	￦	3,320	8,269	6,673	14,559

Diluted earnings per share	24	￦	3,131	7,978	6,262	13,811

See accompanying notes to the condensed separate interim financial statements.

6

SK TELECOM CO., LTD.

Unaudited Condensed Separate Statements of Comprehensive Income

For the three and six-month periods ended June 30, 2012 and 2011

	Note	June 30, 2012			June 30, 2011
(In millions of won)		Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Net income for the period		￦	231,366	576,338	474,387	1,035,058

Other comprehensive income(loss)
Net change in fair value of available-for-sale financial assets	20		(36,577)	(48,276)	(95,379)	(180,734)
Gains (losses) on valuation of derivatives	16,20		17,086	2,763	(32,493)	6,227
Actuarial losses, net on defined benefit obligations	15,19		(1,202)	(5,887)	(1,541)	(5,620)

			(20,693)	(51,400)	(129,413)	(180,127)

Total comprehensive income		￦	210,673	524,938	344,974	854,931

See accompanying notes to the condensed separate interim financial statements.

7

SK TELECOM CO., LTD.

Unaudited Condensed Separate Statements of Changes in Equity

For the six-month periods ended June 30, 2012 and 2011

			Share premium				Retained earnings	Reserves	Total equity
(In millions of won)	Share capital		Paid-in surplus	Treasury stock	Loss on disposal of treasury stock	Other
Balance, January 1, 2011	￦	44,639	2,915,887	(2,202,439)	(15,875)	(722,216)	10,824,356	736,606	11,580,958
Cash dividends		—	—	—	—	—	(597,198)	—	(597,198)
Total comprehensive income
Net income		—	—	—	—	—	1,035,058	—	1,035,058
Other comprehensive loss		—	—	—	—	—	(5,620)	(174,507)	(180,127)

Balance, June 30, 2011	￦	44,639	2,915,887	(2,202,439)	(15,875)	(722,216)	11,256,596	562,099	11,838,691

Balance, January 1, 2012	￦	44,639	2,915,887	(2,410,451)	(18,855)	(722,597)	11,837,185	320,494	11,966,302
Cash dividends		—	—	—	—	—	(585,438)	—	(585,438)
Transfer of business		—	—	—	—	(144)	—	—	(144)
Total comprehensive income
Net income		—	—	—	—	—	576,338	—	576,338
Other comprehensive loss		—	—	—	—	—	(5,887)	(45,513)	(51,400)

Balance, June 30, 2012	￦	44,639	2,915,887	(2,410,451)	(18,855)	(722,741)	11,822,198	274,981	11,905,658

See accompanying notes to the condensed separate interim financial statements.

8

SK TELECOM CO., LTD.

Unaudited Condensed Separate Statements of Cash Flows

For the six-month periods ended June 30, 2012 and 2011

(In millions of won)	Note	2012		2011
Cash flows from operating activities:
Cash generated from operating activities
Net income for the period		￦	576,338	1,035,058
Adjustments for income and expenses	29		1,136,953	1,154,167
Changes in assets and liabilities related to operating activities	29		119,367	1,185,950

Sub-total			1,832,658	3,375,175
Interest received			31,315	68,835
Dividends received			25,780	26,472
Interest paid			(127,328)	(102,875)
Income tax paid			(227,427)	(336,969)

Net cash provided by operating activities			1,534,998	3,030,638

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term investment securities, net			50,179	147,000
Decrease in short-term financial instruments, net			465,500	—
Collection of short-term loans			138,028	88,506
Proceeds from disposal of long-term investment securities			14,185	214,512
Proceeds from disposal of investments in subsidiaries and associates			88,602	6,529
Proceeds from disposal of property and equipment			763	1,204
Proceeds from disposal of intangible assets			2,195	2,118
Collection of long-term loans			5,348	7,037
Proceeds from disposal of other non-current assets			—	386

Sub-total			764,800	467,292
Cash outflows for investing activities:
Increase in short-term financial instruments, net			—	(205,500)
Increase in short-term loans			(120,000)	(124,974)
Increase in long-term financial instruments			—	(7,500)
Acquisition of long-term investment securities			(3,305)	(215,158)

9

SK TELECOM CO., LTD.

Unaudited Condensed Separate Statements of Cash Flows

For the six-month periods ended June 30, 2012 and 2011

Acquisition of investments in subsidiaries and associates	(3,082,544)	(38,288)
Acquisition of property and equipment	(1,097,496)	(1,096,007)
Acquisition of intangible assets	(21,897)	(15,586)
Increase in long-term loans	(22)	(562)
Cash outflows from transfer of business	(3,387)	—
Increase in other non-current assets	(19)	—

Sub-total	(4,328,670)	(1,703,575)

Net cash used in investing activities	(3,563,870)	(1,236,283)

See accompanying notes to the condensed separate interim financial statements.

10

SK TELECOM CO., LTD.

Unaudited Condensed Separate Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2012 and 2011

(In millions of won)	Note	2012		2011
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings		￦	700,000	—
Proceeds from long-term borrowings			1,986,800	—
Issuance of debentures			369,970	—
Cash inflows from settlement of derivatives			1,517	—

Sub-total			3,058,287	—
Cash outflows for financing activities:
Repayment of short-term borrowings			(500,000)	—
Repayment of current portion of long-term debt			(92,158)	(520,000)
Repayment of debentures			(372,539)	(332,160)
Payment of cash dividends			(585,437)	(597,198)
Cash outflows from settlement of derivatives			(5,415)	(17,694)

Sub-total			(1,555,549)	(1,467,052)

Net cash provided by (used in) financing activities			1,502,738	(1,467,052)

Net increase (decrease) in cash and cash equivalents			(526,134)	327,303
Cash and cash equivalents at beginning of the period			895,558	357,470
Effects of exchange rate changes on cash and cash equivalents			(46)	(1)

Cash and cash equivalents at end of the period		￦	369,378	684,772

See accompanying notes to the condensed separate interim financial statements.

11

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in June 1984 under the laws of Republic of Korea (“Korea”) to engage in providing cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications in Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of June 30, 2012, the Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings, Co., Ltd.	20,363,452	25.22
Tradewinds Global Investors, LLC	3,241,956	4.01
Institutional investors and other minority stockholders	46,089,591	57.08
Treasury stock	11,050,712	13.69

Total number of shares	80,745,711	100.00

2.	Basis of Preparation

(1) Statement of compliance

These condensed separate interim financial statements were prepared in accordance with K-IFRS No. 1034, ‘Interim Financial Reporting’ as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2011. These unaudited condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, ‘Consolidated and Separate Financial Statements’ presented by a parent, an investor in an associate or a venturer in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

12

2.	Basis of Preparation, Continued

(2) Use of estimates and judgments

The preparation of the unaudited condensed separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these unaudited condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the financial statements as of and for the year ended December 31, 2011.

(3) Common Control Transactions

SK Holdings Co, Ltd. (“the Ultimate Controlling Entity”) is the Ultimate Controlling Entity of the Company because it has de facto control of the Company. Accordingly, gains and losses from business acquisitions and dispositions involving entities that are under the control of the Ultimate Controlling Entity are accounted for as common control transactions within equity.

3.	Significant Accounting Policies

The accounting policies applied by the Company in these unaudited condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2011.

4.	Restricted Deposits

Deposits which are restricted in use as of June 30, 2012 and December 31, 2011 are summarized as follows:

(In millions of won)	June 30, 2012		December 31, 2011
Short-term financial instruments (*)	￦	70,000	70,000
Long-term financial instruments (*)		7,569	7,569

	￦	77,569	77,569

(*)	These financial instruments include financial instruments restricted in use in relation to the various charitable contributions which are non-cancellable until maturity.

13

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of June 30, 2012 and December 31, 2011 are as follows:

	June 30, 2012
(In millions of won)	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable—trade	￦	1,431,577	(95,391)	1,336,186
Short-term loans		76,401	(1,020)	75,381
Accounts receivable—other		462,236	(42,641)	419,595
Accrued income		3,881	—	3,881

		1,974,095	(139,052)	1,835,043
Non-current assets:
Long-term loans		89,190	(23,503)	65,687
Long-term accounts receivable—other		694	—	694
Guarantee deposits		146,343	—	146,343

		236,227	(23,503)	212,724

Total	￦	2,210,322	(162,555)	2,047,767

	December 31, 2011
(In millions of won)	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable—trade	￦	1,400,758	(118,524)	1,282,234
Short-term loans		89,387	(1,151)	88,236
Accounts receivable—other		802,581	(28,360)	774,221
Accrued income		5,278	—	5,278

		2,298,004	(148,035)	2,149,969
Non-current assets:
Long-term loans		98,886	(23,604)	75,282
Long-term accounts receivable—other		5,393	—	5,393
Guarantee deposits		155,389	—	155,389

		259,668	(23,604)	236,064

Total	￦	2,557,672	(171,639)	2,386,033

14

5.	Trade and Other Receivables, Continued

(2)	The movement in allowance for doubtful accounts in respect of trade and other receivables during the six-month periods ended June 30, 2012 and 2011 was as follows:

	For the six-month period ended
(In millions of won)	June 30, 2012		June 30, 2011
Balance at January, 1	￦	171,639	210,996
Increase of bad debt		27,925	23,470
Reversal of allowance for doubtful accounts		(4,475)	—
Write-off		(51,203)	(31,008)
Collection of receivables written-off		18,669	4,573

Balance at June, 30	￦	162,555	208,031

(3)	Details of trade and other receivables, overdue but not impaired, and impaired accounts receivable as of June 30, 2012 and December 31, 2011 are as follows:

	June 30, 2012			December 31, 2011
(In millions of won)	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Accounts receivable	￦	1,025,466	714,393	944,178	1,072,199
Overdue but not impaired accounts receivable		37,464	—	24,880	—
Impaired accounts receivable		368,647	64,352	431,700	84,715

		1,431,577	778,745	1,400,758	1,156,914
Allowance for doubtful accounts		(95,391)	(67,164)	(118,524)	(53,115)

	￦	1,336,186	711,581	1,282,234	1,103,799

The Company establishes the allowance for doubtful accounts based on the likelihood of recoverability of accounts receivable based on the aging of accounts receivable at the end of the period, past customer default experience and their credit status, and economic and industrial factors.

15

5.	Trade and Other Receivables, Continued

(4)	The aging of overdue but not impaired accounts receivable as of June 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	June 30, 2012		December 31, 2011
Less than 1 month	￦	15,225	4,229
1 ~ 3 months		5,331	6,979
3 ~ 6 months		5,650	3,336
More than 6 months		11,258	10,336

	￦	37,464	24,880

6.	Investment Securities

(1)	Details of short-term investment securities as of June 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	June 30, 2012		December 31, 2011
Beneficiary certificates (*)	￦	41,069	90,287
Current portion of long-term investment securities		8,876	286

	￦	49,945	90,573

(*)	The distributions arising from beneficiary certificates as of June 30, 2012, were accounted for as accrued income.

(2)	Details of long-term available-for-sale financial assets as of June 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	June 30, 2012		December 31, 2011
Equity securities:
Marketable equity securities	￦	1,052,372	1,095,747
Unlisted equity securities		18,737	15,903
Equity investments		131,622	175,466

		1,202,731	1,287,116
Debt securities:
Public bonds (*1)		401	401
Investment bonds (*2)		25,390	25,207

		25,791	25,608

Total		1,228,522	1,312,724
Less current portion of long-term investment securities		(8,876)	(286)

Long-term investment securities	￦	1,219,646	1,312,438

(*1) Details of maturity for the public bonds as of June 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	June 30, 2012		December 31, 2011
Less than 1 year	￦	45	45
1 ~ 5 years		356	356

	￦	401	401

(*2)	The Company classified convertible bonds of NanoEnTek, Inc. (carrying amount as of June 30, 2012: W 16,799 million), which were acquired during the year ended December 31, 2011, as financial assets at fair value through profit or loss. The difference between acquisition cost and fair value is accounted for as finance income (loss).

16

6.	Investment Securities, Continued

On February 2, 2012, SK Communications Co., Ltd, a subsidiary of the Company, disposed W 20,000 million of convertible securities issued by Etoos Co., Ltd. to Shinhan the 2nd Private Investment Company for W 19,000 million. In relation to this transaction, the Company recognized a gain on the disposal of available-for-sale financial assets of W 2,812 million.

7.	Investments in Subsidiaries and Associates

(1)	Investments in subsidiaries and associates as of June 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	June 30, 2012		December 31, 2011
Investments in subsidiaries	￦	3,376,985	3,382,939
Investments in associates		4,595,924	1,264,567

	￦	7,972,909	4,647,506

(2)	Details of investments in subsidiaries as of June 30, 2012 and December 31, 2011 are as follows:

	June 30, 2012				December 31, 2011
(In millions of won)	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,082,272	83.5	￦	144,740	144,740
Ntreev Soft Co., Ltd.(*1)	—	—		—	7,708
SK Broadband Co., Ltd.	149,638,354	50.6		1,242,246	1,242,247
PS&Marketing Corporation	46,000,000	100.0		213,934	213,934
Service Ace Co., Ltd.	4,385,400	100.0		21,927	21,927
Service Top Co., Ltd.	2,856,200	100.0		14,281	14,281
Network O&S Co., Ltd.	3,000,000	100.0		15,000	15,000
SK Planet Co., Ltd.	60,000,000	100.0		1,234,884	1,234,884
SK Telecom China Holdings Co., Ltd.	—	100.0		29,116	29,116
SKY Property Mgmt. Ltd.	22,980	60.0		264,850	264,850
SKT Vietnam PTE. Ltd.	180,476,700	73.3		26,264	26,264
SKT Americas, Inc.	122	100.0		65,379	65,379
YTK Investment Ltd.	—	100.0		52,123	52,123
Atlas Investment(*2)	—	100.0		52,241	50,486

			￦	3,376,985	3,382,939

17

7.	Investments in Subsidiaries and Associates, Continued

(*1)	During the six-month period ended June 30, 2012, the Company sold 2,064,970 shares (ownership interest of 63.7%) of investment in Ntreev Soft Co., Ltd. to NCsoft Corporation and recognized gain on disposal of W 80,482 million.
(*2)	During the six-month period ended June 30, 2012, the Company additionally invested W 1,754 million in Atlas Investment.

(3)	Details of investments in associates as of June 30, 2012 and December 31, 2011 are as follows:

	June 30, 2012				December 31, 2011
(In millions of won)	Number of shares	Ownership percentage (%)	Carrying amount		Carrying amount
SK Marketing & Company Co., Ltd.	5,000,000	50.0	￦	112,531	112,531
SK China Company Ltd.	720,000	22.5		47,830	47,830
SK USA, Inc.	49	49.0		5,498	5,498
HappyNarae Co., Ltd. (*1)	680,000	42.5		12,250	12,250
F&U Credit information Co., Ltd.	300,000	50.0		4,482	4,482
Korea IT Fund(*2)	190	63.3		220,957	220,957
Wave City Development Co., Ltd.(*3)	382,000	19.1		1,532	1,532
HanaSK Card Co., Ltd.	57,647,058	49.0		400,000	400,000
Daehan Kanggun BcN Co., Ltd.	1,461,486	29.0		8,340	8,340
NanoEnTek, Inc.(*3)	1,807,130	9.3		11,000	11,000
Health Connect Co., Ltd.	141,000	49.5		1,410	1,410
UNISK (Beijing) Information Technology Co., Ltd.	49	49.0		4,247	4,247
TR Entertainment	—	42.2		7,560	7,560
SK Industrial Development China Co., Ltd.	—	35.0		83,691	83,691
Packet One Network	1,151,556	28.2		137,751	137,751
SK Technology Innovation Company	9,800	49.0		85,873	85,873
Lightsquared Inc.(*3,4)	3,387,916	3.3		—	72,096
SK Hynix Inc.(*5)	146,100,000	21.1		3,374,726	—
SK MENA Investment B.V.(*6)	—	32.1		14,485	—
SK Latin America Investment S.A.(*7)	—	32.1		14,242	—
SK Wyverns Baseball Club Co., Ltd. and others	—	—		47,519	47,519

			￦	4,595,924	1,264,567

18

7.	Investments in Subsidiaries and Associates, Continued

(*1)	Name of the company has been changed from MRO Korea Co., Ltd. to HappyNarae Co., Ltd. during the six-month period ended June 30, 2012.
(*2)	Investment in Korea IT Fund was classified as investments in associates as the Company only has less than 50% of voting rights under the contract, and therefore does not have control over Korea IT Fund under the agreement.
(*3)	Investments in these associates were classified as investments in associates as the Company has the ability to exercise significant influence on these associates through participation on their board of directors.
(*4)	The Company recognized impairment loss of W 72,096 million during the six-month period ended June 30, 2012.
(*5)	The Company acquired 146,100,000 shares (ownership interest of 21.1%) of SK Hynix Inc. through purchase of existing shares and subscription of new shares at February 14, 2012.
(*6)	The Company acquired 32.1% of ownership interest of SK MENA Investment B.V. during the six-month period ended June 30, 2012.
(*7)	The Company acquired 32.1% of ownership interest of SK Latin America Investment S.A. during the six-month period ended June 30, 2012.

(4)	The market price of investments in listed subsidiaries as of June 30, 2012 and December 31, 2011 are as follows:

(In millions of won, except for share data)

	June 30, 2012				December 31, 2011
	Market value per share		Number of shares	Market price	Market value per share	Number of shares	Market price
SK Broadband Co., Ltd.	￦	2,915	149,638,354	436,196	3,460	149,638,354	517,749

19

8.	Property and Equipment

(1)	Property and equipment as of June 30, 2012 and December 31, 2011 are as follows:

	June 30, 2012					December 31, 2011
(In millions of won)	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount	Carrying amount
Land	￦	414,055	—	—	414,055	409,696
Buildings		1,083,563	(423,968)	—	659,595	676,095
Structures		594,103	(302,228)	—	291,875	300,995
Machinery		16,227,782	(12,371,809)	(12,531)	3,843,442	3,581,275
Other		1,442,737	(833,049)	—	609,688	640,317
Construction in progress		431,228	—	—	431,228	651,791

Total	￦	20,193,468	(13,931.054)	(12,531)	6,249,883	6,260,169

(2)	Changes in property and equipment for the six-month periods ended June 30, 2012 and 2011 are as follows:

	For the six-month period ended June 30, 2012
(In millions of won)	Beginning balance		Acquisition(*1)	Disposal	Transfer	Depreciation	Impairment loss(*2)	Ending balance
Land	￦	409,696	3	(44)	4,400	—	—	414,055
Buildings		676,095	340	(23)	3,308	(20,125)	—	659,595
Structures		300,995	2,808	(4)	5,615	(17,539)	—	291,875
Machinery		3,581,275	53,844	(442)	833,129	(611,833)	(12,531)	3,843,442
Other		640,317	732,880	(1,068)	(715,880)	(46,561)	—	609,688
Construction in progress		651,791	308,886	(810)	(528,639)	—	—	431,228

	￦	6,260,169	1,098,761	(2,391)	(398,067)	(696,058)	(12,531)	6,249,883

(*1)	Acquisition for the six-month period ended June 30, 2012 includes assets transferred of W 1,265 million in relation to the transfer of Imagine business from SK Planet Co., Ltd.
(*2)	The Company recognized impairment loss on property and equipment of W 12,531 million in relation to the Digital Multimedia Broadcasting service.

20

8.	Property and Equipment, Continued

	For the six-month period ended June 30, 2011
(In millions of won)	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	￦	402,702	2,109	(92)	508	—	405,227
Buildings		686,645	14,749	(48)	3,989	(19,301)	686,034
Structures		242,004	6,774	(4)	1,099	(15,805)	234,068
Machinery		3,240,001	17,059	(1,211)	605,631	(623,584)	3,237,896
Other		521,499	609,904	(992)	(454,068)	(39,084)	637,259
Construction in progress		376,896	642,601	(4,922)	(221,801)	—	792,774

	￦	5,469,747	1,293,196	(7,269)	(64,642)	(697,774)	5,993,258

9.	Investment Property

(1)	Investment property as of June 30, 2012 and December 31, 2011 are as follows:

	June 30, 2012				December 31, 2011
(In millions of won)	Acquisition cost		Accumulated depreciation	Carrying amount	Carrying amount
Land	￦	9,259	—	9,259	9,001
Buildings		44,739	(23,297)	21,442	21,698

	￦	53,998	(23,297)	30,701	30,699

(2)	Changes in investment property for the six-month periods ended June 30, 2012 and 2011 are as follows:

	For the six-month period ended June 30, 2012
(In millions of won)	Beginning balance		Transfer	Depreciation	Ending balance
Land	￦	9,001	258	—	9,259
Buildings		21,698	488	(744)	21,442

	￦	30,699	746	(744)	30,701

	For the six-month period ended June 30, 2011
(In millions of won)	Beginning balance		Transfer	Depreciation	Ending balance
Land	￦	9,508	(507)	—	9,001
Buildings		25,291	(1,086)	(1,639)	22,566

	￦	34,799	(1,593)	(1,639)	31,567

21

9.	Investment Property, Continued

(3)	Details of fair value of investment property as of June 30, 2012 and December 31, 2011 are as follows:

	June 30, 2012			December 31, 2011
(In millions of won)	Carrying amount		Fair value	Carrying amount	Fair value
Land	￦	9,259	57,490	9,001	51,731
Buildings		21,442	24,092	21,698	21,679

	￦	30,701	81,582	30,699	73,410

The fair value of investment property was appraised on the basis of market price by an independent appraisal company.

10.	Goodwill

Goodwill as of June 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	June 30, 2012		December 31, 2011
Goodwill related to acquisition of Shinsegi Telecom, Inc.	￦	1,306,236	1,306,236

11.	Intangible Assets

(1)	Intangible assets as of June 30, 2012 and December 31, 2011 are as follows:

	June 30, 2012					December 31, 2011
(In millions of won)	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount	Carrying amount
Frequency use rights	￦	2,837,385	(1,014,304)	(2,907)	1,820,174	1,889,102
Land use rights		30,413	(19,054)	—	11,359	12,739
Industrial rights		31,217	(20,748)	—	10,469	8,328
Development costs		124,545	(124,501)	—	44	1,186
Facility usage rights		38,551	(24,258)	—	14,293	15,058
Memberships(*1)		79,865	—	—	79,865	80,607
Other(*2)		1,423,991	(1,075,082)	—	348,909	357,775

Total	￦	4,565,967	(2,277,947)	(2,907)	2,285,113	2,364,795

(*1)	Memberships are classified as intangible assets with indefinite useful life and are not amortized.
(*2)	Other intangible assets consist of computer software and usage rights to a research facility which the Company built and donated to a university which in turn the Company is given rights-to-use for a definite number of years.

22

11.	Intangible Assets, Continued

(2)	Details of changes in intangible assets for the six-month periods ended June 30, 2012 and 2011 are as follows:

	For the six-month period ended June 30, 2012
(In millions of won)	Beginning balance		Acquisition(*1)	Disposal	Transfer	Amortization	Impairment loss(*2)	Ending balance
Frequency use rights	￦	1,889,102	16,659	—	—	(82,680)	(2,907)	1,820,174
Land use rights		12,739	1,140	(80)	—	(2,440)	—	11,359
Industrial rights		8,328	3,624	—	—	(1,483)	—	10,469
Development costs		1,186	—	—	—	(1,142)	—	44
Facility usage rights		15,058	385	(41)	13	(1,122)	—	14,293
Memberships		80,607	—	(742)	—	—	—	79,865
Other		357,775	8,298	(1,430)	53,140	(68,874)	—	348,909

	￦	2,364,795	30,106	(2,293)	53,153	(157,741)	(2,907)	2,285,113

(*1)	Acquisition for the six-month period ended June 30, 2012 includes assets transferred of W 200 million in relation to the transfer of Imagine business from SK Planet Co., Ltd.
(*2)	The Company recognized impairment loss on intangible assets of W 2,907 million in relation to the frequency use rights of the discontinued Digital Multimedia Broadcasting service.

	For the six-month period ended June 30, 2011
(In millions of won)	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency use rights	￦	709,043	—	—	(470)	(66,421)	642,152
Land use rights		11,130	2,547	(98)	—	(1,979)	11,600
Industrial rights		14,748	843	—	322	(1,713)	14,200
Development costs		4,898	—	—	—	(1,813)	3,085
Facility usage rights		16,702	248	(71)	31	(1,113)	15,797
Memberships		90,108	2,981	(2,383)	—	—	90,706
Other		578,340	8,967	—	66,899	(143,299)	510,907

	￦	1,424,969	15,586	(2,552)	66,782	(216,338)	1,288,447

23

11.	Intangible Assets, Continued

(3)	The carrying amount and residual useful lives of frequency usage rights as of June 30, 2012 are as follows:

(In millions of won)	Amount		Description	Residual useful lives
W-CDMA license	￦	437,800	Frequency use rights relating to W-CDMA service	(*1)
W-CDMA license		73,399	Frequency use rights relating to W-CDMA service	(*2)
800MHz license		364,896	Frequency use rights relating to CDMA and LTE service	(*3)
1.8GHz license		928,203	Frequency use rights relating to LTE service	(*4)
WiBro license		—	WiBro service	(*5)
WiBro license		15,876	WiBro service	(*6)

	￦	1,820,174

(*1)	The Company purchased the W-CDMA license from Korea Communication Commission (“KCC”) on December 4, 2001. Amortization of the W-CDMA license commenced once the Company began its commercial W-CDMA services on December 29, 2003, under a straight-line basis over the remaining useful life of the license. The W-COMA license will expire in December 2016.
(*2)	The Company purchased the additional W-CDMA license from KCC in May 2010. Amortization of the additional W-CDMA license commenced once the Company started its related commercial W-CDMA services on October 7, 2010, under a straight-line basis over the remaining useful life of the W-CDMA license. The additional W-COMA license will expire in December 2016.
(*3)	The Company purchased 800MHz license from KCC in June 2011. Amortization of the 800MHz license commenced once the Company started its related commercial CDMA and LTE services on July 1, 2011, under a straight-line basis over the remaining useful life of the 800MHz license. The 800MHz license will expire in June 2021.
(*4)	The Company purchased 1.8GHz license from KCC in December 2011. Amortization of the 1.8GHz license will be commenced when the Company starts its related commercial LTE services in July 2012, under a straight-line basis over the remaining useful life of the 1.8GHz license. The 1.8GHz license will expire in December 2021.

24

11.	Intangible Assets, Continued

(*5)	The WiBro license was used for seven years from the purchase date when the Company started its commercial WiBro services on March 30, 2005. The amortization is completed during the six-month period ended June 30, 2012 as the useful life matures.
(*6)	The Company additionally purchased WiBro license in March 2012. Amortization of this WiBro license commenced when the Company started its commercial WiBro services on March 30, 2012, under a straight line basis over the remaining useful life. This WiBro license will expire in March 2019.

12.	Borrowings and Debentures

(1)	Short-term borrowings as of June 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
Type	Annual interest rate (%)	Maturity	June 30, 2012		December 31, 2011
Commercial paper	3.43	Jul. 26, 2012	￦	200,000	—

(2)	Long-term borrowings as of June 30, 2012 and December 31, 2011 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	June 30, 2012	December 31, 2011
Bank of Communications (*1,2)	6M Libor + 0.29	Oct. 10, 2013	￦34,614 (USD 30,000)	34,599 (USD 30,000)
Bank of China(*1)	6M Libor + 0.29	Oct. 10, 2013	23,076 (USD 20,000)	23,066 (USD 20,000)
DBS Bank(*1)	6M Libor + 0.29	Oct. 10, 2013	28,845 (USD 25,000)	28,833 (USD 25,000)
SMBC(*1)	6M Libor + 0.29	Oct. 10, 2013	28,845 (USD 25,000)	28,832 (USD 25,000)
Kookmin Bank and 13 others	4.48	Feb. 14, 2015	2,000,000	—

			2,115,380	115,330
Less present value discount on long-term borrowings			(11,637)	—

			￦2,103,743	115,330

(*1)	As of June 30, 2012, 6M Libor rate is 0.73%.

25

12.	Borrowings and Debentures, Continued

(*2)	As of June 30, 2012, the Company’s lender is Bank of Communications as Credit Agricole transferred the loans to Bank of Communications during the six-month period ended June 30, 2012.

(3)	Debentures as of June 30, 2012 and December 31, 2011 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Japanese Yen, thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)		June 30, 2012	December 31, 2011
Unsecured private bonds	Refinancing	2016	5.00	￦	200,000	200,000
Unsecured private bonds	fund	2013	4.00		200,000	200,000
Unsecured private bonds		2014	5.00		200,000	200,000
Unsecured private bonds (*1)		2012	3M Euro Yen Libor + 0.55		181,724 (JPY 12,500,000)	185,645 (JPY 12,500,000)
Unsecured private bonds	Other fund	2015	5.00		200,000	200,000
Unsecured private bonds		2018	5.00		200,000	200,000
Unsecured private bonds		2013	6.92		250,000	250,000
Unsecured private bonds		2016	5.54		40,000	40,000
Unsecured private bonds		2012	3M Euro Yen Libor + 2.50		—	44,555 (JPY 3,000,000)
Unsecured private bonds		2016	5.92		230,000	230,000
Unsecured private bonds		2012	3M Euro Yen Tibor + 2.50		—	74,258 (JPY 5,000,000)
Unsecured private bonds	Operating fund	2016	3.95		110,000	110,000
Unsecured private bonds		2021	4.22		190,000	190,000
Foreign global bonds		2027	6.63		461,520 (USD 400,000)	461,320 (USD 400,000)
Exchangeable bonds (*4,5)	Refinancing fund	2014	1.75		392,112 (USD 332,528)	397,886 (USD 332,528)
Floating rate notes (*2)	Operating fund	2012	3M Libor + 3.15		—	253,726 (USD 220,000)
Floating rate notes (*2)		2014	3M Libor + 1.60		288,450 (USD 250,000)	288,325 (USD 250,000)
Floating rate notes (*3)		2014	SOR rate + 1.20		58,534 (SGD 65,000)	57,619 (SGD 65,000)

26

12.	Borrowings and Debentures, Continued

Swiss unsecured private bonds	2017	1.75		358,434 (CHF 300,000)	—

Sub-total				3,560,774	3,583,334
Less discounts on bonds				(35,014)	(37,329)

				3,525,760	3,546,005
Less current portion of bonds				(181,676)	(955,375)

			￦	3,344,084	2,590,630

(*1)	As of June 30, 2012, 3M EURO Yen Libor rate is 0.19%.
(*2)	As of June 30, 2012, 3M Libor rate is 0.46%.
(*3)	As of June 30, 2012, SOR rate is 0.38%.
(*4)	As of June 30, 2012, exchangeable bonds are classified as financial liabilities at fair value through profit or loss. As of December 31, 2011, the exchangeable bonds were classified as current liabilities as the bond holders would be eligible to redeem their notes at 100% of the principal amount on April 7, 2012. However, as of June 30, 2012, the exchangeable bonds are reclassified as non-current liabilities as the bond holders have not exercised and have lost their early redemption right.

27

12.	Borrowings and Debentures, Continued

(*5)	On April 7, 2009, the Company issued exchangeable bonds with a maturity of five years in the principal amount of USD 332,528,000 for USD 326,397,463 with a coupon rate of 1.75%. As of June 30, 2012, fair value of the exchangeable bonds is USD 352,978,472. The exchange price could be adjusted and the exchange price is ￦199,280 with the exchange rate of ￦1,383.40 per USD 1.

The Company may redeem the principal amount after 3 years from the issuance date if the market price exceeds 130% of the exchange price during a predetermined period. On the other hand, the bond holders may redeem their notes at 100% of the principal amount on April 7, 2012 (3 years from the issuance date). The exchange right may be exercised during the period from May 18, 2009 to March 24, 2014 and the number of common shares that can be exchanged as of June 30, 2012 is 2,308,406 shares.

Exchange of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains fo reign governments, individuals and entities from owning more than 49% of the Company’s voting stock. If such 49% ownership limitation is violated due to the exercise of exchange rights, the Company will pay the bond holder a cash settlement which will be determined at the average price of one day after a holder exercises its exchange right or the weighted average price for the following five or twenty business days. Unless either previously redeemed or exchanged, the notes are redeemable at 100% of the principal amount at maturity.

In accordance with a resolution of the Board of Directors on February 9, 2012, the exchange price has changed from ￦209,853 to ￦199,280 and the number of common shares that can be exchanged was changed from 2,192,102 shares to 2,308,406 shares due to the payment of periodic dividends. During the six-month period ended June 30, 2012, no exchange was made.

(4)	Details of issuance or repayments of borrowings and debentures for the six-month period ended June 30, 2012 are as follows:

(In millions of won, thousands of Japanese yen)
Lender	Annual interest rate (%)	Maturity	Coupon value		Carrying amount
January 1, 2012			￦	3,698,663	3,661,334
Issues:
Short-term borrowings	4.29	2013		500,000	500,000
Commercial paper	3.43	2012		200,000	200,000
Long-term borrowings	4.48	2015		2,000,000	2,000,000

28

12.	Borrowings and Debentures, Continued

Swiss unsecured private bonds	1.75	2017		363,552 (CHF 300,000)		363,552 (CHF 300,000)
Commissions and others	—	—		—		(15,201)
Redemption
Short-term borrowings(*1)	4.29	2013		(500,000)		(500,000)
Unsecured private bonds	3M Euro Yen Libor + 2.50	2012		(44,555 (JPY 3,000,000	) )	(44,555 (JPY 3,000,000	) )
Unsecured private bonds	3M Euro Yen Tibor + 2.50	2012		(74,258 (JPY 5,000,000	) )	(74,258 (JPY 5,000,000	) )
Floating rate notes	3M Libor + 3.15	2012		(253,726 (USD 220,000	) )	(253,726 (USD 220,000	) )
Other:
Foreign translation gain (loss) and others(*2)				(13,522)		(7,643)

June 30, 2012			￦	5,876,154		5,829,503

(*1)	For the six-month period ended June 30, 2012, the Company early redeemed the short-term borrowings while the contractual maturity is February 14, 2013.
(*2)	Foreign translation gain (loss) and others represent changes from foreign translation gain (loss) of foreign currency borrowings and debentures and amortization of bond discount.

13.	Long-term Payables—other

(1)	As of June 30, 2012 and December 31, 2011, long-term payables consist of payables related to acquisition of W-CDMA licenses for 2.1GHz, 800MHZ, 1.8GHz and 2.3GHz frequency and other details are as follows (Refer to note 11):

(In millions of won)	2.1GHz		800MHz	1.8GHz	2.3GHz	Total
Period of repayment		2012~2014	2013~2015	2012~2021	2014~2016
Coupon rate(*1)		3.58%	3.51%	3.00%	3.00%
Annual effective interest rate(*2)		5.89%	5.69%	5.25%	5.80%
Nominal value	￦	52,600	208,250	746,250	8,650	1,015,750
Present value discount on long-term payables—other		(3,237)	(11,060)	(66,797)	(641)	(81,735)

Present value of long-term payables – other at the time of acquisition		49,363	197,190	679,453	8,009	934,015

29

13.	Long-term Payables—other, Continued

Nominal value		52,600	208,250	746,250	—	1,007,100
Present value discount on long-term payables—other		(3,237)	(11,060)	(66,797)	—	(81,094)
Current portion of long-term payables—other		(17,533)	—	(74,625)	—	(92,158)
Accumulated amortization of present value discount at December 31, 2011		2,065	1,925	3,136	—	7,126
Carrying amount as of December 31, 2011		33,895	199,115	607,964	—	840,974
Increase		—	—	—	8,650	8,650
Present value discount on long-term payables—other		—	—	—	(641)	(641)
Amortization of present value discount on long-term payables—other		300	1,233	1,770	52	3,355
Less current portion of long-term payables—other		(16,997)	(66,481)	(66,080)	—	(149,558)

Carrying amount at June 30, 2012	￦	17,198	133,867	543,654	8,061	702,780

(*1)	The Company applied an annual interest rate equal to the previous year average lending rate of public funds financing account less 1%.
(*2)	The Company estimated the discount rate based on its credit ratings and corporate bond yield rate as there is no market interest rate available for long-term accounts payables-other.

(2)	The repayment schedule of long-term payables—other as of June 30, 2012 is as follows:

(In millions of won)	Amount
2013	￦	161,575
2014		164,458
2015		146,925
2016 and thereafter		450,633

	￦	923,591

30

14.	Provisions

Change in provisions for the six-month periods ended June 30, 2012 and 2011 are as follows:

	For the six-month period ended June 30, 2012					As of June 30, 2012
(In millions of won)	Beginning balance		Increase	Utilization	Ending balance	Current	Non-current
Provision for handset subsidy	￦	762,238	262,346	(374,143)	650,441	568,298	82,143
Provision for restoration		28,623	8,822	(132)	37,313	4,707	32,606

	￦	790,861	271,168	(374,275)	687,754	573,005	114,749

	For the six-month period ended June 30, 2011					As of June 30, 2011
(In millions of won)	Beginning balance		Increase	Utilization	Ending balance	Current	Non-current
Provision for handset subsidy	￦	732,042	470,235	(427,513)	774,764	657,820	116,944
Provision for restoration		27,740	1,872	—	29,612	—	29,612

	￦	759,782	472,107	(427,513)	804,376	657,820	146,556

The Company has provided a handset subsidy for the subscribers who purchase handsets on an installment basis and recognized a provision for handset subsidy in accordance with the payment duration as of period end.

15.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of June 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	June 30, 2012		December 31, 2011
Present value of defined benefit obligations	￦	110,003	95,359
Fair value of plan assets		(69,830)	(68,619)

	￦	40,173	26,740

(2)	Principal actuarial assumptions as of June 30, 2012 and December 31, 2011 are as follows:

	June 30, 2012	December 31, 2011
Discount rate for defined benefit obligations	4.53%	4.53%
Inflation rate	3.00%	3.00%
Expected rate of return on plan assets	3.67%	4.74%
Expected rate of salary increase	5.92%	5.62%

Discount rate for defined benefit obligation is determined based on the Company’s credit ratings and yield rate of corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of return on plan assets represent weighted average rate of market value of the individual assets on the plan. Expected rate of return on plan assets is determined based on the historical yield rate and current market conditions. Expected rate of salary increase is determined based on the Company’s historical promotion index, inflation rate and salary increase ratio in accordance with salary agreement. Inflation rate is determined based on inflation data declared by Bank of Korea.

31

15.	Defined Benefit Liabilities, Continued

(3)	Changes in defined benefit obligations for the six-month periods ended June 30, 2012 and 2011 are as follows:

	For the six-month period ended
(In millions of won)	June 30, 2012		June 30, 2011
Beginning balance	￦	95,359	105,966
Current service cost		14,365	15,085
Interest cost		2,169	2,910
Actuarial gain or loss		8,380	4,989
Benefit paid		(11,113)	(12,996)
Others(*)		843	220

Ending balance	￦	110,003	116,174

(*)	Others include transfer to construction in progress and transfer from SK Planet Co., Ltd. in relation to the transfer of Imagine business.

(4)	Changes in plan assets for the six-month periods ended June 30, 2012 and 2011 are as follows:

	For the six-month period ended
(In millions of won)	June 30, 2012		June 30, 2011
Beginning balance	￦	68,619	84,584
Expected return on plan assets		1,044	1,911
Actuarial gain or loss		614	(631)
Benefit paid		(1,636)	(6,588)
Contributions to the plan		1,000	—
Others(*)		189	—

Ending balance	￦	69,830	79,276

(*)	Others include transfer from SK Planet Co., Ltd. in relation to the transfer of Imagine business.

(5)	Expenses recognized in profit and loss for the six-month periods ended June 30, 2012 and 2011 are as follows:

	For the six-month period ended
(In millions of won)	June 30, 2012		June 30, 2011
Current service cost	￦	14,365	15,085
Interest cost		2,169	2,910
Expected return on plan assets		(1,044)	(1,911)

	￦	15,490	16,084

32

15.	Defined Benefit Liabilities, Continued

Expenses recognized in profit or loss are recognized in labor cost, research and development, and construction-in-progress.

(6)	Details of plan assets as of June 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	June 30, 2012		December 31, 2011
Equity instruments	￦	27	—
Debt instruments		15,788	—
Short-term financial instruments, etc.		54,015	68,619

	￦	69,830	68,619

Actual return on plan assets for the six-month periods ended June 30, 2012 and 2011 amounted to ￦1,659 million and ￦1,281 million, respectively.

16.	Derivative Instruments

(1)	Currency swap contracts under cash flow hedge accounting

The Company has entered into a floating-to-fixed cross currency swap contract with Credit Agricole Corporate & Investment Bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings with face amounts totaling USD 100,000,000 borrowed on October 10, 2006. As of June 30, 2012, in connection with unsettled cross currency interest rate swap contracts to which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ￦3,082 million (net of tax effect totaling ￦484 million and foreign currency translation loss arising from U.S. dollar denominated long-term borrowings totaling ￦20,580 million) is accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with HSBC and SMBC Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed Japanese yen denominated bonds with face amounts totaling JPY 12,500,000,000 issued on November 13, 2007. As of June 30, 2012, in connection with unsettled cross currency interest rate swap contracts to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ￦3,223 million (net of tax effect totaling ￦699 million and foreign currency translation loss arising from unguaranteed Japanese yen denominated bonds totaling ￦77,663 million) is accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a fixed-to-fixed cross currency swap contract with Morgan Stanley and five other banks to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling USD 400,000,000 at annual fixed interest rate of 6.63% issued on July 20, 2007. As of June 30, 2012, in connection with unsettled foreign currency swap contract to which cash flow hedge accounting is applied since May 12, 2010, an accumulated loss on valuation of derivatives amounting to ￦21,609 million (net of tax effect totaling ￦6,899 million and foreign currency translation gain arising from unguaranteed U.S. dollar denominated bonds totaling ￦3,932 million) is accounted for as accumulated other comprehensive loss. In connection with the currency swap contract, gain on valuation of currency swap which was incurred before application of hedge accounting, amounting to ￦ 129,806 million was recognized in profit or loss.

33

16.	Derivative Instruments, Continued

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with DBS Bank and Citi Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed U.S. dollar denominated bonds with face amounts totaling USD 250,000,000 issued on December 15, 2011. As of June 30, 2012, in connection with unsettled cross currency interest rate swap contract, an accumulated gain on valuation of derivatives amounting to ￦6,321 million (net of tax effect totaling ￦2,018 million and foreign currency translation gain arising from unguaranteed U.S. dollar denominated bonds totaling ￦1,160 million) is accounted for as other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with United Overseas Bank to hedge the foreign currency risk and the interest rate risk of its Singapore dollar denominated bonds with face amounts totaling SGD 65,000,000 issued on December 15, 2011. As of June 30, 2012, in connection with unsettled cross currency interest rate swap contract, an accumulated loss on valuation of derivatives amounting to ￦229 million (net of tax effect totaling ￦73 million and foreign currency translation loss arising from unguaranteed Singapore dollar denominated bonds totaling ￦1,063 million) is accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a fixed-to-fixed cross currency swap contract with Citi Bank and five other banks to hedge the foreign currency risk of its Swiss Franc denominated bonds with face amounts totaling CHF 300,000,000 issued on June 12, 2012. As of June 30, 2012, in connection with unsettled cross currency interest rate swap contract, an accumulated loss on valuation of derivatives amounting to ￦13,983 million (net of tax effect totaling ￦4,464 million and foreign currency translation gain arising from unguaranteed Swiss Franc denominated bonds totaling ￦5,082 million) is accounted for as accumulated other comprehensive loss.

(2)	As of June 30, 2012, fair values of above derivatives recorded in assets or liabilities and details of derivative instruments are as follows:

(In millions of won, thousands of U.S. dollars, Japanese yen, and Singapore dollars)				Fair value
	Hedged item	Amount	Duration of Contract	Designated as Cash Flow Hedge
Current assets:
Floating-to-fixed cross currency swap	Japanese yen denominated bonds	JPY 12,500,000	Nov. 13, 2007 ~ Nov. 13, 2012	￦	80,187
Non-current assets:
Floating-to-fixed cross currency swap	U.S. dollar denominated long-term borrowings	USD 100,000	Oct. 10, 2006 ~ Oct. 10, 2013		17,014
Fixed-to-fixed cross currency swap	U.S. dollar denominated bonds	USD 400,000	Jul. 20, 2007 ~ Jul. 20, 2027		105,230
Floating-to-fixed cross currency swap	U.S. dollar denominated bonds	USD 250,000	Dec. 15, 2011 ~ Dec. 12, 2014		7,179
Floating-to-fixed cross currency swap	Singapore dollar denominated bonds	SGD 65,000	Dec. 15, 2011 ~ Dec. 12, 2014		760

Total assets				￦	210,370

Non-current liabilities:
Fixed-to-fixed cross currency swap	Swiss Franc denominated bonds	CHF 300,000	Jun. 12, 2012 ~ Jun. 12, 2017		23,529

Total liabilities				￦	23,529

34

17.	Share Capital and Share Premium (Deficit)

The Company’s outstanding share capital consists entirely of common stock with a par value of W 500. The number of authorized, issued and outstanding common shares and share premium as of June 30, 2012 and December 31, 2011 are as follows:

(In millions of won, except for share data)	June 30, 2012		December 31, 2011
Authorized shares		220,000,000	220,000,000
Issued shares(*1)		80,745,711	80,745,711
Share capital
Common stock	￦	44,639	44,639
Share premium:
Paid-in surplus		2,915,887	2,915,887
Treasury stock		(2,410,451)	(2,410,451)
Loss on disposal of treasury stock		(18,855)	(18,855)
Others(*2)		(722,741)	(722,597)

	￦	(236,160)	(236,016)

(*1)	During the years ended December 31, 2003, 2006 and 2009, the Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Law. As a result, the Company’s outstanding shares have decreased without change in the share capital.
(*2)	Others represent the difference between net assets and considerations paid in relation to the transfer of Imagine business from SK Planet Co., Ltd., a subsidiary.

There were no changes in share capital for the six-month period ended June 30, 2012 and for the year ended December 31, 2011.

18.	Treasury Stock

Through 2009, the Company acquired 8,400,712 shares of treasury stock in the open market for W 1,992,083 million to provide stock dividends, issue new stocks, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and to stabilize its stock prices when needed.

35

18.	Treasury Stock, Continued

In addition, the Company acquired 1,250,000 shares of treasury stock for W 210,356 million from July 26, 2010 to October 20, 2010 and 1,400,000 shares of treasury stock for W 208,012 million from July 21, 2011 to September 28, 2011, in accordance with the resolution of the Board of Directors on July 22, 2010 and July 19, 2011, respectively.

As a result of these treasury stock transactions, as of June 30, 2012 and December 31, 2011, the Company has 11,050,712 shares of treasury stock at W 2,410,451 million.

19.	Retained Earnings

(1)	Retained earnings as of June 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	June 30, 2012		December 31, 2011
Appropriated:	￦
Legal reserve		22,320	22,320
Reserve for research & manpower development		220,000	535,595
Reserve for business expansion		9,106,138	8,009,138
Reserve for technology development		1,901,300	1,524,000

		11,249,758	10,091,053
Unappropriated		572,440	1,746,132

	￦	11,822,198	11,837,185

(2)	Legal reserve

The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

(3)	Reserve for research & manpower development

Reserve for research and manpower development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditure for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

36

20.	Reserves

(1)	Details of reserves as of June 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	June 30, 2012		December 31, 2011
Net change in fair value of available-for-sale financial assets	￦	304,340	352,616
Losses on valuation of derivatives		(29,359)	(32,122)

	￦	274,981	320,494

(2)	Change in reserves for the six-month periods ended June 30, 2012 and 2011 are as follows:

(In millions of won)	Loss on valuation of available-for- sale financial assets		Loss on valuation of derivatives	Total
Balance at January 1, 2011	￦	803,075	(66,469)	736,606
Changes		(235,014)	8,728	(226,286)
Tax effect		54,280	(2,501)	51,779

Balance at June 30, 2011		622,341	(60,242)	562,099

Balance at January 1, 2012		352,616	(32,122)	320,494
Changes		(63,689)	3,645	(60,044)
Tax effect		15,413	(882)	14,531

Balance at June 30, 2012	￦	304,340	(29,359)	274,981

21.	Other Operating Income and Expenses

Details of other operating income and expenses for the three-month and six-month periods ended June 30, 2012 and 2011 are as follows:

	2012			2011
(In millions of won)	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Other Operating Income:
Reversal of allowance for doubtful accounts	￦	173	4,475	—	—
Gain on disposal of property and equipment and intangible assets		127	358	741	856
Others		1,172	5,647	4,174	5,642

	￦	1,472	10,480	4,915	6,498

37

21.	Other Operating Income and Expenses, Continued

Other Operating Expenses:
Communication expenses	￦	15,435	31,606	13,730	27,411
Utilities		33,316	65,316	28,782	56,552
Taxes and dues (*)		30,003	57,413	6,061	13,482
Repair		44,891	84,128	52,333	94,247
Research and development		48,778	92,523	58,031	115,767
Training		6,436	11,195	5,010	9,213
Bad debt for accounts receivables—trade		8,264	8,554	9,032	20,560
Supplies and other		11,614	22,815	15,139	27,523
Loss on disposal of property and equipment and intangible assets		1,323	2,085	6,789	7,355
Loss on impairment of property and equipment and intangible assets		15,438	15,438	—	—
Donations		28,213	40,482	21,315	44,594
Bad debt for accounts receivable—other		3,411	19,371	—	2,910
Others		653	1,332	1,813	5,196

	￦	247,775	452,258	218,035	424,810

(*)	Includes W 20.3 billion fined against the Company for allegedly colluding with other third parties to inflate the prices of handsets while advertising that the handsets are offered at a discount through subsidy plans. The Company appeal of the case is currently pending.

22.	Finance Income and Costs

(1)	Details of finance income and costs for the three-month and six-month periods ended June 30, 2012 and 2011 are as follows:

	2012			2011
(In millions of won)	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Finance Income:
Interest income	￦	12,780	33,771	35,306	78,321
Dividends		613	25,780	—	26,472
Gain on foreign currency transactions		2,749	3,900	1,187	2,422
Gain on foreign currency translation		225	267	4,644	13,352
Gain on valuation of financial asset at fair value through profit or loss		823	183	—	1,150
Gain on disposal of long-term investment securities		—	470	—	158,495

38

22.	Finance Income and Costs, Continued

Gain on valuation of derivatives		—	—	825	2,088
Gain on settlement of derivatives		8,402	12,694	—	—
Gain on valuation of financial liability at fair value through profit or loss		9,507	5,774	22,056	33,249

	￦	35,099	82,839	64,018	315,549

Finance Costs:
Interest expense	￦	79,580	150,583	44,827	99,910
Loss on foreign currency transactions		2,477	3,850	660	2,867
Loss on foreign currency translation		7	117	145	318
Loss on disposal of long-term investment securities		1,629	9,134	2	2
Loss on settlement of derivatives		1,232	1,232	2,005	5,136

	￦	84,925	164,916	47,639	108,233

(2)	Details of interest income included in finance income for the three-month and six-month periods ended June 30, 2012 and 2011 are as follows:

	2012			2011
(In millions of won)	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Interest income on cash equivalents and deposits	￦	7,365	19,790	9,916	20,007
Interest income on installment receivables and others		5,415	13,981	25,390	58,314

	￦	12,780	33,771	35,306	78,321

(3)	Details of interest expense included in finance costs for the three-month and six-month periods ended June 30, 2012 and 2011 are as follows:

	2012			2011
(In millions of won)	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Interest expense on bank overdrafts and borrowings	￦	33,807	37,272	7,059	16,787
Interest expense on debentures		38,345	79,247	36,840	78,268
Others		7,428	34,064	928	4,855

	￦	79,580	150,583	44,827	99,910

39

22.	Finance Income and Costs, Continued

(4)	Details of impairment losses for financial assets for the three-month and six-month periods ended June 30, 2012 and 2011 are as follows.

	2012			2011
(In millions of won)	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Bad debt for accounts receivable - trade	￦	8,264	8,554	9,032	20,560
Bad debt for accounts receivable - other		3,411	19,371	—	2,910

	￦	11,675	27,925	9,032	23,470

23.	Income Tax Expense

Income tax expense was recognized as current tax expense adjusted to changes in estimates related to prior periods, deferred tax expenses by origination and reversal, temporary differences, and income tax recognized in other comprehensive income. The Company’s effective tax rate is higher in 2011 than in 2012 primarily due to additional tax expense recognized as a result of the resolution of various tax matters during the finalization of Tax Authorities audits of the Company’s tax returns from 2005 to 2009

24.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the three-month and six-month periods ended June 30, 2012 and 2011 are calculated as follows:

	2012			2011
(In millions of won, shares)	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Net income for the period	￦	231,366	576,338	474,387	1,035,058
Weighted average number of common shares outstanding		69,694,999	69,694,999	71,094,999	71,094,999

Basic earnings per share (In won)	￦	3,320	8,269	6,673	14,559

2)	The weighted average number of common shares outstanding for the three-month and six-month periods ended June 30, 2012 and 2011 are calculated as follows:

40

24.	Earnings per Share, Continued

		Weighted number of days		Weighted number of shares
(In shares)	Number of shares	Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Outstanding common shares at January 1, 2012	80,745,711	91/91	182/182	80,745,711	80,745,711
Effect of treasury stock	(11,050,712)	91/91	182/182	(11,050,712)	(11,050,712)

Number of shares at June 30, 2012	69,694,999			69,694,999	69,694,999

		Weighted number of days		Weighted number of shares
(In shares)	Number of shares	Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Outstanding common shares at January 1, 2011	80,745,711	91/91	181/181	80,745,711	80,745,711
Effect of treasury stock	(9,650,712)	91/91	181/181	(9,650,712)	(9,650,712)

Number of shares at June 30, 2011	71,094,999			71,094,999	71,094,999

(2)	Diluted earnings per share

1)	Diluted net income per share for the three-month and six-month periods ended June 30, 2012 and 2011 are calculated as follows:

	2012			2011
(In millions of won, shares)	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Diluted net income for the period	￦	225,423	574,457	458,809	1,011,988
Diluted weighted average number of common shares outstanding		72,003,405	72,003,405	73,272,388	73,272,388

Diluted net income per share (In Won)	￦	3,131	7,978	6,262	13,811

2)	Adjusted net income for the three-month and six-month periods ended June 30, 2012 and 2011 are calculated as follows:

41

24.	Earnings per Share, Continued

	2012			2011
(In millions of won)	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Net income	￦	231,366	576,338	474,387	1,035,058
Effect of exchangeable bonds		(5,943)	(1,881)	(15,578)	(23,070)

Adjusted net income	￦	225,423	574,457	458,809	1,011,988

3)	Adjusted weighted average number of common shares outstanding for the three-month and six-month periods ended June 30, 2012 and 2011 are calculated as follows:

	2012		2011
(In shares)	Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Weighted average number of common shares outstanding	69,694,999	69,694,999	71,094,999	71,094,999
Effect of exchangeable bonds (*)	2,308,406	2,308,406	2,177,389	2,177,389

Adjusted weighted average number of common shares outstanding	72,003,405	72,003,405	73,272,388	73,272,388

(*)	Effect of exchangeable bonds represents weighted average number of common shares outstanding in respect of the exchangeable common shares of exchangeable bonds, which could be exchanged to treasury stock.

42

25.	Categories of Financial Instruments

(1)	Financial assets by categories as of June 30, 2012 and December 31, 2011 are as follows:

	June 30, 2012
(In millions of won)	Financial assets at fair value through profit or loss		Available-for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	369,378	—	369,378
Financial instruments		—	—	169,569	—	169,569
Short-term investment securities		—	49,945	—	—	49,945
Long-term investment securities (*1)		16,800	1,202,846	—	—	1,219,646
Accounts receivable—trade		—	—	1,336,186	—	1,336,186
Loans and receivables (*2)		—	—	711,581	—	711,581
Derivative financial assets		—	—	—	210,370	210,370

	￦	16,800	1,252,791	2,586,714	210,370	4,066,675

	December 31, 2011
(In millions of won)	Financial assets at fair value through profit or loss		Available-for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	895,558	—	895,558
Financial instruments		—	—	635,069	—	635,069
Short-term investment securities		—	90,573	—	—	90,573
Long-term investment securities (*1)		16,617	1,295,821	—	—	1,312,438
Accounts receivable—trade		—	—	1,282,234	—	1,282,234
Loans and receivables (*2)		—	—	1,103,799	—	1,103,799
Derivative financial assets		—	—	—	188,605	188,605

	￦	16,617	1,386,394	3,916,660	188,605	5,508,276

(*1)	The entire amount of long-term investment securities was designated as financial assets at fair value through profit or loss as the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured.

43

25.	Categories of Financial Instruments, Continued

(*2)	Details of loans and receivables as of June 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	June 30, 2012		December 31, 2011
Short-term loans	￦	75,381	88,236
Accounts receivable—other		419,595	774,221
Accrued income		3,881	5,278
Long-term loans		65,687	75,282
Long-term accounts receivable—other		694	5,393
Guarantee deposits		146,343	155,389

	￦	711,581	1,103,799

(2)	Financial liabilities by categories as of June 30, 2012 and December 31, 2011 are as follows:

	June 30, 2012
(In millions of won)	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Derivative financial liabilities	￦	—	—	23,529	23,529
Borrowings		—	2,303,743	—	2,303,743
Debentures (*1)		392,112	3,133,648	—	3,525,760
Accounts payable – other and others (*2)		—	2,675,412	—	2,675,412

	￦	392,112	8,112,803	23,529	8,528,444

44

25.	Categories of Financial Instruments, Continued

	December 31, 2011
(In millions of won)	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Derivative financial liabilities	￦	—	—	4,645	4,645
Borrowings		—	115,330	—	115,330
Debentures(*1)		397,887	3,148,118	—	3,546,005
Accounts payable – other and others(*2)		—	2,901,123	—	2,901,123

	￦	397,887	6,164,571	4,645	6,567,103

(*1)	The entire amount of debentures was designated as financial liabilities at fair value through profit or loss as the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured.

(*2)	Details of accounts payable and other payables as of June 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	June 30, 2012		December 31, 2011
Accounts payable—other	￦	1,084,184	1,361,473
Withholdings		18	18
Accrued expenses		598,332	468,313
Current portion of long-term payables—other		149,558	89,144
Long-term payables—other		702,780	840,974
Other non-current liabilities		140,540	141,201

	￦	2,675,412	2,901,123

26.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets under financial risk management consist of cash and cash equivalents, financial instruments, available-for-sale financial assets, trade and other receivables. Financial liabilities consist of trade and other payables, borrowings, and debentures.

1) Market risk

(i) Currency risk

45

26.	Financial Risk Management, Continued

The Company is exposed to currency risk mainly on exchange fluctuations on recognized assets and liabilities. The Company manages currency risk by currency forward, etc. if needed to hedge currency risk on business transactions. Currency risk occurs on forecasted transaction and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

Monetary foreign currency assets and liabilities as of June 30, 2012 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese Yen, thousands of other currencies)

	Assets			Liabilities
	Foreign currencies	Korean won equivalent		Foreign currencies	Korean won equivalent
USD	17,865	￦	20,613	1,086,801	￦	1,253,951
EUR	222		319	1,302		1,868
JPY	207,493		3,017	12,496,692		181,676
SGD	—		—	64,533		58,114
CHF	—		—	297,966		356,004
Others	1		1	46		7

		￦	23,950		￦	1,851,620

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (Refer to Note 16)

As of June 30, 2012, effects on income (loss) before income tax as a result of change in exchange rate by 10% are as follows:

(In millions of won)	If increased by 10%		If decreased by 10%
USD	￦	(37,831)	37,831
EUR		(154)	154
JPY		302	(302)
SGD		(1)	1
CHF		(4)	4
Others		(1)	1

	￦	(37,689)	37,689

46

26.	Financial Risk Management, Continued

(ii) Equity price risk

The Company has equity securities which include listed and non-listed securities for its liquidity and operating purpose. As of June 30, 2012, available-for-sale equity instruments measured at fair value amounts to ￦1,196,227 million.

(iii) Interest rate risk

Since the Company’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Company’s revenue and operating cash flow are not influenced by the changes in market interest rates. However, the Company still has interest rate risk arising from borrowings and debentures.

Accordingly, the Company performs various analysis of interest rate risk, which includes refinancing, renewal, alternative financing and hedging instrument option, to reduce interest rate risk and to optimize its financing.

The Company’s interest rate risk arises from floating-rate borrowings and payables. As of June 30, 2012, floating-rate debentures and borrowings amount to ￦528,708 million and ￦115,380 million, respectively, and the Company has entered into interest rate swaps to hedge interest rate risk related to floating-rate borrowings and debentures (Refer to Note 16). If interest rate only increases (decreases) by 1%, income before income taxes for the six-month period ended June 30, 2012 would not have been changed due to the interest expense from floating-rate borrowings and debentures.

2) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information, the Company establishes credit limits for each customer or counterparty.

For the six-month period ended June 30, 2012, the Company has no trade and other receivables or loans which have indications of significant impairment loss or are overdue for a prolonged period. As a result, the Company believes that the possibility of default is remote. Also, the Company’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivates. To minimize such risk, the Company has a policy to deal with high credit worthy financial institutions. The amount of maximum exposure to credit risk of the Company is the carrying amount of financial assets as of June 30, 2012.

47

26.	Financial Risk Management, Continued

In addition, the aging of trade and other receivables that are overdue at the end of the reporting period but not impaired is stated in Note 5 and the analysis of financial assets that are individually determined to be impaired at the end of the reporting period is stated in Note 22.

3) Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash equivalents balance and have enough liquidity through various committed credit lines. The Company maintains flexibly enough liquidity under credit lines through active operating activities. The Company’s current liabilities are greater than current assets by W 1,077 billion and W 518.9 billion as of June 30, 2012 and December 31, 2011, respectively. This was primarily caused by the acquisition of ownership interests in SK Hynix in February 2012. The Company plans to fund current liabilities with the cash flows generated by operations and through additional borrowings, as necessary.

Contractual maturities of financial liabilities as of June 30, 2012 are as follows:

(In millions of won)	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Derivative financial liabilities	￦	23,529	23,529	—	23,529	—
Borrowings		2,303,743	2,552,506	291,319	2,261,187	—
Debentures (*1)		3,525,760	4,431,027	331,046	2,897,176	1,202,805
Accounts payable - other and others (*2)		2,675,412	2,734,649	1,844,091	529,449	361,109

	￦	8,528,444	9,741,711	2,466,456	5,711,341	1,563,914

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*1) Includes estimated interest to be paid and excludes discounts on bonds.

(*2) Excludes discounts on accounts payable-other and others.

48

26.	Financial Risk Management, Continued

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The overall strategy of the Company is the same as that of the Company as of and for the year ended December 31, 2011.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total debt divided by total equity; the total debt and equity is extracted from the financial statements.

Debt-equity ratio as of June 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	June 30, 2012		December 31, 2011
Liability	￦	10,366,203	8,554,225
Equity		11,905,658	11,966,302

Debt-equity ratio		87.07%	71.49%

(3) Fair value

Fair value of the financial instruments that are traded in an active market is measured based on the quoted market price at the end of the reporting date. Disclosed market price of the financial assets held by the Company is the bid price.

Fair value of the financial instruments that are not traded in an active market is determined using the valuation method. The Company uses the various valuation methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period. Fair value of financial instruments such as long-term liabilities is measured using the various methods including estimated discounted cash flow method.

Fair values of accounts receivable – trade, and accounts payable—trade are considered to be carrying amount less impairment and fair value of financial liabilities for the disclosure purpose is estimated by discounting contractual future cash flows using the current market interest rate used for the similar financial instruments by the Company.

Interest rates used by the Company for the fair value measurement as of June 30, 2012 are as follows:

Interest rate
Derivative instruments	3.15%~5.59%
Borrowings and Debentures	3.92%

49

26.	Financial Risk Management, Continued

1)	Fair value and carrying amount

Carrying amount and fair value of financial assets and liabilities are as follows:

	June 30, 2012			December 31, 2011
(In millions of won)	Carrying amount		Fair value	Carrying amount	Fair value
Assets carried at fair value
Financial assets at fair value through profit or loss	￦	16,800	16,800	16,617	16,617
Derivative financial assets		210,370	210,370	188,605	188,605
Available-for-sale financial assets		1,196,226	1,196,226	1,273,132	1,273,132

	￦	1,423,396	1,423,396	1,478,354	1,478,354

Assets carried at amortized cost
Cash and cash equivalents	￦	369,378	369,378	895,558	895,558
Available-for-sale financial assets		56,565	56,565	113,262	113,262
Accounts receivable – trade and others		2,047,767	2,047,767	2,386,033	2,386,033
Financial instruments		169,569	169,569	635,069	635,069

	￦	2,643,279	2,643,279	4,029,922	4,029,922

Liabilities carried at fair value
Financial liabilities at fair value through profit or loss	￦	392,112	392,112	397,887	397,887
Derivative financial liabilities		23,529	23,529	4,645	4,645

	￦	415,641	415,641	402,532	402,532

Liabilities carried at amortized cost
Borrowings	￦	2,303,743	2,354,847	115,330	115,330
Debentures		3,133,648	3,368,061	3,148,118	2,985,078
Accounts payable—other and others		2,675,412	2,675,412	2,901,123	2,901,123

	￦	8,112,803	8,398,320	6,164,571	6,001,531

2)	Fair value hierarchy

The different levels have been defined as follows:

✓	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

✓	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

✓	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

50

26.	Financial Risk Management, Continued

The table below analyzes financial instruments carried at fair value, by fair value hierarchy as of June 30, 2012.

(In millions of won)	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss	￦	—	16,800	—	16,800
Derivative financial assets		—	210,370	—	210,370
Available-for-sale financial assets		1,052,372	26,069	117,785	1,196,226
Financial liabilities at fair value through profit or loss		392,112	—	—	392,112
Derivative financial liabilities		—	23,529	—	23,529

There have been no transfers from Level 2 to Level 1 in 2012 and changes of financial assets classified as Level 3 for the six-month period ended June 30, 2012 are as follows:

(In millions of won)	Balance at January 1		Other comprehensive income	Disposal	Balance at June 30
Available-for-sale financial assets	￦	162,097	(30,227)	(14,085)	117,785

27.	Transactions with Related Parties

(1)	As of June 30, 2012, the parent company and subsidiaries of the Company are as follows:

Type	Company	Ownership percentage (%)		Types of business
Ultimate Controlling Entity(*1)	SK Holdings Co., Ltd.	25.2	(*2)	Holding company
Subsidiaries	SK Telink Co., Ltd.	83.5		Telecommunication service
	SK Communications Co., Ltd.	64.6	(*3)	Internet website services
	PAXNet Co., Ltd.	59.7	(*3)	Internet website services
	Loen Entertainment, Inc.	67.6	(*3)	Release of music disc
	Stonebridge Cinema Fund	45.6		Investment association

51

27.	Transactions with Related Parties, Continued

Commerce Planet Co., Ltd.	100.0	(*3)	Online shopping mall operation agency
SK Broadband Co., Ltd.	50.6		Telecommunication services
Broadband D&M Co., Ltd.	100.0	(*3)	Base station maintenance service
Broadband Media Co., Ltd.	100.0	(*3)	Multimedia TV portal service
Broadband CS Co., Ltd.	100.0	(*3)	Customer Q&A and Service
K-net Culture and Contents Venture Fund	59.0	(*3)	Investment association
Fitech Focus Limited Partnership II (*4)	66.7	(*3)	Investment association
Open Innovation Fund	98.9	(*3)	Investment association
PS&Marketing Corporation	100.0		Retail
Service Ace Co., Ltd.	100.0		Customer center management service
Service Top Co., Ltd.	100.0		Customer center management service
Network O&S Co., Ltd.	100.0		Base station maintenance service
BNCP Co., Ltd.	100.0	(*3)	Software development and distribution service
Service-In Co., Ltd.	100.0	(*3)	Data base and internet website service
SK Planet Co., Ltd.	100.0		Telecommunication service and new media business
SK Telecom China Holdings Co., Ltd.	100.0		Equity investment (Holding company)
SKY Property Mgmt. Ltd.	60.0		Equity investment
Shenzhen E-eye High Tech Co., Ltd.	65.5	(*3)	GPS manufacturing and selling
SK China Real Estate Co., Ltd.	99.4		Equity investment
SKT Vietnam PTE. Ltd.	73.3		Telecommunication service
SKT Americas, Inc.	100.0		Telecommunication service
YTK Investment Ltd.	100.0		Investment
Atlas Investment	100.0		Investment
Technology Innovation Partners, LP.	100.0	(*3)	Investment
SK Telecom China Fund I L.P.	100.0	(*3)	Investment

(*1)	SK Holdings Co., Ltd. is the Ultimate Controlling Entity because of its de facto control over the Company.
(*2)	The ownership percentage represents parent company’s ownership over the Company.
(*3)	The ownership percentage represents subsidiaries’ ownership over their subsidiaries, in which the Company has no direct investment.

52

27	Transactions with Related Parties, Continued

(*4)	Name of the company has been changed from Benex Focus Limited Partnership II to Fitech Focus Limited Partnership II during the six-month period ended June 30, 2012.

(2)	Transactions

	Purchases of property and equipment			Commissions paid and other expenses		Commissions earned and other income
	2012
(In millions of won)	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Ultimate Controlling Entity:
SK Holdings Co., Ltd.(*1)	￦	—	—	6,471	162,871	184	283
Subsidiaries:
SK Telink Co., Ltd.(*2)		—	—	14,380	24,325	12,754	28,122
SK Communications Co., Ltd.		—	—	—	—	1,434	3,130
Loen Entertainment, Inc.		—	—	273	276	1,529	2,849
Commerce Planet Co., Ltd.		—	—	292	292	5	8
SK Broadband Co., Ltd.		15,637	15,992	92,115	179,214	30,512	57,639
PS&Marketing Corporation		128	128	129,495	193,899	1,249	1,983
Service Ace Co., Ltd.		—	—	33,069	67,432	2,131	4,209
Service Top Co., Ltd.		—	—	30,013	63,215	1,930	3,591
Network O&S Co., Ltd.		27,188	27,188	46,913	72,931	1,014	1,602
SK Planet Co., Ltd.		—	—	129,636	260,270	12,102	25,646
SK Telecom China Holdings Co., Ltd.		—	—	11,775	11,775	—	—
SKT Americas, Inc.		—	—	6,200	6,200	—	—
Others		—	—	—	149	39	69
Associates:
SK Marketing & Company Co., Ltd.		72	97	30,021	54,098	1,262	3,261
F&U Credit information Co., Ltd.		—	—	11,355	24,029	463	804
SK Wyverns Baseball Club Co., Ltd.		—	—	43	9,443	—	—
HanaSK Card Co., Ltd.		3	3	70,046	146,299	42,711	90,387
HappyNarae Co., Ltd. (*3)		1,908	1,911	3,143	3,572	—	—
Others		—	—	—	1,995	63	63
Others:
SK C&C Co., Ltd.		39,312	91,384	59,995	123,627	882	2,137
SK Innovation Co., Ltd.		—	—	186	371	1,511	2,336
M&Service Co., Ltd.		—	—	332	487	177	400

53

27	Transactions with Related Parties, Continued

SK Engineering and Construction Co., Ltd.		132,927	175,809	12,642	12,723	899	2,467
SK Telesys Co., Ltd.		88,585	100,929	—	6,367	37	68
SK Networks Co., Ltd.		1,994	1,994	138,080	221,561	4,341	8,494
SK Networks Service Co., Ltd.		—	—	11,525	18,243	—	—
Others		545	548	—	3,741	2,361	4,346

	￦	308,299	415,983	838,000	1,669,405	119,590	243,894

(*1)	Dividends paid amounted to W 150,169 million were included in commissions paid and other expenses.
(*2)	Dividends received amounted to W 2,834 million were included in commissions earned and other income.

(2)	Transactions, Continued

(*3)	Name of the company has been changed from MRO Korea Co., Ltd. to HappyNarae Co., Ltd. during the six-month period ended June 30, 2012.

	Purchases of property and equipment			Commissions paid and other expenses		Commissions earned and other income
	2011
(In millions of won)	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Ultimate Controlling Entity:
SK Holdings Co., Ltd.(*1)	￦	—	—	6,631	151,556	289	364
Subsidiaries:
SK Telink Co., Ltd.(*2)		—	—	26,983	52,096	16,017	37,619
SK Communications Co., Ltd.		—	—	8,830	11,084	1,744	3,863
Loen Entertainment, Inc.		—	—	10,905	20,743	1,545	2,496
Ntreev Soft Co., Ltd.(*3)		—	—	—	—	4,368	7,364
Commerce Planet Co., Ltd.		46	46	36,660	78,660	12,623	15,006
SK Broadband Co., Ltd.		12,296	12,296	69,722	121,187	23,764	43,725
PS&Marketing Corporation		—	—	49,951	113,418	669	1,291
Service Ace Co., Ltd.		—	—	28,940	57,111	2,007	4,784
Service Top Co., Ltd.		—	—	27,230	54,677	2,096	3,708
Network O&S Co., Ltd.		7,066	7,066	32,596	51,475	427	994

54

27	Transactions with Related Parties, Continued

SK Telecom China Holdings Co., Ltd.		—	—	7,066	11,586	—	—
SKT Americas, Inc.		—	—	5,802	9,110	—	—
Others		—	—	355	605	88	132
Associates:
SK Marketing & Company Co., Ltd.		2,183	2,183	25,415	52,798	1,561	3,743
F&U Credit information Co., Ltd.		—	—	10,994	20,737	327	710
SK Wyverns Baseball Club Co., Ltd.		—	—	1,200	10,994	—	12
HanaSK Card Co., Ltd.		9	10	79,731	124,045	16,201	33,995
HappyNarae Co., Ltd.(*4)		1,893	2,059	1,615	2,203	—	3
Others		29	29	5,109	9,272	—	1
Others:
SK C&C Co., Ltd.		56,608	82,184	71,043	133,727	655	1,979
SK Innovation Co., Ltd.		—	—	14	25	336	487
M&Service Co., Ltd.		—	—	3,601	5,970	1,265	1,269
SK Engineering and Construction Co., Ltd.		51,841	59,864	3,090	3,173	447	1,398
SK Telesys Co., Ltd.		70,399	79,417	2,920	5,177	19,187	56,395
SK Networks Co., Ltd.		2,747	2,914	81,323	167,569	3,433	7,566
SK Networks Service Co., Ltd.		—	—	12,358	15,525	—	79
Others		989	1,260	2,473	26,098	1,467	2,956

	￦	206,106	249,328	612,557	1,310,621	110,516	231,939

(*1)	Dividends paid amounted to W 138,669 million were included in commissions paid and other expenses.
(*2)	Dividends received amounted to W 3,340 million were included in commissions earned and other income.
(*3)	The Company sold its investment during the six-month period ended June 30, 2012.
(*4)	Name of the company has been changed from MRO Korea Co., Ltd. to HappyNarae Co., Ltd. during the six-month period ended June 30, 2012.

55

27	Transactions with Related Parties, Continued

(3)	Account balances

	June 30, 2012
(In millions of won)	Accounts receivable		Guarantee deposits	Accounts payable	Guarantee deposits received
Ultimate Controlling Entity:
SK Holdings Co., Ltd.	￦	113	—	—	—
Subsidiaries:
SK Telink Co., Ltd.		1,675	—	27,442	—
SK Communications Co., Ltd.		2,495	—	2,907	5,524
Loen Entertainment, Inc.		330	—	315	—
Commerce Planet Co., Ltd.		—	—	49	—
SK Broadband Co., Ltd.		5,241	1,151	26,916	39,444
PS&Marketing Corporation		767	—	35,813	7,059
Service Ace Co., Ltd.		762	—	11,894	3,997
Service Top Co., Ltd.		569	—	11,770	3,367
Network O&S Co., Ltd.		—	—	12,141	164
SK Planet Co., Ltd.		17,470	—	20,613	66,816
SK Vietnam PTE. Ltd.		3,790	—	—	—
SKT Americas, Inc.		—	—	1,855	—
Others		—	—	7	150
Associates:
SK Marketing & Company Co., Ltd.		112	—	26,094	—
F&U Credit information Co., Ltd.		280	—	3,941	—
SK Wyverns Baseball Club Co., Ltd.		—	—	3	—
Wave City Development Co., Ltd.		38,412	—	—	—
HanaSK Card Co., Ltd.		7,192	—	17,036	—
HappyNarae Co., Ltd.(*)		—	—	1,608	—
SK USA, Inc.		—	—	3,660
Others		70	10	44	—
Others:
SK C&C Co., Ltd.		425	—	44,104	197
SK Innovation Co., Ltd.		999	91	1	—
M&Service Co., Ltd.		192	—	903	—
SK Engineering and Construction Co., Ltd.		988	—	5,371	83
SK Telesys Co., Ltd.		176	—	20,806	—
SK Networks Co., Ltd.		—	1,013	33,798	696
SK Networks Service Co., Ltd.		—	—	10,888	—
Others		1,150	—	1,298	47

	￦	83,208	2,265	321,277	127,544

56

27.	Transactions with Related Parties, Continued

(*)	Name of the company has been changed from MRO Korea Co., Ltd. to HappyNarae Co., Ltd. during the six-month period ended June 30, 2012.

(3)	Account balances, Continued

	December 31, 2011
(In millions of won)	Accounts receivable		Guarantee deposits	Accounts payable	Guarantee deposits received
Ultimate Controlling Entity:
SK Holdings Co., Ltd.	￦	146	—	—	—
Subsidiaries:
SK Telink Co., Ltd.		2,664	—	7,749	3,281
SK Communications Co., Ltd.		1,221	—	2,508	5,524
Loen Entertainment, Inc.		472	—	764	—
Ntreev Soft Co., Ltd.(*1)		1,629	—	—	—
Commerce Planet Co., Ltd.		1	—	363	—
SK Broadband Co., Ltd.		7,244	982	78,286	40,401
PS&Marketing Corporation		371	—	40,311	6,249
Service Ace Co., Ltd.		735	—	13,213	3,997
Service Top Co., Ltd.		438	—	14,733	2,462
Network O&S Co., Ltd.		575	—	50,210	170
SK Planet Co., Ltd.		85,902	—	177,809	66,805
SK Telecom China Holdings Co., Ltd.		3,788	—	—	—
SKT Americas, Inc.		—	—	4,062	—
Others		—	—	591	150
Associates:
SK Marketing & Company Co., Ltd.		262	—	22,977	—
F&U Credit information Co., Ltd.		—	—	3,736	—
SK Wyverns Baseball Club Co., Ltd.		3,812	—	—	—
Wave City Development Co., Ltd.		38,412	—	—	—
HanaSK Card Co., Ltd.		8,627	—	1,600	—
HappyNarae Co., Ltd.(*2)		—	—	1,057	—
Daehan Kanggun BcN Co., Ltd.		20,562	—	—	—
Others		—	—	1,060	—

57

27.	Transactions with Related Parties, Continued

Others:
SK C&C Co., Ltd.		2,452	—	89,784	197
SK Innovation Co., Ltd.		940	91	2	—
M&Service Co., Ltd.		332	—	2,346	—
SK Engineering and Construction Co., Ltd.		486	—	27,808	83
SK Telesys Co., Ltd.		106	—	35,371	—
SK Networks Co., Ltd.		696	4,613	29,296	696
SK Networks Service Co., Ltd.		—	—	3,530	—
Others		2,141	—	1,322	—

	￦	184,014	5,686	610,488	130,015

(*1)	The Company sold its investment during the six-month period ended June 30, 2012.
(*2)	Name of the company has been changed from MRO Korea Co., Ltd. to HappyNarae Co., Ltd. during the six-month period ended June 30, 2012.

(4)	Compensation for the key management

The Company considers registered directors who have substantial roles and responsibility in planning, operating, and controlling of the business as key management. Considerations given to key management for the three-month and six-month periods ended June 30, 2012 and 2011 are as follows:

	2012			2011
(In millions of won)	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Salaries	￦	296	8,287	1,676	8,832
Provision for retirement benefits		78	643	107	623

	￦	374	8,930	1,783	9,455

28.	Commitments and Contingencies

As of June 30, 2012, the Company has participated in “Tactical Airship” program of the Defense Acquisition Program Administration with Joint Defense Corporation. For an advance receipt amounting to W 4,200 million, which Joint Defense Corporation received from the Defense Acquisition Program Administration, the Company provides payment guarantees to the Defense Acquisition Program Administration.

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29.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the six-month periods ended June 30, 2012 and 2011 are as follows:

(In millions of won)	2012		2011
Interest income	￦	(33,771)	(78,321)
Dividends		(25,780)	(26,472)
Gain on foreign currency translation		(267)	(13,352)
Gain on valuation of financial assets at fair value through profit or loss		(183)	(1,150)
Gain on valuation of financial liabilities at fair value through profit or loss		(5,774)	(33,249)
Gain on disposal of long-term investments securities		(470)	(158,495)
Gain on valuation of derivatives		—	(2,088)
Gain on settlement of derivatives		(12,694)	—
Gain on disposal of investments in associates		(80,482)	(1,990)
Gain on disposal of property and equipment and intangible assets		(358)	(856)
Reversal of allowance for doubtful accounts		(4,475)	—
Other income		(667)	(2,491)
Interest expenses		150,583	99,910
Loss on foreign currency translation		117	318
Loss on disposal of long-term investments securities		9,134	2
Loss on settlement of derivatives		1,232	5,136
Impairment loss on investment in associates		72,096	—
Income tax expense		153,231	403,267
Provision for retirement benefits		15,490	16,084
Depreciation and amortization		854,543	915,751
Bad debt for accounts receivable—trade		8,554	20,560
Loss on disposal of property and equipment and intangible assets		2,085	7,355
Impairment loss on property and equipment and intangible assets		15,438	—
Bad debt for accounts receivable—other		19,371	2,910
Other expenses		—	1,338

	￦	1,136,953	1,154,167

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29.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the six-month periods ended June 30, 2012 and 2011 are as follows:

(In millions of won)	2012		2011
Accounts receivable—trade	￦	(57,941)	89,221
Accounts receivable—other		335,259	804,399
Advance payments		23,878	43,451
Prepaid expenses		10,695	44,937
Inventories		(5,038)	(5,255)
Long-term accounts receivables—other		4,699	461,495
Guarantee deposits		14,135	(1,711)
Accounts payable—other		(278,841)	(373,898)
Advanced receipts		(1,444)	8,782
Withholdings		102,216	120,613
Deposits received		(2,162)	35
Accrued expenses		119,296	(10,541)
Unearned revenue		(31,209)	(27,286)
Provisions		(88,299)	(6,323)
Long-term provisions		(15,391)	44,203
Plan assets		636	6,588
Retirement benefit payment		(11,113)	(12,996)
Others		(9)	236

	￦	119,367	1,185,950

(3)	Significant non-cash transactions for the six-month periods ended June 30, 2012 and 2011 are as follows:

(In millions of won)	2012		2011
Accounts payable—other related to acquisition of tangible assets and others	￦	8,010	197,189

30.	Subsequent Events

On July 25, 2012, the Board of Directors of the Company resolved to pay interim cash dividends of W 1,000 per share totaling W 69,695 million (Market dividend rate: 0.82%). The ex-dividend date was June 30, 2012 and the interim dividends are expected to be paid within twenty days after the date of the Board of Directors’ resolution.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD. (Registrant)

By: /s/ Soo Cheol Hwang
(Signature)
Name:	Soo Cheol Hwang
Title:	Senior Vice President

Date: October 9, 2012

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